EXHIBIT D

Government of Jamaica

This description of the Government of Jamaica is dated as of June 20, 2019 and appears as Exhibit (D) to the Government of Jamaica’s Annual Report on Form 18-K to the US Securities and Exchange Commission for the fiscal year ended March 31, 2019.

EXCHANGE RATES

The following table shows exchange rate information for the selling of US dollars for the periods indicated. The Federal Reserve Bank of New York does not report a noon buying rate for the JA dollar. The official exchange rate published by the Bank of Jamaica (“BOJ”) for US dollars on April 30, 2019 was J$134.96 per US$1.00.

Foreign Exchange Rates(1)

Foreign Exchange Rates(1) Year	Average for Period(1)	End of Period	Percentage Change(2) (End of Period)
	(spot weighted average ask in J$ for US$)
2014	111.54	114.66	7.78
2015	117.48	120.42	5.02
2016	125.77	128.44	6.66
2017	128.28	125.00	(2.68)
2018	129.53	127.72	2.18

Foreign Exchange Rates(1) Month/Year	Average for Period(1)	End of Period	Percentage Change (End of Period)(3)
	(spot weighted average ask in J$ for US$)
January 2019	131.68	136.10	6.56
February 2019	133.83	128.81	(5.36)
March 2019	126.03	126.47	(1.82)
April 2019	131.75	134.96	6.71

(1)	The weighted average of the exchange rates for annual periods is calculated as the simple average of end of month rates.
(2)	As compared to the prior year.
(3)	As compared to the prior month.

Source: Bank of Jamaica

PRESENTATION OF CERTAIN INFORMATION

All references in the annual report on Form 18-K to “Jamaica” and the “Government” are to the Government of Jamaica, unless otherwise indicated. All references to “JA dollars” and “J$” are to Jamaica dollars, all references to “US dollars” and “US$” are to the lawful currency of the United States of America, or US, all references to “€” are to Euro and all references to £ are to Great Britain Pounds. Historical amounts translated into JA dollars or US dollars have been converted at historical rates of exchange. References to annual periods (e.g., “2018”) refer to the calendar year ended December 31, and references to fiscal year or FY (e.g., “FY 2017/18” or “FY 2018/19”) refer to Jamaica’s fiscal year ended March 31. All references to “tonnes” are to metric tonnes. Jamaica publishes external economy information, such as external debt and goods and services exported, in US dollars. All international currencies, such as external debt denominated in Euro, are translated into US dollars. Domestic economy information is published by Jamaica in JA dollars. Components contained in tabular information in this annual report on Form 18-K may not add to totals due to rounding. The term “N/A” is used to identify economic or financial data that is not presented for a particular period because it is not applicable to such period and “n.a.” for economic or financial data that is not available.

Statistical information included in this report is the latest official data publicly available. Financial data provided may be subsequently revised in accordance with Jamaica’s ongoing maintenance of its economic data.

JAMAICA

N
W
E
S
Caribbean Sea
Montego Bay
Ocho Rios
Negril
Port Antonio
Mandeville
Spanish Town
Kingston
Caribbean Sea

Gulf of Mexico
Miami
THE BAHAMAS
Atlantic Ocean
CUBA
MEXICO
HAITI
DOM. REP.
JAMAICA
Kingston
BELIZE
Puerto Rico (U.S.)
HONDURAS
Caribbean Sea
EL SALVADOR
NICARAGUA
COSTA RICA
PANAMA
COLOMBIA
VENEZUELA

SUMMARY

The following is a summary of Jamaica’s economic information for the five years ended and as at December 31, 2018. This summary does not purport to be complete and is qualified by the more detailed information appearing elsewhere in this document.

Summary of Economic Information

	2014	2015	2016		2017		2018
DOMESTIC SECTOR(1)
Nominal GDP (J$ millions)	1,541,749.2	1,659,404.7	1,760,987.1		1,897,303.2		2,025,584.4
Nominal GDP (US$ millions) (2)	13,892.3	14,187.2	14,074.9		14,829.9		15,615.1
Total Value Added (J$ millions) at basic price(1)(2)	1,305,592.9	1,393,628.1	1,465,111.1		1,551,077.5		1,654,500.0
Real GDP(J$ millions) at basic price(3)	736,856.3	743,122.0	754,302.0		759,265.2		773,359.7
Real GDP at basic price (US$ millions)(2)(3)	10,716.2	10,807.3	10,969.9		11,042.1		11,247.0
Percent Change in Real GDP(3)	0.6	0.9	1.5		0.7		1.9
Real GDP at basic price per capita (J$/person)(3)	270,847.9	272,676.5	276,488.2		278,256.7		283,541.6
Real GDP (J$ millions) at market price	847,216.0	854,882.4	866,685.3		875,166.1		n.a.
Real GDP at market price (US$ millions)(2)	12,321.1	12,432.6	12,604.3		12,727.6		n.a
Percent change in Real GDP at market price	0.7	0.9	1.4		1.0		n.a.
Real GDP at market price per capita (J$/person)	311,413.0	313,685.1	317,682.4		320,732.3		n.a.
Inflation
Consumer Price Index (Percent Change)	6.4	3.7	1.7		5.2		2.4
Interest Rates (%)(4)
Weighted Average Loan Rate	17.2	16.9	16.2		14.6		13.5
Weighted Average Deposit Rate	2.6	1.6	1.3		1.6		1.3
Treasury Bill Yield(5)	7.1	6.0	6.6		4.6		2.1
Unemployment Rate (%)(6)	13.7	13.5	13.2		11.7		9.1
EXTERNAL SECTOR (US$ millions)
Average Annual Nominal Exchange Rate (J$/US$)	111.5	117.5	125.8		128.3		129.5
Export of Goods (f.o.b)	1,448.6	1,254.9	1,194.9		1,350.8		1,894.6
Alumina	529.4	518.6	444.0		570.3		1,041.7
Sugar	55.8	53.9	14.2		14.4		13.7
Imports of Goods (c.i.f)	5,847.3	5,033.5	4,621.9		5,533.5		6,126.0
Goods Balance	(3,759.0)	(3,194.5)	(2,973.7)		(3,553.6)		(3,542.8)
Current Account Balance	(1,114.4)	(430.1)	(103.0)		(385.6)		(463.5)
Gross Foreign Direct Investments	582.1	925.0	928.0		888.8		774.6
Net Foreign Direct Investments	522.7	890.8	657.9		845.5		761.9
Increase/(Decrease) in Reserves	953.3	435.9	282.4		488.9		(202.9)
Net International Reserves of the Bank of Jamaica	2,001.1	2,437.0	2,719.4		3,208.3		3,005.4
Weeks of Coverage of Goods Imports(7)	25.5	35.5	40.1		36.9		32.8
PUBLIC FINANCE (J$ millions)(8)
Revenue and Grants	411,715.9	455,835.8	499,879.9		560,773.6		628,985.2
Expenditure	418,986.9	460,719.4	503,356.0		552,050.1	(9.1)	604,597.5	(9.2)
Fiscal Surplus (Deficit)	(7,277.1)	(4,883.9)	(3,476.1)		8,723.4		24,387.7
Fiscal Surplus (Deficit) as a % of Nominal GDP	(0.5)	(0.3)	(0.2)		0.5		1.2
Primary Surplus	117,241.6	120,795.9	135,880.1		143,904.4	(10.1)	153,575.8	(10.2)
Primary Surplus as a % of Nominal GDP	7.6	7.3	7.7		7.6		7.6
Loan Receipts	168,705.9	298,600.6	89,826.8		207,133.0		114,180.1
Amortization	87,635.5	342,725.9	75,389.7		232,289.9		132,990.1
Overall Surplus (Deficit)	73,799.4	(42,938.0)	25,565.7		(19,294.1)		(1,567.1)
Overall Public Sector Surplus (Deficit)(11)	7,374.1	28,694.8	16,098.5		17,927.5		15,711.7
Overall Public Sector Surplus (Deficit) as a % of Nominal GDP	0.5	1.7	0.9		1.0		0.8
PUBLIC DEBT
Domestic Debt (J$ millions)(12)	1,046,850.3	860,262.6	834,319.9		760,275.8		752,120.9
Percent of Nominal GDP	67.9	51.8	47.4		40.1		37.1
Public Sector External Debt (US$ millions)	8,658.6	10,314.0	10,244.0		10,102.8		9,936.6
Percent of Nominal GDP	62.5	73.0	72.9		68.6		63.5
Total Public Sector Debt (J$ millions)	2,039,650.3	2,102,220.0	2,150,062.7		2,023,130.8		1,951,655.9
Percent of Nominal GDP	132.3	126.8	122.3		107.1		96.1
External Debt Service Ratio	19.4	18.4	14.1		13.9		11.6
TOURISM
Total Visitor Arrivals	3,503,978	3,691,744	3,837,243		4,276,189		4,318,600
Occupancy Rate (% Hotel Rooms)	68.0	69.0	64.1		64.9		65.0
Visitor Expenditures (US$ millions)	2,244.4	2,402.3	2,608.8	(13)	3,004.9		3,220.6

(1)

The gross domestic product series has been revised. This revision was made in order to capture the changing structure of industries in the manufacturing, financial and insurance services, business services and the miscellaneous services sectors. In addition, the base year has been changed from 1996 to 2003.

(2)	Calculated using the average annual nominal exchange rate.
(3)	At constant 2007 prices.

(4)	Interest Rates are on domestic currency loans and deposits.
(5)	Tenors of Treasury Bills are approximately 182 days.
(6)	Includes all persons without jobs, whether actively seeking employment or not.
(7)	Calculated on the basis of gross international reserves.
(8)	Fiscal year data from April 1 to March 31. For example, 2018 refers to the period April 1, 2018 to March 31, 2019.
(9.1)	This figure of J$552,050.1 million excludes Business Process Outsourcing (“BPO”) capital expenditure of J$1,627.3 million. With BPO inclusion, the total expenditure would be J$553,677.5 million.
(9.2)	This figure of J$604,597.5 million excludes BPO capital expenditure of J$1,649.6 million. With BPO inclusion, the total expenditure would be J$606,247.1 million.
(10.1)	This figure of J$143,904.4 million figure is higher because of the inclusion of BPO capital expenditure. Without the BPO inclusion, the primary surplus would be J$142,277.1 million.
(10.2)	This figure of J$153,575.8 million is higher because of the inclusion of BPO capital expenditure. Without the BPO inclusion, the primary surplus would be J$151,926.2 million.
(11)	Overall Public Sector comprises the central government, governmental statutory bodies and authorities and government-owned companies.
(12)	Does not include contingent liabilities in the form of guarantees of certain obligations of public entities.
(13)	Provisional estimate.

Source: Bank of Jamaica, Statistical Institute of Jamaica, Ministry of Finance and the Public Service and Jamaica Tourist Board

JAMAICA

History

Originally settled by the Arawak Indians, Jamaica was first visited by Christopher Columbus in 1494 on his second voyage to the New World. Jamaica’s name derives from the Arawak word “Xaymaca,” which means “Land of Wood and Water.” In 1655, Admiral William Penn and General Robert Venables led a British force that conquered the island, ousting the Spaniards. Over the next 40 years, Jamaica became the stronghold of the Caribbean buccaneers who transformed Port Royal, then the island’s commercial center, into the richest city in the New World. The sugar industry, supported to a great extent by slaves transported from Africa until the abolition of slavery in 1834, formed the basis of the island’s economy. During its three centuries as a British colony, Jamaica was variously administered by a governor and a planter-controlled legislature, by British Crown Colony rule from London, England, and by a limited representative government in the late 19th and early 20th centuries. The Government granted universal adult suffrage in 1944. From 1958 to 1961, Jamaica was a member of the now-defunct West Indies Federation, which encompassed all of Britain’s Caribbean colonies. Although plans for independence first appeared in the 1940s, internal self-government did not begin until 1959. On August 6, 1962, Jamaica became an independent country within the British Commonwealth.

The historical development of the island has influenced Jamaican national symbols. Jamaica’s flag, a diagonal cross of gold on a green and black background, represents the statement, “The sun shineth, the land is green and the people are strong and creative.” The national crest incorporates the original Arawak inhabitants with the legend “Out of Many, One People,” which reflects the country’s multiracial heritage. Jamaica’s reggae music enjoys international renown.

Territory and Population

Jamaica, the third largest island in the Caribbean Sea, is located 558 miles (898 kilometers) southeast of Miami, Florida, 90 miles (144.8 kilometers) south of Cuba and 100 miles (160.9 kilometers) southwest of Haiti. The island has an area of 4,411 square miles (11,420 square kilometers), and its highest point is the Blue Mountain Peak, which rises 7,402 feet (2,256 meters) above sea level. The capital city, Kingston, located on the island’s southeast coast, also serves as Jamaica’s major commercial center. The natural harbor in Kingston is the seventh largest in the world. The country’s second-largest city, Montego Bay, located on the island’s northwest coast, is Jamaica’s main center for tourism. See “The Jamaican Economy—Principal Sectors of the Economy—Tourism.”

From 2010 to 2018, Jamaica’s population grew at an average annual rate of 0.17% per year. This low rate of population growth is primarily due to declining birth rates. At December 31, 2018, Jamaica’s population was estimated at 2,726,667, lower than the December 31, 2017 population of 2,728,839. The most recent population and housing census in 2011 reported that 46.1% of Jamaica’s population lives in rural areas while 53.9% lives in urban areas. Jamaica’s official language is English, and a dialect is also spoken by the majority of the population.

Society

Jamaica’s educational system is based on the British system. The school system consists of a pre-primary cycle of two years, followed by a primary cycle of six years, a secondary cycle of seven years, post-secondary and tertiary education. The education and training sector focuses on the development of the population, from early childhood through to the tertiary level and beyond. One focus is being placed on increasing the Government’s involvement at the early childhood education level in order to increase access to better quality education.

The Government has embarked on a new learner-centered curriculum (National Standards Curriculum) geared at fostering the development of critical thinking and higher order skills at the primary level and secondary levels.

The Heart Trust/NTA is the facilitating and coordinating body for technical and vocational workforce development in Jamaica. The Heart Trust/NTA provides access to training, development of competence, assessment and certification to working age Jamaicans. It also facilitates career development and employment services island- wide.

Training is provided both in the workplace (enterprise-based) as well as through formal Technical, Vocational and Educational Training (“TVET”) institutions and TVET special programs. Programs have also been implemented to increase access to all, especially unattached youths. As at March 2018, the Heart Trust/NTA directly administered training in over 28 institutions island-wide and over 251 secondary schools and special church-based and community-based training institutions.

The educational system accommodates a variety of public and private schools. Post-secondary education is available to qualified candidates at 18 state institutions including community colleges, the Caribbean Maritime University, the University of Technology, the University of the West Indies and 42 private institutions including the University of the Commonwealth Caribbean, Northern Caribbean University, and International University of the Caribbean.

In addition to the formal school system, Jamaica has an adult literacy program – the Jamaican Foundation of Lifelong Learning. According to the 2008 Jamaica Survey of Living Condition Survey Literacy Module, 91.7% of the population was “Literate,” with 78.3% being “Functionally Literate” and 13.4% having only “Basic Literacy,” while 8.3% were “Illiterate.” Data provided by UNESCO Institute for Statistics estimates the 2018 adult literacy rate at 94.5% (85.9% male and 90.2% female).

Recent macro- and micro-economic developments have resulted in an overall decline in the unemployment rate. In 2018, the average number of unemployed persons was 121,625, a decrease of 23.2% from 158,400 in 2017. The average unemployment rate was 9.1% in 2018, a decrease from 11.7% in 2017. See “The Jamaican Economy—Employment and Labor.” The average unemployment rate in Jamaica during the past five years has decreased from a high of 13.7% in 2014 to a low of 9.1% in 2018. Unemployment was 8.0% as at January 31, 2019, as compared to 9.6% as at January 31, 2018.

The Government remains committed to prioritizing the social protection program in an effort to minimize any potentially adverse impact on the most vulnerable within the population. The Programme of Advancement Through Health and Education (PATH) and supporting interventions under its suite of social protection projects were allocated some J$8.3 billion in FY 2018/19, representing an increase by some 4.1% from the J$7.97 billion allocated in the previous financial year. The increase takes into account the end of the Inter-American Development Bank (“IDB”) Integrated Social Protection and Labour Programme in December 2017 and the conclusion of the World Bank Social Protection Project in March 2018. The funds will be used to support cash transfers to the eligible families, the administrative costs and transition payments to beneficiaries under the graduation strategy, and the continuing human capital endeavours including training and apprenticeships.

The following table shows selected social indicators applicable to Jamaica for the five years ended December 31, 2018:

Social Indicators

	2014		2015		2016		2017		2018*
Real GDP at market price per capita(1)	J$	311,413.0	J$	313,685.1	J$	317,682.4	J$	320,732.3		n.a.
Real GDP at basic price per capita	J$	270,847.9	J$	272,676.5	J$	276,488.2	J$	278,256.7	J$	283,541.6
Perinatal Mortality Rate (per thousand)(2)		29.4		310.8		29.0		27.1		30.9

(1)	In constant 2007 prices.
(2)

Defined as deaths in government hospitals occurring anytime from 28 weeks of pregnancy until seven days after birth Please note that the statistics for Perinatal Mortality Rate are only reflective of the public secondary and tertiary health care facilities; no inference should be made of the primary health care facilities or Jamaica as a whole. Data marked by an * should be used provisionally.

Source: Statistical Institute of Jamaica, Planning Institute of Jamaica and Ministry of Health—Planning and Evaluation Branch.

Governmental Structure and Political Parties

The Jamaica Order in Council 1962 (the “Constitution”) is the supreme law of Jamaica and sets forth the basic framework and legal underpinnings for governmental activity in Jamaica. The Constitution came into effect when Jamaica became a politically independent country on August 6, 1962. It includes provisions that safeguard the fundamental freedoms of the individual. While a simple majority of Parliament can enact amendments to the Constitution, certain amendments require ratification by a two-thirds majority in both Houses of Parliament, and amendments altering fundamental rights and freedoms require the additional approval of a national referendum.

Jamaica is a bicameral parliamentary democracy based upon the British Westminster model and is a member of the British Commonwealth. The Head of State is the British Monarch, who is represented locally by the Governor-General of Jamaica. Traditionally, the British Monarch appoints the Governor-General upon the recommendation of Jamaica’s Prime Minister. The actions of the Governor-General are, in most cases, of a purely formal and ceremonial nature. General elections are constitutionally due every five years, at which time all seats in the House of Representatives are up for election. The Constitution permits the Prime Minister to call elections at any time within or shortly beyond the five-year period, consistent with the Westminster model.

National legislative power is vested in a bicameral Parliament composed of a House of Representatives and a Senate. The House of Representatives is comprised of 63 members elected by the people in the general elections. The Senate is comprised of 21 members appointed by the Governor-General, 13 of whom are appointed on the advice of the Prime Minister and eight of whom are appointed on the advice of the Leader of the Opposition. The President of the Senate is elected by its members. The members of the House of Representatives select their own chairman, known as the Speaker. The Prime Minister, usually the member most likely to command the support of the majority of the members of the House of Representatives, is appointed by the Governor-General.

In addition to the national governing bodies, local government is administered through 13 municipal corporations and the Municipality of Portmore. The results of the last local government election, which took place on November 28, 2016, accorded the Jamaica Labour Party (“JLP”), eight of the 12 municipal corporations (that is including the Kingston and St. Andrew Municipal Corporation (“KSAMC”)). The People’s National Party (“PNP”) and JLP shared the St. Thomas Municipal Corporation. The PNP won the Municipality of Portmore.

The principal policy-making body of the Government is the Cabinet, which is responsible for the general direction and control of Jamaica and whose members are collectively accountable to Parliament. The Cabinet consists of the Prime Minister and no fewer than 11 other members of the two Houses of Parliament. No fewer than two, and no more than four members must be selected from the Senate. The Governor-General appoints members of the Cabinet upon the recommendation of the Prime Minister.

The Jamaican judicial system is based on English common law and practice and consists of a Supreme Court, a Court of Appeal and local courts. Final appeals are made to the Judicial Committee of the Privy Council in the United Kingdom (“UK”). Jamaica has also subscribed to the Caribbean Court of Justice in its original justification not its appellate form. In April 2005, Jamaica passed the Caribbean Court of Justice (Original Jurisdiction) Act 2005. The Caribbean Court of Justice, in its original jurisdiction hears and determine matters relating to the interpretation and application of the Revised Treaty of Chaguaramas (“Revised Treaty”) establishing the Caribbean Community and Common Market.

Two major political parties dominate Jamaica’s political system, the JLP and the PNP. Jamaica held its most recent parliamentary general election on February 25, 2016. Resulting from that election, the JLP won 50.1% of the valid votes cast, and Andrew Holness became Prime Minister. The Most Hon. Andrew Holness is Jamaica’s ninth Prime Minister after Jamaica gained political independence. The next election is due to be constitutionally held by February 2021. However, the Prime Minister, as constitutionally permitted, can decide to call an election before this date.

The following table shows the parliamentary electoral results for the past six general elections:

Parliamentary Electoral Results

	1993	1997	2002	2007	2011(1)	2016(2)
People’s National Party	52	51	34	28	42	31
Jamaica Labour Party	8	9	26	32	21	32

(1)	Following a Boundaries Revision exercise conducted between April 2008 and March 2010, the number of constituencies (parliamentary seats) was increased from sixty to sixty-three.
(2)

On October 30, 2017, parliamentary by-elections were held in three (3) constituencies – St. Andrew Southern, St. Andrew South Western and St. Mary South Eastern. The PNP retained the seats in the St. Andrew constituencies; however, the seat in St. Mary South Eastern, previously held by the PNP, was won by the JLP candidate. Consequently, the JLP now has 33 seats and the PNP has 30 seats in the House of Representatives.

On March 5, 2018, a parliamentary by-election was held in the St. Andrew North Western constituency following the resignation of the sitting Member of Parliament. The JLP candidate successfully retained the seat. Consequently the JLP retains 33 seats and the PNP retains 30 seats in the House of Representatives.

On April 4, 2019, another parliamentary by-election was held as a result of the death of a PNP member of Parliament. The election resulted in the JLP securing 34 seats and the PNP retaining 29 in the House of Representatives.

Source: Office of the Prime Minister.

The Administration also intends to broaden and deepen Jamaican input into the regional integration movement. See “—International Relationships—Caribbean Community (“CARICOM”).

The Honourable Dr. Nigel Clarke was appointed Minister of Finance and the Public Service on March 27, 2018. Prior to this, Dr. Clarke served as Ambassador of Economic Affairs, representing Jamaica’s interests with multilateral institutions and as a Senator in the Upper House of the Jamaican Parliament between 2013 and 2015.

International Relationships

Jamaica maintains diplomatic relations with almost every nation in the world. Jamaica is a member of the United Nations and its affiliated institutions, including the Food and Agriculture Organization, the International Monetary Fund (“IMF”), the World Bank Group, the World Health Organization, the World Tourism Organization, the World Intellectual Property Organization, the International Seabed Authority, the United Nations Environment Program and the United Nations Conference on Trade and Development (“UNCTAD”). It is also a member of several other regional and international bodies, including the World Trade Organization (“WTO”), the African, Caribbean and Pacific Group of States (“ACP”), the Association of Caribbean States, the Caribbean Community (“CARICOM”), the Commonwealth, the Latin American and Caribbean Economic System, the Organization of American States (“OAS”) and the Community of Latin American and Caribbean States.

Jamaica is a signatory to the Cotonou Partnership Agreement (“CPA”) and is party to the CARIFORUM-EU Economic Partnership Agreement (“EPA”) and CARICOM Bilateral Trade Agreements with Colombia, Costa Rica, Cuba, Dominican Republic and Venezuela. It is also a beneficiary of the Caribbean Basin Economic Recovery Act and the Caribbean-Canada Trade Agreement (“CARIBCAN”). In addition, Jamaica benefits from the trade preferences extended unilaterally by some countries under the Generalized System of Preferences (“GSP”) scheme.

Jamaica receives preferential tariff treatment on most of its products pursuant to, among others, the trade agreements described below.

The WTO Agreements

Jamaica currently trades with the 164 members of the WTO on the basis of the Most Favoured Nation (“MFN”) and National Treatment principles, except in specific cases where it trades with members under regional trade agreements provided for in Article 24 of the General Agreement on Tariffs and Trade and Article V of the General Agreement on Trade in Services, or where it benefits from preferences under the Enabling Clause, some of which are non-reciprocal and unilateral, such as the Generalized System of Preferences. Jamaica also benefits from other non-reciprocal preferential market access schemes provided by WTO members under the legal cover of waivers obtained within the context of Article 9 of the Marrakesh Agreement.

The WTO provides a forum for exchanging liberalization commitments through successive rounds of multilateral trade negotiations. The current round, called the Doha Development Agenda (“DDA”), was launched in 2001 and should have ended in 2005. Limited progress has been made in the DDA to further reform multilateral trade rules. Deep divisions among WTO members on certain areas of the negotiations, including agriculture, non-agricultural market access and special and differential treatment/development, have contributed to lack of progress in the overall negotiations.

A breakthrough in the round was reached at the ninth WTO Ministerial Conference held in Bali, Indonesia, in December 2013, with the adoption of the WTO Agreement on Trade Facilitation (the “TF Agreement”). The TF Agreement entered into force on February 22, 2017, when two-thirds of the WTO membership at the time (108 Members out of 162) ratified the agreement. Jamaica ratified the agreement on January 19, 2016.

A further breakthrough in the round was reached at the tenth WTO Ministerial Conference held in Nairobi, Kenya, from December 15 – 19, 2015. The Ministerial Decision on Export Competition was adopted with a view to eliminating export subsidies in agriculture that can distort competition, such as, export credits, export credit guarantees and other types of export financing.

The 11th WTO Ministerial Conference was held December 10 – 13, 2017, in Buenos Aires, Argentina (“MC11”). The conference did not result in breakthroughs in any of the key areas in the DDA negotiations; however, Ministerial Decisions were adopted in various areas of the WTO work program, such as the fisheries subsidies negotiations, electronic commerce and the Work Progamme on Small Economies. The Ministerial Decision on the WTO Fisheries Subsidies Negotiations was an important outcome at MC11. It states that the negotiations on fisheries subsidies should be concluded by 2019, reflecting the WTO’s commitment to achieving the UN SDG 14.6, which calls for comprehensive and effective disciplines on fisheries subsidies.

Caribbean Community (CARICOM)

The Treaty of Chaguaramas (the “Treaty”) establishing CARICOM was signed in 1973 by four English-speaking Caribbean countries. It was subsequently signed by other countries.

Between 1997 and 2001, Member States negotiated a revision of the Treaty to expand the scope of the Common Market (the free movement of goods) by establishing a single market and economy, which would provide for four additional core freedoms: the free movement of persons/labour; services, capital and the right to establish businesses (“CSM”) in any CARICOM Member State participating in the CARICOM Single Market and Economy (“CSME”). Consequently, the Revised Treaty of Chaguaramas (the “Revised Treaty”) establishing the Caribbean Community, including the CSME, was signed by the following Caribbean countries in July 2001: Antigua, Barbuda, Bahamas, Barbados, Belize, Dominica, Grenada, Guyana, Jamaica, Montserrat, St. Kitts and Nevis, St. Lucia, St. Vincent and the Grenadines, Suriname, and Trinidad and Tobago. Haiti later signed the Revised Treaty on July 4, 2003.The Bahamas and Montserrat signed the Revised Treaty but do not participate in the CSME. They are Members of the Community as set forth in the Revised Treaty.

In January 2006, the implementation of the provisions of the CSM was initiated by Jamaica, Barbados, Belize, Guyana, Suriname and Trinidad and Tobago. The Bahamas and Montserrat are members of the Caribbean Community, but are not participating in the CSME. A 2009 audit conducted by the CARICOM Secretariat indicates that Jamaica is far advanced in implementing its obligations under the Revised Treaty.

Additionally, the Revised Treaty provides for the establishment of the single economy, which would include the harmonization of fiscal and monetary policies and the establishment of a common currency. The single economy requires a great degree of legislative and economic policy harmonization among Member States, and covers areas in which the region has not yet been able to find policy convergence. At a CARICOM Heads of Government retreat held in May 2011, Heads of the Government agreed to consolidate the gains of the CSM “before taking any further action on certain specific elements, such as the movement towards a single currency.”

As it relates to the five regimes that comprise the core pillars of the CSM (goods, services, capital, right of establishment, and free movement of skilled nationals), Member States are at different levels of their implementation. For example, only Jamaica, Grenada and Guyana have passed legislation to facilitate the free movement of the ten categories of skilled nationals. As a result, in July 2017, the 38th Meeting of the Conference of Heads of Government of CARICOM approved an implementation plan for the period from 2017 to 2019. In 2018 and 2019 respectively, CARICOM Heads adopted the Contingent Rights Protocol and the Public Procurement Protocol. Jamaica is a signatory to the Contingent Rights Protocol.

At the regional level, a number of other instruments – draft codes, protocols, model legislation and draft sectoral and regional policies – relating to the CSM are being negotiated. Jamaica is participating actively in these negotiations. They relate to, inter alia, the CARICOM Financial Services Agreement, the Investment Policy and Code, and Incentives regime and amendment to the Double Taxation Agreement to make it compliant with international obligations, the Draft Framework Policy on the Single Jurisdiction and the Draft Policy Framework on Mergers and Acquisitions.

Efforts are also underway to implement the CSME Application Processing System (“CAPS”) at the national level. The CAPS is a fully automated system which will to enable CARICOM nationals to secure online their Skilled Certificates and Service Providers Certificates.

Trade with Latin America

Jamaica, as part of CARICOM, has concluded bilateral trade agreements with Venezuela, Colombia, Cuba, the Dominican Republic and Costa Rica. These agreements were negotiated pursuant to Article 80 – Coordination of External Trade Policy of the Revised Treaty. Jamaica has ratified the Agreements with the Dominican Republic, Costa Rica and Cuba. In November 2017, CARICOM and Cuba ratified the Second Protocol to the CARICOM-Cuba Trade and Economic Cooperation Agreement which expanded the range of goods traded under preferential arrangements between the two parties. CARICOM is currently in discussions with the Dominican Republic for an expansion in the trade in goods. Initial discussions have also taken place between CARICOM and Costa Rica for a similar revision in their trading arrangement.

Caribbean-Canada Trade Agreement (CARIBCAN)

The 1986 CARIBCAN is an agreement between Canada and all CARICOM countries, except Haiti and Suriname. This agreement establishes a program for trade, investment and industrial cooperation, and features the unilateral extension by Canada of duty-free access to the Canadian market for a range of eligible imports from beneficiary CARICOM countries. CARIBCAN’s basic objectives are to enhance the Caribbean region’s existing trade and export earnings, improve the trade and economic development prospects of the region, promote new investment opportunities, and encourage enhanced economic integration and cooperation with Canada and within the region. After more than twenty years of CARIBCAN’s existence, the parties commenced negotiations in 2009 for a CARICOM-Canada Trade and Development Agreement that would allow reciprocal access for Canadian companies to the Caribbean market in a range of areas, including goods as well as services and investment. The negotiations on the new reciprocal trade agreement were suspended in May 2015. However, the CARIBCAN arrangement remains in force, and Canada applied for and received another WTO MFN waiver in July 2015 which extends to 2023.

The Caribbean Basin Initiative

The Caribbean Basin Initiative (“CBI”), which was initially launched in 1983 with the enactment of the Caribbean Basin Economic Recovery Act (“CBERA”), was amended in 1990 to increase market access to the United States. In 2000, the United States further expanded the CBI with the enactment of the Caribbean Basin Trade Partnership Act (“CBTPA”). The CBTPA provides preferential access for a number of products previously excluded from the CBI. The CBTPA will expire on September 30, 2020. The United States applied for and received a new WTO waiver for CBERA/CBTPA in May 2015. The waiver will expire on December 31, 2019. Currently, a bi-partisan sponsored bill for the extension of the CBTPA to 2030 is before both houses of the US Congress for consideration and approval.

Generalized System of Preferences

Under the aegis of the UNCTAD, the GSP was designed to afford developing countries preferential access for a wide range of their exports to the markets of developed countries. The GSP is an export-promotion tool with the objectives of increasing the export earnings of developing countries, promoting industrialization in developing countries and accelerating the rate of economic growth in developing countries. Jamaica continues to benefit from preferences extended unilaterally under the GSP schemes of Australia, Japan, New Zealand, Norway and Switzerland.

ACP/European Union Cotonou Partnership Agreement

In February 2000, the European Union and the ACP, concluded negotiations for a new 20-year trade, industrial, financial and technical cooperation agreement. Jamaica ratified the new agreement, known as the CPA, in February 2001 and, following ratification by 75% of ACP Member States and all European Union members, the agreement formally entered into force on April 1, 2003. The agreement was reviewed in 2005 and 2010. The trade provisions of the CPA have been replaced by the EPA, as described below.

The CPA will expire in 2020. Article 95(4) stipulates that 18 months before the expiry of the agreement, the parties shall enter into negotiations in order to examine what provisions shall subsequently govern their relationship. In line with this , negotiations are now underway between the ACP and the European Union on the successor arrangement to the CPA.

The CARIFORUM-EU Economic Partnership Agreement

The EPA between the Caribbean Forum of ACP States (CARIFORUM, i.e., CARICOM and the Dominican Republic) and the European Union is a reciprocal trade agreement, which was signed in October 2008 by the European Union and 14 CARIFORUM States, with the exception of Haiti, which signed the agreement in December 2009.

The EPA is a comprehensive and development-oriented trading arrangement which replaced the previous non-reciprocal trading arrangement between the European Union and the ACP countries.

Under the EPA, the European Union committed to remove immediately all tariffs and quotas on exports from CARIFORUM, with the exception of rice, sugar and arms and ammunition. In the case of rice, full liberalization took place in 2010; for sugar, it took place in 2015. Under the EPA, the EU has not liberalized its market for arms and ammunition. Under the EPA, exporters of CARIFORUM-originated goods are accorded duty-free and quota-free access to the European Union market.

Unlike the European Union, CARIFORUM States will reduce tariffs on a phased basis. The European Union’s exports into CARIFORUM are to be liberalized over a period of 25 years with exclusions and long phase–in periods for sensitive products. Seventy-five percent (75%) of all CARIFORUM’s imports of agricultural and fisheries products have been excluded from liberalization under the EPA. These sensitive products will continue to be protected by tariffs applied by CARIFORUM States. The tariff liberalization process under the EPA must be completed by January 1, 2033. The first reduction in tariffs began in January 2011. Jamaica implemented the first, second, third, fourth, fifth and sixth phases of tariff reductions under the EPA in January 2011, January 2013, January 2015, January 2017, January 2018 and January 2019, respectively. The seventh phase of reductions is due in January 2020. Between 2017 and 2023, tariff cuts are implemented annually. The tariff reductions are now being made automatically.

The EPA goes beyond trade in goods to include trade in services. The agreement requires the European Union to remove restrictions on CARIFORUM’s services exports, including through allowing the supply of services into its Member States by contractual services suppliers in 29 sub-sectors and 11 sub-sectors for independent professionals.

The EPA also addresses trade-related issues between the parties, primarily intellectual property rights, competition, electronic commerce, public procurement, and personal data protection. The agreement goes further to provide for parties to undertake development cooperation in a number of areas, ranging from the development of supply-side capacity, including the development of trade-related infrastructure, to the enhancement of the tourism sector and cultural cooperation.

There are several institutions established under the EPA to oversee its implementation, monitoring and review. These bodies are (i) the Joint CARIFORUM-EU Council convened at the ministerial level; (ii) the CARIFORUM-EU Trade and Development Committee convened at the level of senior officials; (iii) the CARIFORUM-EU Parliamentary Committee involving the parliamentarians; (iv) the CARIFORUM-EU Consultative Committee to promote dialogue among civil society; (v) the Special Committee on Customs Cooperation and Trade Facilitation to monitor the operation of Protocol 1 on Rules of Origin; (vi) Technical Sub-committee on Development Cooperation; and (vii) Special Committee on Agriculture and Fisheries. The parties have also agreed to establish a Special Committee on Trade in Services. Work is underway to get this committee to operate. The parties are developing a monitoring mechanism for the EPA. The second review of the CARIFORUM- EU EPA is scheduled to be held in 2020. Jamaica is currently applying the EPA provisionally, pending ratification.

THE JAMAICAN ECONOMY

General

Jamaica operates as a mixed, free market economy with state enterprises as well as private sector businesses. Major sectors of the Jamaican economy include agriculture, mining, manufacturing, tourism, and financial and insurance services. As an open economy, Jamaica is well integrated into the global economy with intraregional trade contributing prominently to overall economic activity.

Since the early 1980s, successive governments have implemented structural reforms aimed at fostering private sector activity and increasing the role of market forces in resource allocation. During this period, a large share of the economy has been returned to private sector ownership through divestment and privatization programs in areas such as agriculture, tourism, transportation, banking, manufacturing and communications. See “—The Jamaican Economy—Privatization.” Deregulation of markets, the elimination of price subsidies and price controls and the reduction and removal of trade barriers have reduced or eliminated production disincentives and anti-export biases.

In the early 1990s, the reform process in Jamaica gained momentum with, among other developments, the liberalization of the foreign exchange market and the overhaul and simplification of the tax system. In addition to changes in personal income tax and corporate tax regimes, taxes have been streamlined and simplified to facilitate compliance and greater efficiency in tax collection, and a number of tax exemptions have also been eliminated. The Government is continuously assessing its current tax legislation and has been implementing a series of tax reforms. See “Public Finance—Taxes and Tax Reform.”

In 2009, Jamaica introduced a new strategic plan to achieve developed country status by 2030 called Vision 2030 Jamaica. The plan is based on the following seven guiding principles: transformational leadership, partnership, transparency and accountability, social cohesion, equity, sustainability, and urban and rural development. Vision 2030 Jamaica seeks to redefine the strategic direction of Jamaica by moving from dependence on lower forms of capital, such as tourism and basic agricultural commodities, to higher forms of capital, such as cultural, human, knowledge, institutional and services capital stocks. Jamaican business owners face challenges that primarily stem from global factors that include high energy prices, including the price of oil, and, in some sectors, high commodity prices. See “—The Jamaican Economy—Principal Sectors of the Economy.”

Economic Reform Program

During FY 2018/19, the Government continued on its comprehensive Economic Reform Program (“ERP”) which it began in FY 2012/13, while continuing to tighten fiscal policy. The main pillars of the ERP were:

•	structural reforms to boost economic growth and employment;

•	actions to improve price and non-price competitiveness;

•	upfront fiscal adjustment, supported by extensive fiscal reforms;

•	debt reduction, including active debt management, to place public debt on a sustainable path, while protecting financial system stability; and

•	improved social protection programs.

The ERP included a heavy and front-loaded reform agenda to support a prompt economic recovery, maintain social cohesion, build labor capacity and improve productivity. Accordingly, measures were implemented to improve access to credit, reduce bureaucracy and other limiting factors in the business environment, and to improve labor market flexibility. This reform agenda was focused on actions to strengthen public financial management, introduce a fiscal rule, reform the tax system, improve the business climate, move towards inflation targeting and reform of the securities dealers sector. See “The Monetary System—Legislation and Regulation” and “Public Finance—Taxes and Tax Reform.” These fiscal reforms were essential to a sustained fiscal consolidation effort to promote debt reduction. Structural reforms to achieve higher and sustained growth were pivotal to long-term economic stability and increased welfare of the population.

To alleviate the possible adverse impact of fiscal adjustment on the most vulnerable, the program included a floor on social spending for the most vulnerable in the population. The Government also recognized that safeguarding the financial sector was critical, and consequently had established a Financial Sector Support Fund to offer assistance, if needed, to financial institutions that participated in the debt exchange of 2013. See “The Monetary System—Legislation and Regulation.”

A key part of the ERP was a growth strategy that would focus on investment in:

•	the consolidation of Jamaica as a logistics hub for shipment;

•	information technology;

•	agriculture;

•	infrastructure development;

•	diversification of the tourism product;

•	sustainable energy; and

•	the promotion of a more business-friendly environment with respect to government agency administration, workforce and access to credit for smaller to medium-sized businesses.

Some of the impact of the ERP was reflected in the improvement in Jamaica’s ranking in the ‘Ease of Doing Business’ report, published by the World Bank. Specifically, based on the Ease of Doing Business 2019 report, Jamaica ranked 75th for the year 2018 relative to 85th in 2014/2015. This progress was mainly based on improvements in access to financing, ease of access to electricity as well as reductions in impediments to starting a business. This improvement also reflected the efforts towards implementing key structural reforms which augur well for a sustainable medium-term growth path for Jamaica.

IMF Arrangements

Stand-By Arrangement

In February 2010, the Government entered into a 27-month Stand-By Arrangement (“SBA”), with the IMF in the amount of 820.5 million special drawing rights (“SDR”) (approximately US$1.27 billion). Prior to the execution of the SBA, the Government had to take several actions, including adopting a tax policy package yielding approximately 2% of Gross Domestic Product (“GDP”); completing the Jamaica Debt Exchange (“JDX”) and reaching an agreement regarding the divestment of Air Jamaica, all of which the Government completed. The SBA supported the Government’s economic program aimed at restoring macroeconomic stability and creating conditions for improved growth. This program included critical steps and policy reforms to tackle fiscal and debt imbalances and other underlying vulnerabilities. The program was designed to assist the country in the establishment of fiscal and debt sustainability over the medium term. As such, the program focused on facilitating tax reform, rationalization of the public sector and reform of public financial systems. See “—Public Sector Indebtedness—The Jamaica Debt Exchange,” “—Public Finance—Taxes and Tax Reform” and “—The Jamaican Economy—Privatization.”

To achieve these goals, the program focused on a three-pronged strategy of:

•	fiscal consolidation;

•	comprehensive debt management; and

•	reforms to further strengthen the financial system.

As part of the SBA, the Government undertook a structural reform agenda, which included reforms to fiscal institutions, public entities, debt management, and the financial sector. As part of these reforms the Government passed the Fiscal Responsibility Framework (“FRF”), launched its strategic and comprehensive domestic liability management program and implemented a variety of reforms impacting the financial system. The SBA approved by the IMF Board in February 2010 went off-track within a year, as the program’s targets for improving the Government’s budget position were missed, which in turn eroded confidence, lowered economic growth and resulted in acute balance of payments pressures. In the absence of the scheduled reviews under the SBA, no further performance targets were established to form the basis for further drawdowns. This also resulted in the Government not receiving SDR 285.7 million (US$420 million) from the IMF as well as multilateral funding of approximately US$550 million and grants of approximately US$59.19 million. See “Public Sector Indebtedness—External Debt.”

Extended Fund Facility

On May 1, 2013, the Executive Board of the IMF approved a request by the Government for a four-year extended arrangement extended fund facility (“EFF”) in an amount of SDR 615.38 million (approximately US$932.3 million) based on exchange rates published by the IMF on January 31, 2013, the equivalent of 225% of the Government’s quota in the IMF. This EFF is the successor to and supersedes the SBA. The purpose of the EFF is to support the Government’s comprehensive ERP described above. The first disbursement under the EFF amounted to approximately US$207.2 million. See below for a fuller description of the disbursements under the EFF.

Pursuant to the terms of the EFF, its implementation and progress is monitored through the quarterly review quantitative performance criteria, indicative targets and structural benchmarks. See “—General.” The quantitative performance criteria establishes targets relating to, among other things: the primary balance of the Central Government; tax revenues, the overall balance of the public sector, the aggregate amount of Government direct debt, the aggregate amount of Government guaranteed debt, the aggregate amount of Government accumulation of domestic arrears, the aggregate amount of Government accumulation of tax refund arrears, the consolidated Government accumulation of external debt payment arrears, the amount of Government social spending, the cumulative change in the Government’s net international reserves and the cumulative change in the Government’s net domestic assets.

Performance under the Extended Fund Facility

The first review of performance criteria was completed by the end of September 2013, the Government met all required criteria, targets and benchmarks and the IMF made a second disbursement in the amount of approximately SDR 19.97 million (approximately US$30.8 million) on October 2, 2013. On each of the following dates, the IMF Board completed its review, found the Government to have met all criteria, and disbursed the corresponding funds:

•	On December 18, 2013, with a disbursement of SDR 19.97 million (approximately US$30.8 million).

•	On March 19, 2014 with a disbursement of SDR 46.0 million (approximately US$71.4 million).

•	On September 24, 2014, with a disbursement of SDR 45.95 million (approximately US$68.6 million).

•	On December 19, 2014, with a disbursement of SDR 45.95 million (approximately US$67.0 million).

•	On March 30, 2015, the completion of that review resulted in disbursement of SDR 28.32 million (approximately US$40.0 million).

•	On June 16, 2015, permitting the disbursement of SDR 28.32 million (approximately US$39.7 million).

•	On September 23, 2015, with a disbursement of SDR 28.32 million (approximately US$39.7 million).

•	On December 17, 2015, with a disbursement of SDR 28.32 million (approximately US$39.3 million).

•	On June 21, 2016, with a disbursement of SDR 56.64 million (approximately US$80.34 million).

•	On September 20, 2016, with a disbursement of SDR 28.32 million (approximately US$38.87 million).

The EFF program was canceled in the third quarter of FY 2016/17 in favor of a new three-year stand-by arrangement. See “—Precautionary Stand-By Arrangement.”

Precautionary Stand-By Arrangement

A Memorandum of Understanding (“MOU”), which was submitted to the IMF on October 21, 2016, embodied the tenets of the Government’s economic reform agenda. Coupled with other measures and prior actions, the board of the IMF approved a three-year Precautionary Stand-By Arrangement (“PSBA”) on November 11, 2016 for FY 2016/17 through FY 2019/20 in an amount of SDR 1,195.3 million (approximately US$1,640.76 million), the equivalent of 312% of Jamaica’s quota in the IMF. Following this approval, SDR 300.1 million (approximately US$411.94 million) was made available for the country to access immediately and the remaining funds will become accessible to Jamaica in six tranches upon successful completion of semi-annual program reviews.

The new SBA replaced the EFF in the penultimate quarter of FY2016/17 and it is treated as a precautionary arrangement. The Government does not intend to draw on the new SBA unless external shocks generate a balance of payments need. In addition to the commitment to maintaining macroeconomic stability, reducing public debt and addressing a wide range of structural issues initially raised under the EFF, the SBA incorporates a renewed focus on unlocking Jamaica’s growth potential through structural reforms and combating crime and national security challenges.

The aims of the PSBA include:

•	Boosting employment and GDP growth;

•	Raising the living standards of the Jamaican people;

•	Progressively reducing a high poverty level;

•	Strengthening the social safety net for the poor;

•	Improving public sector efficiency;

•	Reallocating public resources to growth-enhancing capital spending;

•	Rebalancing taxes from direct to indirect taxes;

•	Bolstering the resilience of the financial system; and

•

Modernizing the monetary policy framework and building the foundation for an eventual move to inflation targeting, while maintaining exchange rate flexibility and continuing to build precautionary foreign reserves.

The first IMF Staff Review mission under the SBA was conducted between February 20 and March 3, 2017 and was followed by a successful review by the Executive Board of the IMF on April 18, 2017. All structural benchmarks for the first review were met. The approval of the first review provided Jamaica with access to an additional SDR 126 million (approximately US$170 million). Similarly, the second successful review under the SBA by the Executive Board of the IMF on October 23, 2017 provided Jamaica with access to an additional SDR 126 million (approximately US$170 million). On April 10, 2018, the third successful review under the SBA by the Executive Board of the IMF made available an additional SDR 160.8 million (approximately US$234 million) to be accessed by Jamaica. This brought the total accessible funds to SDR 712.9 million (approximately US$995.11 million). No amounts have been disbursed under this arrangement. On November 5, 2018, the fourth successful review under the SBA by the Executive Board of the IMF made available an additional SDR 160.8 million (approximately US$223 million) to be accessed by Jamaica. Similarly, the fifth successful review under the SBA by the Executive Board of the IMF on April 22, 2019 provided Jamaica with access to an additional SDR 160.8 million (approximately US$223 million). This brings the total accessible funds to date to SDR 1,034.5 million (approximately US$1,435 million). The new SBA expires before the end of 2019.

The following table reflects Jamaica’s quantitative performance criteria and indicative targets, for the periods presented, under the PSBA (defined immediately above), as applicable:

IMF Performance Criteria(1)(2)

(In billions of Jamaican dollars unless otherwise stated)

	2018					2019
	Indicative Target	Actual	Performance Criteria	Adjusted Performance Criteria	Actual	Indicative Target	Performance Criteria	Indicative Target
	End-Sep		End-December		End-March	End-June		End-Sept.
Fiscal targets
Performance Criteria
1. Primary balance of the central government (floor)(3)	44.0	73.8	68.0	68.0	107.7	141.6	19.0	35.7
2. Overall balance of the public sector (floor)(3)	(39.2)	25.8	(41.1)	(36.6)	29.7	(14.7)	(14.0)	(25.0)
3. Net increase in the central government guaranteed debt (ceiling)(3)	0.0	(10.1)	(8.4)	(8.4)	(11.1)	(8.4)	0.0	0.0
4. Central government accumulation of domestic arrears (ceiling)(4)(10)	0.0	(4.9)	0.0	0.0	(5.2)	0.0	0.0	0.0
5. Central government accumulation of tax refund arrears (ceiling)(5)(10)	0.0	(13.1)	0.0	0.0	(12.4)	0.0	0.0	0.0
6. Accumulation of external debt payment arrears (ceiling)(4)(9)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Indicative targets
7. Tax revenues of the central government (floor)(3)	234.0	258.5	360.0	360.0	388.7	516.0	115.0	242.0
8. Change in the stock of public bodies non-guaranteed debt (ceiling)(11)	17.2	9.4	18.0	18.0	15.2	20.0	22.0	24.0
9. Central government spending on social programs (floor)(3)(7)	11.9	20.1	19.4	19.4	28.3	28.2	6.7	12.3
10. Total loan value of all user funded PPPs (ceiling, percent of GDP)	3.0	1.7	3.0	3.0	1.6	3.0	3.0	3.0
Monetary targets
11. Stock of non-borrowed net international reserves (floor)(6)(8)	2,140	2,461	2,200	2,200	2,521	2,200	2,250	2,300
12. Monetary policy consultation clause (in percent)(12)
Outer band (upper)	6.5		6.5			6.0	6.0	6.0
Center inflation target	5.0	4.3	5.0		2.4	5.0	5.0	5.0
Inner band (lower)			3.5			4.0	4.0	4.0
Outer band (lower)	3.5		2.0			2.5	2.5	2.5

(1)	Targets as defined in the Technical Memorandum of Understanding (TMU).
(2)	Based on program exchange rates defined in the TMU.
(3)	Cumulative flows from April 1 through March 31.
(4)	Includes debt payments, supplies and other committed spending as per contractual obligations; full definition in TMU.
(5)	Includes tax refund arrears as stipulated by law.
(6)	In millions of U.S. dollars.
(7)	Defined as a minimum annual expenditure on specified social protection initiatives and programmes (defined in TMU).
(8)	Stock of BOJ NIR minus all foreign currency CDs to domestic residents; full definition in TMU.
(9)	Continuous performance criterion.
(10)	The accumulation is measured against the stock at end-March 2016, which is J$21.0 billion for domestic arrears and J$17.3 billion for tax arrears.
(11)	For end-Dec 2016 and end-Mar 2017, these are cumulative flows from October 1, 2016. For subsequent dates, these are cumulative flows from April 1, 2017.
(12)	The Monetary policy consultation clause bands consist of two types of thresholds. The Inner band triggers a Staff consultation and an Outer band triggers a Board consultation as detailed in the TMU.

Source: Bank of Jamaica.

Fiscal Responsibility Framework

As part of its economic reform agenda, Jamaica is committed to strengthening its fiscal discipline by adopting a number of programs, the main one being the FRF. The FRF requires the Government to adopt a number of initiatives including the following:

•	preparing medium-term goals and explaining deviations, should there be any;

•	more comprehensive reporting in several areas and empowering the Financial Secretary to obtain fiscal information from all public sector entities;

•	strengthening accountability to Parliament in areas such as corporate plans and budgets of public bodies and increasing oversight of overall fiscal policy;

•	establishing quantitative ceilings on debt stock, fiscal balance and wages within a specific time frame;

•

requiring the Ministry of Finance and the Public Service to present to Parliament, at the time of the annual budget, a medium-term fiscal policy paper with plans and policies for developing the country; and

•

establishing a revised budget calendar, which includes the simultaneous tabling of the Estimates of Revenue and Expenditure in a timely manner to effect approval no later than March 31, commencing with the FY 2015/16 budget.

The FRF is the centerpiece of a number of other initiatives aimed at achieving fiscal consolidation. These other initiatives include a medium-term expenditure framework, the establishment of a centralized treasury management system and the enhancement and consolidation of legislation governing debt management generally. See “Public Finance—Central Government Budget.”

The Minister of Finance announced in May 2018 that the Government of Jamaica will be taking steps to design, legislate and establish an Independent Fiscal Council to strengthen the FRF. This process to establish the Independent Fiscal Council has already commenced. The Independent Fiscal Council is intended to secure Jamaica’s gains under successive economic reform programs with the IMF and to build on the success of domestic partnership initiatives.

Comprehensive Debt Management

On January 14, 2010, the Government of Jamaica launched its strategic and comprehensive domestic liability management program, marketed as the JDX for domestic securities only. The results of the JDX revealed a participation rate of approximately 99.2%, with a 100% participation rate from financial institutions. This level of success represented an exchange of approximately J$695.6 billion in eligible bonds.

In addition to implementing the JDX, the Government has an ongoing debt management strategy that includes the following:

•	promoting the development of the domestic securities market;

•	improving the maturity profile of the debt;

•	increasing the fixed-rate proportion of the domestic debt stock;

•	mitigating foreign currency and interest rate risks;

•	continuing to engage multilateral institutions and bilateral creditors; and

•	continuing to execute market friendly liability management operations including buy backs and debt swaps.

In November 2012, the House of Parliament approved the Public Debt Management Act, 2012, to make provision for the better management of the public debt. See “Public Sector Indebtedness—General.”

In February 2013, the Government executed a second domestic liability management program marketed as the National Debt Exchange (“NDX”). The NDX had a participation rate of approximately 99%, which translated to a nominal amount of J$845.5 billion tendered for exchange. See “Public Sector Indebtedness—Comprehensive Debt Management.”

During 2015 and thereafter, the Government has successfully and strategically used debt management tools to rebalance the debt portfolio through the execution of buybacks, switches and other liability management tools. For example, on July 28, 2015, Jamaica, through the Central Government, purchased US$3.25 billion of Jamaica’s Petrocaribe Energy Cooperation debt from the Government of Venezuela, acting through PDVSA Petroleo, S.A. The outstanding debt as at December 31, 2015 was purchased for US$1.5 billion.

Additionally, on August 30, 2016, the Government settled a tender of US$317.8 million of its 10.625% Notes due 2017 and US$467.4 million of its 8.000% Amortizing Notes due 2019 in exchange for US$743.2 million of its 8.000% Amortizing Notes due 2039. The transaction resulted in the extension of maturities, debt stock reduction and mitigation of refinancing risk in the external debt portfolio.

In August and September 2017, another liability management operation was undertaken, involving both the external and domestic debt portfolios. The Government settled a tender of US$19.2 million of its 8.000% Amortizing Notes due 2019, US$121.8 million of its 8.500% Amortizing Notes due 2021, US$1.0 million of its 11.625% Notes due 2022 and US$66.5 million of its 9.250% Notes due 2025. The second component of the transaction involved the issuance of new bonds through the reopening of the 6.750% Notes due 2028 and 7.875% Notes due 2045 for apportioned amounts of US$505.0 million and US$364.0 million, respectively. The final component of the transaction entailed the redemption of two tranches of US dollar-denominated bonds, namely 5.25% Benchmark Investment Notes series 2020A and 2020B, issued in the domestic capital market under the NDX. An amount of US$531.7 million was paid for the domestic bonds, representing US$526.4 for principal and US$5.3 million for accrued interest. Overall, the transaction resulted in reduction in cost of funds; realignment of the interest rate structure in line with the current US dollar yield curve; mitigate refinancing risk through the extension of maturities in the external debt portfolio; and eliminate foreign currency risk related to the remaining US dollar-denominated debt in the domestic portfolio.

Jamaica is in the process of developing a Public Financial Management (PFM) Policy Framework for Natural Disaster Risk Financing. This represents a coordinated approach to Disaster Risk Financing (DRF) to ensure that adequate resources are available to address ex-post financing requirements A suite of instruments, including a national disaster (contingencies) fund, contingent lines of credit, the Caribbean Catastrophic Risk Insurance Facility (CCRIF) and catastrophe bonds are the DRF options currently available to the Government. For the first time since 1992, the Government transferred J$2 billion to a contingencies fund, and it is also in discussions with international partners to issue a catastrophe bond.

Legal Reforms to Financial System

As part of the MOU with the ERP and EFF, the Government passed the Banking Services Act (omnibus banking law), which includes provisions for the qualification of auditors. Additionally, the Bank of Jamaica Act was amended, giving the Bank of Jamaica responsibility for overall financial stability. In keeping with the policy direction of the Government, the Jamaican Securities Act was also amended to enhance the legislative framework for the regulation of the securities industry in order to (i) combat the establishment and proliferation of unlawful financial operations; (2) correct other deficiencies in the regulatory framework of the securities industry; and (3) strengthen the Financial Services Commission’s (“FSC”) investigative powers. The Government has also implemented a variety of reforms impacting the financial system, in particular the securities sector. These reforms include the following:

•

Continuing to strengthen the regulatory and supervisory framework of securities dealers to enhance capitalization and strengthen their ability to withstand shocks. The Securities (Licensing and Registration) Regulations were amended to increase the minimum capital requirements for securities industry dealers and investment advisors. In addition, the Securities (Prudential) Regulations were enacted with a view to improving the soundness of the industry. The Securities (Prudential) Regulations stipulates standards for (i) minimum risk based capital adequacy ratios covering exposures to market, credit, foreign exchange and operational risks; (ii) stress testing; (iii) large exposures limits; (iv) restrictions on the withdrawal of capital and (v) liquidity management.

•

Reforming the securities dealers’ primary business model, which was retail repo, aimed at reducing the risks associated with the business model. The Securities (Retail Repurchase Agreement) Regulations were enacted to enhance the legal and regulatory framework for the retail repo market, by establishing a distinct treatment for investors in order to protect their interest in the event of insolvency of any securities dealer. In addition, the Collective Investment Scheme (“CIS”) regulations were promulgated to replace the Unit Trust Act and Mutual Fund regulations. These regulations were aimed at expanding the legal form in which the fund could be established as well as enhance the FSC’s authority to regulate all facets of the CIS industry. CIS product was recognized as a viable alternative to the retail repo product as it would reduce the balance sheet risks associated with the retail repo, thus, strengthening their ability to withstand interest rate and liquidity shocks.

In October 2018, the Government tabled in Parliament a bill to amend the Bank of Jamaica Act and related legislation to modernize the BOJ. For further details see “The Monetary System—Bank of Jamaica”.

For further details on certain laws and regulations governing the financial sector, see “—Monetary System— Legislation and Regulation”.

Energy Policy

The Government has made energy policy an essential component of its conscious growth agenda, demonstrated through the pursuit of several initiatives and programs. To this end, Jamaica continues to implement the National Energy Policy (“NEP”) 2009-2030 to reduce energy costs, develop additional generating capacity and facilitate investments in renewable and alternative resources, as a strategy to diversify its source of energy and decrease its reliance on crude oil.

The energy landscape has changed significantly since the promulgation of the NEP with renewable energy and natural gas playing a greater role in the country’s energy diversification programme. Renewable sources of energy and natural gas are more financially viable and environmentally sustainable as compared to crude oil. Natural gas as an alternative source of energy acts as a transitional fuel to help the country increase its electricity generation from alternative sources.

The GOJ will commence a revision of the NEP and several sub-policies in the third quarter of this fiscal year to establish new targets especially for renewable energy, energy efficiency and conservation. It will also articulate strategies geared towards the further development of the energy sector. Priority will be given to the development of an electric vehicles policy that creates an enabling environment and establishes a timeframe for the introduction of electric vehicles for public transportation.

After the Electricity Act 2015, the Ministry of Science, Energy and Technology has undertaken the development of an Integrated Resource Plan (“IRP”). The IRP is a comprehensive decision support tool and roadmap for meeting Jamaica’s electricity grid objectives over the next 20 years and is being developed within the framework of the Integrated Energy Plan. Whereas the IRP addresses the planning needs of the electricity sector, the Integrated Energy Plan will include the transport sector with respect to fuel diversification strategies i.e. use of natural gas and renewable energy, and the introduction of electric vehicles.

The IRP is at an advanced stage of completion with the development of a new generation reference base case and high and low economic growth scenarios. Transmission and distribution impact, assessment of tariff impacts and the allocation of upgrade costs are final deliveries of the IRP that are currently underway.

Business Process Outsourcing

The outsourcing sector comprises approximately 65 companies of varying sizes engaged in a broad variety of activities. There are approximately 36,000 people currently employed in the industry across the island. The estimated spend in the local economy is around J$53.312 billion (US$400 million), through wages, office space leasing, utilities and other categories.

Business Process Outsourcing (“BPO”) firms located in Jamaica are executing a broad range of services, including customer care, technical support, back office (finance and accounting, administrative and human resource-related services), market research and analysis, claim processing, debt collection, graphic design, software development, telecommunications, banking, insurance, healthcare and retail.

BPO is presently making a noticeable contribution to employment generation and is augmenting economic growth in Jamaica. Jamaica provides for several advantages conducive to the BPO sector, including:

•	Ideal time-zone and proximity to the US, the world’s biggest originator of outsourcing;

•	Sophisticated telecommunications infrastructure;

•	A large and educated English speaking workforce with low attrition rates; and

•	Competitive business costs.

The National Outsourcing Strategy was adopted in 2015, with the goal of increasing employment in the sector to 36,000 new jobs by March 2020. This requires action across multiple Jamaica ministries, department and agencies to strengthen the enabling environment in the following main strategic focus areas: policy and incentive framework; labor market enhancement; infrastructure development; and market penetration.

Programs have been developed by the Heart Trust to facilitate on-the-job management training, international accreditation of courses and apprenticeship programs.

Since 2012, the PetroCaribe Development Fund has lent a total of US$65.63 million to BPO ventures, which are engaged in developing a total of 924,619 square feet of operating space. These developments are expected to provide approximately 21,000 jobs.

Since the start of the program, Sutherland Global Services, one of the largest outsourcing companies operating in Jamaica, has increased employee headcount to over 4,600 individuals.

Future Trends

In an effort to diversify the local sector, Jamaica seeks to move up the value chain by delving deeper into new areas such as shared services, legal process outsourcing (LPO) and medical process outsourcing. The country actively has engaged numerous international shared services operators and LPO operators in an effort to get them to expand to Jamaica. Additionally, JAMPRO, the Government agency responsible for the promotion of business opportunities in export and investment to the local and international private sector, has approached local university and stakeholders in a bid to provide details on the higher level jobs available to graduates in the new segments.

The project was initiated to grow the Jamaican economy particularly in higher value-added digital segments. To improve the country’s competitiveness and support the development of the service industry, the Government signed a US$15 million-dollar contract with the IDB. The allocation of this budget was assigned to the Global Services Sector Project (“GSSP”) in January 2019, and JAMPRO was named the executing agency. The GSSP will last for a period of five years for which JAMPRO will serve as the executing agency.

The project will support the development of BPO, information technology outsourcing and knowledge process outsourcing as well as other services that have been transformed by information and communications technology, enabling them to be digitized, codified, fragmented and undertaken at any distance from the core business and final customer.

The targets of the GSSP are to: (i) provide the sector with better skilled workers; and (ii) increase Jamaica’s institutional capacity to attract foreign direct investment and increase exports. To achieve this, the project has been divided in two components.

Component 1 seeks to strengthen and improve the skills development system to provide the global service sector with better skilled workers, particularly, in higher value-added segments by: (i) enhancement of processes for interaction of the skills development system with the global service sector; (ii) enhancement of job-readiness/digital skills curricula for the global service sector and (iii) delivery of on-the-job training for global service sector.

Component 2 strives to build Jamaica’s capacity to attract investment and increase exports in higher value-added segments by: (i) optimization of processes, institutions, regulations, and incentives framework, (ii) strengthening the value proposition for global service sector, (iii) development of an incubator and accelerator programmes for SMEs in global service sector and (iv) implementing a digital management system.

The goals of the GSSP is to achieve the following (i) 50,000 jobs by 2023; (ii) transitioning the market share of BPO to knowledge process outsourcing jobs from a 80:20 ratio to a 60:40 ratio; and (iii) increasing the value of exports of global services by 2.6% by 2024.

Gross Domestic Product

The Jamaican economy expanded by 1.9% in 2018 compared to 2017, expanded by 1.0% in 2017 compared to 2016 and expanded by 1.4% in 2016 compared to 2015. The increase in 2018 was mainly the result of improvement in all industries with the exception of producers of government services which remained relatively unchanged. Industries reflecting growth in 2018 over 2017 included mining and quarrying (33.5%), agriculture, forestry and fishing (4.2%), construction (2.8%), hotels and restaurants (1.8%), storage and communication (1.6%), finance and insurance services (1.0%), wholesale and retail trade; repairs; installation of machinery and equipment (0.9%), other services (0.9%), renting and business activities (0.7%), manufacturing (0.6%) and transport, real estate, electricity and water supply (0.4%).

Real GDP is expected to grow by 1.9% in FY 2018/19, as compared to 0.9% in FY 2017/18, 1.4% in FY 2016/17, 1.0% in FY 2015/16 and 0.2% in 2014/15. References in this report to 2018 real GDP are projected figures provided by the Planning Institute of Jamaica.

Real GDP is expected to expand over the medium term against the background of lower consumer prices, improving consumer confidence and continued improvements in Jamaica’s external competitiveness.

Sectoral Origin of Gross Domestic Product

	2014		2015		2016		2017		2018(1)
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(in millions of J$ at constant 2007 prices, except percentages)
Agriculture, Forestry and Fishing:	48,733	6.6	48,682	6.6	55,011	7.3	53,065	7.0	55,294	7.1
Traditional Export Agriculture	7,987	1.1	8,132	1.1	8,169	1.1	8,632	1.1	n.a.	n.a.
Other Agricultural Crops and Post-Harvest Crop Activities	31,331	4.3	30,850	4.2	36,104	4.8	33,620	4.4	n.a.	n.a.
Animal Farming, Forestry and Fishing	9,415	1.3	9,699	1.3	10,738	1.4	10,813	1.4	n.a.	n.a.
Construction	53,084	7.2	53,845	7.2	54,057	7.2	54,599	7.2	56,151	7.3
Manufacturing	61,854	8.4	63,088	8.5	64,312	8.5	65,596	8.6	65,999	8.5
Mining and Quarrying:	16,861	2.3	17,022	2.3	16,456	2.2	15,788	2.1	21,084	2.7
Bauxite and Alumina	15,772	2.1	15,843	2.1	15,374	2.0	14,725	1.9	n.a.	n.a.
Quarrying incl. Gypsum	1,089	0.1	1,179	0.2	1,082	0.1	1,063	0.1	n.a.	n.a.

Total Goods	180,532	24.5	182,636	24.6	189,837	25.2	189,049	24.9	198,528	25.7

Wholesale and Retail Trade; Repairs; Installation of Machinery and Equipment	129,838	17.6	130,606	17.6	130,978	17.4	131,791	17.4	132,979	17.2
Electricity and Water Supply	22,973	3.1	23,293	3.1	24,148	3.2	24,401	3.2	24,498	3.2
Finance and Insurance Services	81,925	11.1	82,451	11.1	83,540	11.1	84,552	11.1	85,374	11.0
Producers of Government Services	96,561	13.1	96,460	13.0	96,324	12.8	96,468	12.7	96,505	12.5
Hotels and Restaurants	42,005	5.7	42,821	5.8	43,716	5.8	45,456	6.0	46,260	6.0
Real Estate, Renting and Business Activities	79,710	10.8	80,125	10.8	80,550	10.7	81,074	10.7	81,634	10.6
Transport, Storage and Communication	81,416	11.0	82,221	11.1	82,802	11.0	83,659	11.0	84,998	11.0
Other Services	51,267	7.0	51,923	7.0	52,456	7.0	53,138	7.0	53,614	6.9

Total Services	585,697	79.5	589,900	79.4	594,514	78.8	600,537	79.1	605,862	78.3

Less: Financial Intermediation Services Indirectly Measured (“FISIM”)	29,372	4.0	29,414	4.0	30,050	4.0	30,321	4.0	31,030	4.0

Real GDP at Basic Prices	736,856	100.0	743,122	100.0	754,302	100.0	759,265	100.0	773,360	100.0

(1)	Data for 2018 are preliminary.

Source: Statistical Institute of Jamaica.

The following table shows the rate of growth of real GDP by economic sectors at constant 2007 prices for the five years ended December 31, 2018:

Rate of Growth of Real GDP by Sector

	2014	2015	2016	2017	2018(1)
Agriculture, Forestry and Fishing	(0.5)	(0.1)	13.0	(3.5)	4.2
Traditional Export Agriculture	30.3	1.8	0.5	5.7	n.a.
Other Agricultural Crops and Post-Harvest Crop Activities	(7.4)	(1.5)	17.0	(6.9)	n.a.
Animal Farming, Forestry and Fishing	4.4	3.0	10.7	0.7	n.a.
Construction	1.7	1.4	0.4	1.0	2.8
Manufacturing	(0.8)	2.0	1.9	2.0	0.6
Mining and Quarrying:	0.9	1.0	(3.3)	(4.1)	33.5
Bauxite and Alumina	0.5	0.5	(3.0)	(4.2)	n.a.
Quarrying incl. Gypsum	7.0	8.2	(8.2)	(1.8)	n.a.

Total Goods	0.2	1.2	3.9	(0.4)	5.0

Wholesale and Retail Trade; Repairs and Installation of Machinery	0.3	0.6	0.3	0.6	0.9
Electricity and Water Supply	(1.2)	1.4	3.7	1.0	0.4
Finance and Insurance Services	0.8	0.6	1.3	1.2	1.0
Producers of Government Services	(0.2)	(0.1)	(0.1)	0.1	0.0
Hotels and Restaurants	3.0	1.9	2.1	4.0	1.8
Real Estate, Renting and Business Activities	0.5	0.5	0.5	0.7	0.7
Transport, Storage and Communication	0.8	1.0	0.7	1.0	1.6
Other Services	1.4	1.3	1.0	1.3	0.9

Total Services	0.6	0.7	0.8	1.0	0.9

Less: Financial Intermediation Services Indirectly Measured (“FISIM”)	(0.9)	0.1	2.2	0.9	2.3

Real GDP at Basic Prices	0.6	0.9	1.5	0.7	1.9

(1)	Data for 2018 are preliminary.

Source: Statistical Institute of Jamaica.

The Petrocaribe Agreement

On August 23, 2005, Jamaica entered into the Petrocaribe Energy Cooperation Agreement (the “Petrocaribe Agreement”) with the government of the Bolivarian Republic of Venezuela, effective as at June 29, 2005. Under the Petrocaribe Agreement, Venezuela agreed to make available to Jamaica a portion of the value of Jamaica’s purchases of oil as a concessionary loan facility. The terms of the Petrocaribe Agreement limit the concessionary flows to the purchase of a maximum of 23,500 barrels per day (23,500 Bbl/day) of crude oil, refined products and liquefied petroleum gas (LPG) or its energy equivalents, supplied directly to Jamaica for its internal consumption. Prices for products are based on prevailing rates in the international oil market and deliveries to Jamaica are subject to the commercial policies and practices of Petroleos de Venezuela S.A. (“PDVSA”). Jamaica has the option of providing alternative forms of payments through goods and services. The Petrocaribe Agreement may be modified or terminated by Venezuela upon 30 days’ written notice to Jamaica.

In 2006, the Jamaican Parliament authorized the establishment of the Petrocaribe Development Fund to undertake the following activities in relation to the Petrocaribe Agreement:

•	manage loan proceeds that flow to Jamaica;

•	provide financing for approved projects, social developments and receive loan repayments from borrowers; and

•	meet debt service obligations to Venezuela arising from the Petrocaribe Agreement.

As of February 28, 2019, the loan proceeds to the Petrocaribe Development Fund (“PCDF”) totaled US$114,648.69 million and have not increased. The PCDF has received no additional flows since May 2017.

The Cabinet in February 2018 approved the integration of the operations of the PCDF into the Central Government, consistent with the Government’s reform of the public bodies subsector and public financial management. The bill for this integration is still being debated in Parliament.

Revitalization of Downtown Kingston

The Urban Development Corporation of Jamaica (“UDC”) has prepared the Downtown Kingston and Port Royal Redevelopment Plan 2012 (“Redevelopment Plan”). Recommendations from the Redevelopment Plan have been incorporated in the National Environment and Planning Agency’s (“NEPA”) Development Order for Kingston and St. Andrew. The Development Order is the primary instrument used by the Kingston and St. Andrew Municipal Corporation to control development.

The UDC is spearheading a multi-agency approach towards the development and rejuvenation of areas in Downtown Kingston and Port Royal by arresting physical and social blight within the development area, with the purpose of improving economic and social conditions within the plan area and beyond.

Some projects outlined in the redevelopment plan were implemented within the 2018/19 financial year. These include the food bazaar, which is phase 1 of the larger Festival Market Place project; Jubilee Market; Red Rose Fish Market and the Old Naval Hospital. These projects are described below.

UDC Projects

Festival Market Place

The construction of the food bazaar, which was the first phase of the Festival Market Place project, is now complete. The bazaar combines the elements of entertainment, cuisine and other commercial activities along the waterfront. The development includes five structures along the waterfront with soft and hard landscaping, making available commercial spaces for rental.

Complementing the food bazaar, will be the Waterfront Landscaping Project, which is aimed at: 1) improving the landscape along Ocean Boulevard; 2) improving on the existing open green space; and 3) introducing new elements of recreational activities. These improvements will aid in the reshaping of the image of the waterfront and further enhance the experience for new and existing patrons to the area.

Concept development for the remainder of the Festival Market Place is being revisited to ensure that the UDC creates a major economic center with some of its last remaining land holdings along the waterfront. As such, the development concepts are being reviewed to ensure that the optimal potential is being created from these land assets.

Jubilee Market

Jubilee Market (Solas Market) was gutted by fire in 2009. The UDC, with funds from the Petro Caribe Development Fund, embarked on the reconstruction of this historic market. This project has been completed and handed over to the KSAMC. The KSAMC is to carry out additional improvements prior to any official opening.

Red Rose Fish Market

A completion certificate for the Red Rose Fish Market was issued on January 15, 2019. The work included the construction of a new roof, new vending stall areas, fish storage compartments and repairs to fencing with supporting public sanitary conveniences. KSAMC is presently conducting an assessment of the completed works in preparation for taking over the facility.

Multi-Story Developments

This project, which is currently in the proposal stage, contemplates the construction of a multi-story office building, apartments and a parking garage. These developments would cover three sites owned by UDC along Harbour, West and Port Royal Streets. Other multi-story developments include a car park for which a request for proposal has been sent, an office complex and an apartment complex for which business cases are being developed.

Other Major UDC Projects

While the UDC leads development within its plan area, as stated above, it also facilitates public and private sector developments through divestment of land or property and/or the provision of professional services. Major agency projects falling within this category are as follows:

Parliament Square and Government Oval

In support of the Government’s efforts to construct a new Parliament building, as well as relocate government offices to downtown Kingston and to areas surrounding the National Heroes Circle, the UDC engaged local architects through a competition to conceptualize the design of the Parliament building. First Place & People’s Choice was awarded in March 2019 to “Out of Many, One People” by Evan Williams. The next phase will be the development of detailed designs for the building as part of the Parliament Building Project. The UDC will provide project management and technical advisory services for this project. A financial and commercial transaction advisor has been engaged and consultancy is in progress with regards to the relocation of government offices to downtown Kingston.

Ministry of Foreign Affairs and Foreign Trade Building

Construction of the Ministry of Foreign Affairs and Foreign Trade Head Office, on lands divested to the Ministry by the UDC in progress. The main building works have been completed and correction of defects is in progress. The building is to be handed over when complete. The Government of Jamaica required infrastructure, electrical and technology obligations are in progress and scheduled to be completed by June 2019. The UDC is providing project management services for the project.

Old Naval Hospital

The UDC, through partnership with its stakeholders (the Jamaica National Heritage Trust and the Tourism Enhancement Fund), restored the roof of the Old Naval Hospital, which is the focal point of the Port Royal Museum and Historic Walkway project. Other phases are on hold due to funding issues. Timelines for this project will be determined once funding agreements are in place.

United Nations House and Security Upgrade

The United Nations (“UN”) intentions to fully occupy the International Seabed Authority (Building B), lot 12 Port Royal Street, which is currently shared with the Jamaica Conference Centre. The security profile of the immediate surroundings (Kingston Waterfront), as well as the wider downtown Kingston business community is a shared concern and a critical matter for attention.

The UDC, the Ministry of Foreign Affairs and Foreign Trade and the Planning Institute of Jamaica, through the Downtown Kingston and Port Royal Implementation Security Committee, are collaborating with the UN and other key stakeholders to facilitate the requirements necessary for the relocation of the UN agencies.

Currently, activities are focused on stakeholder engagement and coordination. A signed Memorandum of Agreement (MOA) between UDC and National Land Agency (NLA) to deliver the UN House Proposal is now in place.

Private Sector Led Developments

The following developments, enabled by certain tax incentives to encourage investment, are being implemented:

•	Grace Kennedy Limited: Construction of a new office complex and multi-story car park on lands divested to the entity by the UDC is currently underway and at the stage of practical completion.

•

Oceana Hotel: This hotel is being renovated and will provide commercial, hotel and residential services when completed. The renovation of commercial offices was completed in May 2017. The renovation of the hotel and residential sections has not yet been completed. The hotel was sold, and the new owners are in the process of planning their preferred renovations.

•	Victoria Pier: Building restoration has been completed with popular restaurants opened. These restaurants have positively impacted downtown Kingston’s economic activity and night life.

Energy Development Projects

Jamaica Public Service

Jamaica Public Service has begun the construction of its new 190MW power plant at a cost of US$330 million (J$42.57 billion), most of which was raised domestically. This plant will be constructed over a period of 27 months. The construction of the plant will create jobs for over 700 people within the skilled, semi-skilled, and laborer job levels. The new plant will operate on natural gas, which will make it the second natural gas power plant in Jamaica after the conversion of the existing Bogue 114 MW CCGT plant. The new plant will reduce Jamaica’s overall dependence on oil and provide cleaner energy for the nation.

Other Energy Projects

In addition to the projects by Jamaica Public Service, other energy development projects include:

•	Wigton Windfarm Limited in Manchester, a wind energy facility expanded by 24 MW at a cost of about US$45 million (commissioned in June 2016 and privatized in February 2019);

•	Blue Mountain Renewables LLC in St. Elizabeth, a 36.6 MW wind energy facility at a cost of US$90 million (commissioned in August 2016);

•	WRB in Content, Clarendon installed the single largest solar farm in the English-speaking Caribbean, at 20 MW, valued at US$60 million (commissioned in September 2016);

•	Eight Rivers Energy Company in Westmoreland, a 37 MW solar energy plant valued at about US$60 million (commercial operations slated for June 2019); and

•	NFE South Holdings Power Company Limited, a 94 MW cogeneration plant utilizing natural gas valued at about US$184 million (commercial operations slated for March 2020).

Principal Sectors of the Economy

Tourism

The tourism industry is the leading gross earner of foreign exchange for Jamaica and makes a significant contribution to employment. Tourism accounted for 72.4% of gross foreign exchange earnings from the productive sector in 2018, excluding remittance inflows. In 2018, the accommodation sub-sector alone employed approximately 50,113 persons. Visitor arrivals in Jamaica have increased by 51% in the last decade, from 2,860,544 visitors in 2008 to 4,318,600 visitors in 2018. Total visitor accommodation has also grown 8.0% during the last decade from 27,443 rooms in 2008 to 29,635 rooms in 2018.

During 2018, total visitor arrivals were 4,318,600, an increase of 1.0% from 4,276,189 in 2017. Stopover arrivals totaled 2,472,727 in 2018, an increase of 5.1% from 2,352,915 in 2017, mainly due to new and expanded airlifts out of the United States, UK and Scandinavia, as well as visa relaxation for nationals in Latin America and China. Cruise passengers totaled 1,845,873 in 2018, a decrease of 4.0% from 1,923,274 in 2017, mainly due to a decrease in calls to the ports of Falmouth, and Montego Bay.

For the first two months of 2019, total visitor arrivals were 888,506, an increase of 4.7% compared to the same period of 2018; stopover arrivals totaled 436,555, a 12.5% increase over the same period in 2018; and cruise passengers totaled 451,951, a decrease of 1.8% compared to the same period in 2018.

In addition, Jamaica continued to secure adequate airlift out of major airport hubs allowing more visitors easy access to their destinations in Jamaica. Currently, 31 airlines fly into Jamaica either through the airports in Kingston at Norman Manley International Airport or Sangster International Airport in Montego Bay. The number of airlines has increased from 29 airlines last year. There was also increased frequency of scheduled flights, especially out of US and Canada.

The United States, Jamaica’s largest tourist market, accounted for 65.9% of total stopover visitors in 2018, and 64.2% in 2017. The percentage share of Jamaica’s stopover visitors from Europe decreased to 13.3% in 2018 from 13.9% in 2017. Canada accounted for 16.2% of total stopover visitors in 2018, compared to 17.2% in 2017. Average hotel room occupancy was estimated at 65% in 2018 as compared to 64.9% in 2017 and 64.1% in 2016. Approximately 79.4% of hotel rooms in Jamaica were in the all-inclusive hotel category in 2018. In 2018, the average room occupancy rate of all-inclusive hotels was estimated at 72.5%.

In FY 2018/19, JAMPRO facilitated five hotel projects which are all still under construction with three to be completed and operational during 2019/2020. The remaining two hotels are expected to be completed during FY 2020/2021. The Excellence by Oyster Bay hotel was completed and became operational in the first quarter of 2018. This hotel added an additional 315 new rooms and those hotels still under construction are expected to deliver 460 new rooms in 2019. The capital investment in hotels for FY 2018/19 was US$33,368,481 million. These investments include newly constructed hotels and hotels that underwent major renovation, refurbishing and rebranding.

In FY 2018/2019, JAMPRO’s partners in the energy sector accounted for 68% of capital expenditure, representing an investment of US$420,163,997.00. The IT enabled services sector accounted for 13% of capital expenditure and represented an investment of US$80,713,580. Such sectors were followed in capital expenditure by the logistics and tourism sector, which accounted for 7% and 5% in capital expenditure, representing an investment of US$43,636,299 and US$33,368,481, respectively.

The following table shows the new or refurbished hotels that JAMPRO facilitated in FY 2018/19:

Hotel	Capital Expenditure(1)	Jobs	Room Count	Status
Half Moon Expansion	US$7,847,000.00	60	57	Construction on hold due to financing
Ocean by H10 Hotels	US$22,450,000.00	400	800	Construction on-going scheduled to open November 2019
Karisma Hotels	US$2,356,481.00	0	0	Construction has not started. Amount paid was for land accretion
Las Marinas	US$390,000.00	0	104	Construction to begin Q2 of 2019/2020
Blu Bambu	$375,000.00	18	15	Construction on-going
Skylark Negril Beach	n.a.	n.a.	28	Completed – hotel opened May 2018

TOTAL	US$33,368,481.00	478	989

(1)	Amounts shown in the Capital Expenditure column are for spend reported FY 2018/19 only, and do not represent the total expenditure for the respective project.
(2)	Number of new jobs was not reported for certain hotel projects.

The period of 2019-2020 is estimated to have a total of five JAMPRO-facilitated hotels coming on-stream amounting to approximately US$760 million in projected capital investment and represent a total of 4,200 new rooms. These investments include newly constructed hotels and hotels that are undergoing major restructuring, rebranding and expansion.

The following table shows the new or refurbished hotels that are expected to come on-stream in FY 2019/20:

Hotel	Type	Est. Capital Expenditure(1)	Room Count	Status
Ocean by H10 Hotels – Phase 1	All-inclusive villa resort	US$200 million	800	Construction on-going – scheduled to open November 2019
Karisma – Phase 1	All-inclusive resorts. Phase 1 will include 2 hotels: 1 family and 1 luxury brand	US$200 million	Phase 1 – 850 rooms total, 425 rooms each	Project to break-ground in 2019 – date to be finalized
Moon Palace	All-inclusive luxury resort	US$160 million	770	Moon Palace has not yet taken possession of the property (Rooms on the Beach is still operating from the property)
Oceana Hotel (Downtown Kingston)	European Plan Hotel	TBA	150 - 180	Construction scheduled to begin May 2019
Amaterra Resort – Stewart Castle Trelawny	All-inclusive	US$200 million	800	Construction to begin 2019

(1)	Projections are based on the entire lifespan of the construction of the project, as opposed to year-to-date calculations.

Over the next five years, approximately five hotels are projected to come on-stream, representing approximately 4,200 new rooms.

The table below shows tourism projects that are under construction and that are expected to come on-stream during FY 2019/20 that are not being facilitated by JAMPRO:

Hotel	Room Count	Status	Scheduled Opening
Renfrew Business Hotel	58	Partially completed	Opened November 2018
Spanish Court 11 (MoBay)	124	Completed	Opened January 2019
Wyndham Kingston	454	Under construction	TBA
Marriott AC Hotel (Kingston)	220	Under construction	2019
Jewels Montego Bay	800	Construction postponed until 2019/2020	TBA

The following table shows the number of visitor arrivals for the first two month period ended February 2018 and 2019:

	2018	2019	% Change 2019 vs. 2018
Total Stopover Visitors	388,184	436,555	12.5
Cruise Passengers	460,302	451,951	(1.8)

Total Visitors	848,486	888,506	4.7

Average Length of Stay (nights)	8.4	8.1	(3.6)

Source: Jamaica Tourist Board.

The following table shows the number of visitor arrivals for the five years ended December 31, 2018:

Visitor Arrivals

	2014	2015	2016	2017	2018	% Change 2018 vs. 2017
Foreign Nationals	1,929,454	1,973,217	2,020,381	2,196,301	2,298,162	4.6
Non-Resident Jamaicans	150,727	149,823	161,303	156,614	174,565	11.5

Total Stopover Visitors	2,080,181	2,123,042	2,181,684	2,352,915	2,472,727	5.1
Cruise Passengers	1,423,797	1,568,702	1,655,559	1,923,274	1,845,873	(4.0)

Total Visitors	3,503,978	3,691,744	3,837,243	4,276,189	4,318,600	1.0

Average Length of Stay (nights)	8.7	8.8	8.8	8.4	8.1	(3.6)

Source: Jamaica Tourist Board.

The following table shows the number of stopover visitors by country of origin for the five years ended December 31, 2018:

Stopover Visitors by Country of Origin

	2014	2015	2016	2017	2018	% Change 2018 vs. 2017
United States	1,296,457	1,344,149	1,406,058	1,509,963	1,628,402	7.8
United Kingdom and Ireland	17,433	201,364	210,103	220,854	217,978	(1.3)
Other European	81,648	77,968	84,606	104,950	110,391	5.2
Canada	419,898	391,409	372,137	405,174	399,969	(1.3)
Caribbean	59,057	62,612	65,592	63,944	67,495	5.6
Latin America	29,263	29,387	27,726	32,224	33,922	5.3
Japan	2,022	2,163	1,841	1,849	1,587	(14.2)
Other	12,403	13,990	13,621	13,957	12,983	(7.0)

Total	2,080,181	2,123,042	2,181,684	2,352,915	2,472,727	5.1

Source: Jamaica Tourist Board.

The following table shows the percentage hotel room occupancy for the five years ended December 31, 2018:

Hotel Room Occupancy

	2014	2015	2016	2017	2018[1]
Kingston and St. Andrew	57.1	62.3	57.0	56.9	n/a
Montego Bay	72.3	73.0	66.8	68.3	n/a
Ocho Rios	71.5	69.0	65.1	67.3	n/a
Port Antonio	15.4	18.0	13.1	13.5	n/a
Mandeville	60.0	58.8	54.5	51.4	n/a
Negril	63.5	66.8	63.3	62.2	n/a

Total	68.0	69.0	64.1	64.9	65.0

(1)	Individual hotel figures for 2018 are not available.

Source: Jamaica Tourist Board.

The following table shows estimated visitor expenditure for the five years ended December 31, 2018:

Estimated Visitor Expenditure

	Stopover US$ per person per day	Cruise US$ per passenger per day	Total Visitor Expenditure US$ Million	Visitor Expenditure % Change From Prior Year
2014	121.3	82.1	2,244.4	5.8
2015	126.5	87.4	2,402.3	7.0
2016	134.0	90.2	2,608.8	8.6
2017(1)	148.6	93.5	3,004.9	15.2
2018(2)	157.6	94.7	3,220.6	7.2

(1)	Revised.
(2)	Provisional Estimate.

Source: Jamaica Tourist Board.

In 2018, the total visitor expenditure (provisional estimate) increased by 7.2% to US$3,220.6 million from US$3,004.9 million in 2017. This increase was primarily attributable to the continued increase in stopover arrivals as well as the improvement in the average daily rate charged by hotels and the increased expenditures by cruise ship passengers on attractions. The average expenditure per person per night increased to US$157.6 in 2018 from US$148.6 in 2017.

In October 2019, the largest cruise company in Jamaica, accommodating more than 3,900 passengers and 1,450 crewman, will commence calls on Ocho Rios. Furthermore, three new hotels are expected to open in FY 2019/20. These hotels are Grupo Excellence Oyster Bay Resort, with 315 rooms, S Hotel in Montego Bay, with 120 rooms and R Hotel in Kingston, with 48 rooms.

Other Tourism Initiatives

Potential future negative economic and other conditions in the United States and other countries may have an adverse effect on Jamaican tourism. Other factors that may affect the tourist industry include the availability of direct flights to and from the country, potential visitors’ perceptions of Jamaica’s crime rate, travel advisories issued by foreign authorities and developments in other competing touristic destinations, including Mexico, the Dominican Republic, Florida, Cuba and other Caribbean destinations.

On December 2004, the Tourism Enhancement Act, 2004 was passed. This act, as amended on August 2011, provides for a Tourism Enhancement Fee (“TEF”) of US$20.00 and US$2.00 to be paid by incoming airlines and cruise ship passengers, respectively. Funds from the TEF are to be placed in a dedicated fund to be used for implementing the recommendations from the master plan.

TEF has partnered with the EXIM Bank to enable small and micro tourism enterprises to access up to J$25 million dollars at 5% interest over five years. They have also partnered with the Jamaica National Small Business Loans to offer a “5x5x5” loan facility where small and medium-size tourism enterprises can borrow a maximum of J$5 million at 5% interest over 5 years.

The tourism industry’s commitment to sound environmental practices was evidenced in 1998 by the selection of Jamaica as the pilot destination for the launch of the Green Globe Hotel Certification Program. The project was executed by the Environmental Audits for Sustainable Tourism initiative funded through the United States Agency for International Development, in collaboration with the Jamaica Hotels and Tourist Association. Through this program, environmental audits were conducted for twenty hotels and one tourism attraction. Four Jamaican hotels became the first four in the world to attain Green Globe Certification.

Approximately thirteen tourism entities have implemented environment management systems and are Green Global certified. An effective environmental management system improves operational efficiency and cuts waste. It not only improves the organization’s environmental performance, but also saves money. Participating entities often reduce operating costs, which has led to increased profitability. Programs such as the Green Globe certification are a useful way for companies to effectively demonstrate their corporate social responsibilities.

Infrastructure

Highway 2000

Since 2002, Jamaica has made significant progress on the Highway 2000 project, a joint public-private partnership project. This multi-lane motorway when completed will connect the capital of Kingston in the southeast of Jamaica with the tourism centers of Montego Bay in the northwest and Ocho Rios in the center of northern Jamaica and covers approximately 144 miles (230 kilometers). The developers, through National Road Operating and Constructing Company Limited (“NROCC”), are authorized by the Minister of Transport and Mining via concession agreements of 35 and 50 years to levy, collect and retain tolls in connection with the project.

The project will be completed in two phases. Phase 1 (Kingston to May Pen) and Phase 2A (Caymanas to Ocho Rios) have been completed, and Phase 2B, which is designed to extend the highway from May Pen to Montego Bay, has not yet been awarded to any developer.

Other Infrastructure

Infrastructure works and activities facilitated during 2018 included the Rural Road Rehabilitation Project II – Tom’s River Broadgate; and Major Infrastructure Development Programme (“MIDP”), while preparatory plans for the commencement of South Coast Highway Improvement Project continued. In February 2017, the Government entered into a loan agreement with China’s Ex-Im Bank in the amount of US$326.4 million to finance the expansion of the South Coast Highway Improvement Project. Upon satisfaction of certain specified conditions in the agreement, disbursement of the loan will commence.

Under the Rural Road Rehabilitation Project II, Works in Package 1 (Agualta Vale to Broadgate) of this project is approximately 38% complete, with the main activities being bulk excavation/formation level preparation, embankment filling, and the construction of box culverts.

With regard to MIDP, activity on the major works component of the program (Component 1) continued and are at varying stages of construction, with two of five legacy projects completed. These are Marcus Garvey Drive and Barbican Road (Russell Heights intersection to Jacks Hill Gas Station). Completion status for the others were as follows:

•	Mandela Highway Improvement Project, 88% complete;

•	Constant Spring Road Improvement Project, 43% complete; and

•	Hagley Park Road Improvement Project, 65% complete.

Other Transportation Infrastructure

Jamaica divested the Sangster International Airport in 2003 and upgrading work was completed in April 2009. The three-phased (Phase 1A, 1B and 2) Capital Development Programme for the Norman Manley International Airport commenced in 2003. In March 2012, Phase 1A of the Norman Manley International Airport improvement was completed, which included a new departure terminal; a new two-level pier, fitted with jet-loading bridges; upgrades to the arrivals terminal, car park and roadway; IT systems, operations, safety and security equipment upgrades and electrical distribution systems upgrades. Work continued, during 2018, on Phases 1B and 2 at a cost of US$26 million and US$15 million, respectively. The activities under these phases are at various stages of completion. For Phase 1B, which involves the installation of a fire suppression system and an electrical system upgrade, activities were approximately 90% and 35% complete, respectively. Phase 2 activities, which involve the rehabilitation and refurbishment of Airside are 75.7% complete and terminal facilities 72.6% complete. The upgrade, rehabilitation and expansion of Ancillary Facilities are 69.4% complete. These phases, on completion, will complement work already completed under Phase 1A in March 2012.

The Government identified a private operator for the Norman Manley International Airport in Kingston (“NMIA”) to complete the modernization and expansion of the airport facilities. Following on activities of 2017, Grupo Aeroportuario del Paficio, S.A.B de C.V (“GAP”) was announced as the preferred bidder for the NMIA. Subsequently, a concession agreement was signed in October 2018 between the Airports Authority of Jamaica (“AAJ”) and PAC Kingston Airport Limited (“PAC”), the special purpose vehicle established by GAP to operate NMIA. As articulated in the provisions of the request for proposal, GAP has twelve months to effect takeover.

With regard to Ian Fleming International Airport in St. Mary parish, upgrading activities continued on Phase 1 and other works and Phase 2. Activities on Phase 1 and other works includes the following:

•	the adjustment of the airport infrastructure to accommodate Code C aircraft, which began in March 2019 and is scheduled for completion in May 2019;

•	the procurement (and commissioning) of a new 1.5 tonnes aircraft rescue and fire fighting vehicle was completed on March 13, 2019; and

•	the procurement of consultancy services for a master plan is 80% completed.

With regards to Phase 2, a redefinition of the Major Project—extension of the runway to accommodate larger passenger aircraft—was completed.

ODPEM National Disaster Work Program

For Jamaica, extreme weather conditions can have significant impacts on the social and economic conditions of the country. As a result, the Government has prioritized Hazard Risk Reduction and Adaptation to Climate Change as a key strategic priority to achieving economic growth and job creation, which is one of its strategic pillars to achieving Vision 2030. The Office of Disaster Preparedness and Emergency Management (“ODPEM”), a statutory body, is the local organization responsible for coordinating disaster and emergency activities to protect the Jamaican populace. With legislative support from the Disaster Risk Management Act of 2015 (the “NDRM Act”) and formerly the Disaster Preparedness and Emergency Management Act of June 1993, the ODPEM utilizes a collaborative multi-agency approach to create a culture of disaster preparedness.

Based on its mandate, ODPEM has crafted its strategic plan around two main polices: (1) the Disaster Risk Management and Regulatory Framework and (2) an institutional strengthening policy to enhance capacity. Around these two policies are nine program areas (National Readiness, Public Awareness and Education, Hazard Risk and Vulnerability, Project Development and Technical Cooperation, Response and Recovery Coordination, Building Disaster Resilient Community, Human Resource and Capability, Information, Communication and Technology and Internal Administrative Processes Programmes) that encompass all of the projects and initiatives within ODPEM.

A key feature of ODPEM will be to strengthen the current national emergency telecommunication network, in partnership with the Government of Japan, through the Japan International Cooperation Agency. Through another strategic partnership with the Caribbean Disaster Emergency Management Agency, ODPEM will be rolling out a National Volunteer Project initially with 150 trained volunteers across the island. Another strategic priority will be the rationalization of shelters across the island through a Shelter Management Project, which will include the annual or biannual inspection of shelters, the effective manning and operation of official shelters across the island and a public awareness campaign about shelter operations, expectations and expected behavior. In addition, the program will see to the welfare and rehabilitation of shelter occupants and train and develop shelter managers.

Another strategic pillar is Jamaica’s response and recovery capability which ODPEM will seek to strengthen through the Building Disaster Resilient Community program. Natural disasters affect the country at both the level of the community and the infrastructure that connects communities and sectors, including road networks, and communications, among others. While communities cannot be responsible for national infrastructure and emergency response, as this is the purview of government, they can play either a proactive or passive role in reducing hazard related risks and emergency response. The public education programs/workshops will also seek to impart the importance of the public’s role in disaster reduction and preparedness. Through an inter-agency approach, ODPEM will seek to establish mechanisms that will enable the continuity of governance in the event of a catastrophic disaster to maintain the rule of law in the country. In order to accomplish these strategic priorities, ODPEM will be undertaking an organizational review to align its resources in an effort to carry out the mandate of the organization.

The Government is also committed to taking strategic measures for mitigation of the harmful impacts of drought. These measures include the installation, through a Climate Change Adaptation Programme, of twelve water harvesting systems throughout the island.

Mining and Quarrying

The mining and quarrying sector of the Jamaican economy, dominated by the bauxite and alumina industry, is the country’s largest merchandise export sector.

Total bauxite production increased by 22.0% in 2018 to roughly 10.06 million tonnes when compared with 8.24 million tonnes produced in 2017. The increased processing of bauxite into alumina was the contributing factor for the positive GDP outturn this year compared to 2017. Local alumina production increased by 39.3% to 2.48 million tonnes, and exports increased by 47.5% to 2.57 million tonnes. The reopened Alpart played a significant role in the sector’s improvement, despite disruptions at Windalco Ewarton refinery due to United States sanctions imposed against its parent company, UC Rusal. Meanwhile, crude bauxite exports were flat relative to 2017, approximately 3.34 million tonnes were exported in 2018, the same as in the previous year. Limited third-party sales on the Asian continent play a role in this year’s result.

The world aluminum industry continued to experience an upturn in prices. In 2018, the London Metal Exchange three-month aluminum price increased by 6.9% year-over-year to US$2,115 per tonne and the CRU Atlantic Basis Price rose by 36.7% year-over-year to US$479 per tonne.

With the increase in alumina prices, in conjunction with improvements in alumina exports, total gross earnings in the industry improved by 89.3% to US$1,239.1 million in 2018 from US$654.7 million in 2017. Earnings from alumina exports increased by 99.4% to US$1,138.8 million in 2018 up from the US$571.1 million earned in 2017. Meanwhile, earnings from crude bauxite export rose by 20.0% to US$100.3 million in 2018, up from US$83.6 million recorded in 2017. This increase was primarily due to improvements in the selling price of bauxite.

In the first three months of 2019, alumina production in Jamaica is estimated to be approximately 640,883 tonnes, which represents a rise of 12.7% from approximately 568,856 tonnes produced in the same period of 2018. Crude bauxite production totaled 786,476 tonnes in the first three months of 2019, representing a decrease of 7.0% compared to the 845,891 tonnes produced in the same period of 2018. In the first three months of 2019, alumina exports rose by 7.0% to approximately 649,474 tonnes relative to the 606,829 tonnes exported in the first three months of 2018. Meanwhile, in the first three months of 2019, crude bauxite exports totaled 773,093 tonnes, which translated to a decrease of 11.4% relative to the 873,035 tonnes exported over the same period of 2018. Alumina production and exports were boosted by the reopened Alumina Partners of Jamaica, which added to the productive capacity of the sector. Noranda Jamaica Bauxite Partners’ lower-than-anticipated third-party sale volumes on the Asian continent led to the decline in crude bauxite production and exports.

The global price of aluminum decreased during the three-month period ended March 31, 2019, averaging US$1,880 per tonne, which was 13.1% lower than the comparable period of 2018, when prices averaged US$2,164 per tonne. The decrease mainly reflected softening global demand as international trade tensions negatively impacted global economic activities. Additionally, the Chinese government led aluminum production cuts were less vigorous over the winter season than last year.

In the first three months of 2019, the CRU Atlantic Basis Price for alumina averaged US$388.88 per tonne, reflecting a 0.7% increase from the US$386.11 per tonne registered over the same quarter of 2018. Concerns over a shortage of alumina continued to permeate the market as uncertainty looms over when the Alunorte refinery in Brazil will return to operate at full capacity. Alunorte was ordered to operate at 50% capacity in March 2018 after it was reported to have breached environmental regulations.

Jamaica believes that it has mineable bauxite reserves sufficient to last approximately forty years under current mining practices and market demand expectations. This estimate of reserves is based on a range of technological and economic factors, and is subject to revision from time to time. The cost of exploiting mineable reserves can vary significantly depending on such factors as the location and mineralogical character of the reserves and technological progress in the industry.

The mining and quarrying sector will require a significant amount of capital investment in the near future as it carries out plans to transition its energy base away from oil and coal into natural gas and other clean energy sources in an effort to reduce overall costs and strengthen global competitiveness. Under the recent development in the United States, which permits the sale of natural gas to non-NAFTA (North American Free Trade Agreement) countries, an opportunity arose to consider a natural gas solution. In this context, Jamalco and New Fortress have developed a proposal for a natural gas solution encompassing:

•

financing, development, construction, ownership and operation of a natural gas-fired steam and electric generating facility utilizing turbines and heat recovery steam generators to be located adjacent to the Jamalco refinery facility in Clarendon, Jamaica, on a site provided by Jamalco. The objective is to supply to the Jamaica Public Service Grid approximately 94MW of power and to the power plant owned and operated by Jamalco, consisting of four heavy fuel oil fired boilers and three steam turbine generators (the “Jamalco Power Station”) approximately 300Kpph of Steam (900 psig/900 Deg F); and

•

jointly with Jamalco, installing in the Jamalco Power Station new dual fuel fired boilers with a capacity of approximately 400Kpph and re-engineering existing boilers and Jamalco’s calciners to become dual fuel. The targeted completion period is the first quarter of 2020.

The Government of Jamaica, since December 1, 2014, wholly owns Clarendon Alumina Production (“CAP”), which holds a 45% undivided interest as a co-tenant in common in the assets of Jamalco, a joint venture with Noble Resources Ltd. (the “Noble Group”). Alcoa Inc. previously owned 55% of the Noble Group. The business of the joint venture consists of an integrated alumina production and export network comprised of bauxite mining operations, an alumina refinery, a power plant, a rail transport system and a port with docking and loading facilities.

On June 17, 2013, CAP and the Noble Group entered into an alumina sales agreement, pursuant to which CAP agreed to supply, sell and deliver not less than 3.38 and up to 6.08 million tonnes of alumina to the Noble Group over a 12-year period. In consideration, the Noble Group made available a US$120.0 million secured prepayment facility to CAP. A condition subsequent to this facility was the successful completion of a consent solicitation and an exchange offer of notes issued by CAP and guaranteed by Jamaica for notes issued by Jamaica. This exchange offer was completed successfully in September 2013. See “Public Sector Indebtedness—External Debt.” Additionally, the Noble Group has a security interest over CAP’s 45% interest in the Jamalco joint venture. All funds disbursed under the facility must be repaid in full by June 30, 2025. Until all funds disbursed under the prepayment facility are repaid, CAP grants the Noble Group an option to purchase at market value all or part of CAP’s interest in Jamalco, as well as the right to appoint a Noble Group representative to the executive committee of Jamalco. In October 2014, the Noble Group acquired a 55% undivided interest of Alcoa Inc. in Jamalco.

In 2016, the ownership structure of the industry had undergone two changes. First, in July 2016, UC Rusal sold its 100% stake in Alumina Partners of Jamaica (“Alpart”) to the Chinese state industrial group, Jiuquan Iron & Steel (Group) Co. Ltd. (“JISCO”) for US$299 million. In 2017, the new owners invested close to US$150 million to rehabilitate and operate the refinery, which reopened in June 2017. Second, in October 2016, Noranda Aluminum Holding Corporation sold its 45% stake in Noranda Bauxite Limited to New Day Aluminum LLC, an affiliate of DADA Holdings LLC. The sale comes after Noranda Inc. had filed for Chapter 11 bankruptcy in February 2016. UC Rusal remains the owner of Windalco-Ewarton and Windalco-Kirkvine.

Currently, the Government has significant ownership interest in Jamalco and Noranda Jamaica Bauxite Partners, alumina and bauxite producers respectively. See “—The Jamaican Economy— Legal Proceedings and Process.” The other significant alumina producers (Windalco-Ewarton and Alpart) are privately owned.

The following table shows the production, exports, prices and earnings of the bauxite and alumina sector for the five years ended December 31, 2018:

Bauxite and Alumina Sector

	2014		2015(4)	2016(4)	2017(4)	2018(5)
Bauxite
Production (tonnes)	9,676,697		9,628,818	8,540,131	8,242,312	10,058,228
Exports (tonnes)	4,812,541		4,558,048	3,455,402	3,340,449	3,339,221
Prices (US$ per tonne)(2)	25.88	(4)	27.03	26.09	25.03	30.03
Gross Earnings (US$ in thousands)(3)	124,548		123,213	90,164	83,597	100,289
Alumina
Production (tonnes)	1,850,960		1,864,643	1,865,278	1,782,373	2,483,572
Exports (tonnes) (1)	1,823,485		1,936,228	1,833,890	1,743,063	2,571,038
Prices (US$ per tonne)(2)	300.40		272.30	242.90	327.60	442.90
Gross Earnings (US$ in thousands)(3)	547,766		527,205	445,469	571,102	1,138,770

Total Gross Earnings (US$ in thousands)	672,314		650,418	535,633	654,692	1,239,060

Source: Economics Division, JBI

(1)	The term exports is equivalent to sales. Included in sales is hydrate.
(2)	Average price received.
(3)

For the calculation of the Gross Earnings line items in the table above, the unit price is multiplied by the volume of exports, be it bauxite or alumina. The resulting gross bauxite earnings and gross alumina earnings figures are then summed to give total gross earnings.

(4)	Revised.
(5)	Provisional.

Manufacturing

Real GDP for the manufacturing industry grew by 0.6% in 2018, following an increase of 2.0% in 2017, and accounted for 8.5% of GDP in 2018. The growth in real GDP in 2018 was due to higher output levels in the food, beverages and tobacco which grew by 0.6% and other manufacturing which grew by 0.6%. The increase in the food, beverages and tobacco sub-industry was attributed mainly to higher production levels for meat and meat products, processing and preservation of fruits and vegetables, dairy products and bakery products. Other manufacturing rose by 0.6% and this was primarily the result of higher output of chemicals and chemical products, paper, printing and publishing and non-metallic mineral products.

The policy framework governing the Manufacturing industry continued to be led by the Ministry of Industry, Commerce, Agriculture and Fisheries (“MICAF”) and focused on improving competitiveness and output in the industry. The development of the manufacturing industry was also supported by initiatives from the private sector. MICAF and its agencies facilitated this development through plans and strategies that continued to be anchored by the goals included in The Vision 2030 Jamaica–National Development Plan and the Medium Term Socio-Economic Framework. Initiatives for 2018 focused on improving the business environment by strengthening the country’s competitiveness framework to facilitate increased production, thereby expanding the capacity to drive economic growth. Support from the various private associations came in the form of advocacy, marketing, training and research.

Vision 2030 Jamaica, the country’s first long-term national development plan, covering the period 2009-2030 includes a policy framework for the manufacturing sector geared towards improving its performance and competitiveness. This framework focuses on transitioning to higher levels of productivity and value-added production using efficient and clean technologies and environmentally sustainable processes, with motivated productive employees. As part of an enabling business and regulatory environment, this framework will advance a manufacturing sector that embodies high levels of productivity and competes successfully in domestic and export markets.

The manufacturing sector has benefitted from various initiatives accomplished through the implementation of a series of Medium Term Socio-Economic Policy Frameworks, including Vision 2030 Jamaica. Some key achievements include:

•	Strengthening of linkages among the tourism, agriculture and manufacturing industries through the Tourism Linkages Hub;

•	Approval by Cabinet of the national Environmental Management Systems Policy; and

•	Approval of the Green Economy Scoping Study. Following on this, a concept note was prepared that sets out green economy investment strategies for sectors such as Manufacturing, Energy and Water.

Agriculture, Forestry and Fishing

Real GDP for the agriculture, forestry and fishing sector rose by 4.2% and this sector accounted for 7.1% of GDP in 2018. The growth in the industry in 2018 was primarily due to favorable weather conditions. During 2018, the Government employed a number of strategies to foster growth in the industry, including:

•	efforts to combine public and private partnerships to develop productive and marketing infrastructure to improve productivity, quality and competitiveness; and

•	support in the areas of marketing, irrigation and extension service.

The Agricultural Development Strategy, which began in 2006 and was aimed at transforming the agricultural sector by the year 2020 with the main focus being an increase in productivity, was subsumed under the Agriculture Sector Plan under Vision 2030 Jamaica. The Agriculture Sector Plan for Jamaica is one of the strategic priority areas of the Vision 2030 Jamaica—National Development Plan. Some key achievements for the agriculture sector over the 2016-2019 period include:

•

approval of the National Seed Policy and Implementation Plan as a green paper by the Cabinet. It seeks to establish a sustainable seed system that ensures a consistent and reliable supply of clean, affordable and accessible seed in support of agricultural production, productivity, food security and biodiversity;

•	establishment of the Jamaica Agricultural Commodities Regulatory Authority as part of measures to rationalize agricultural commodity boards;

•	establishment of the Youth Entrepreneurship Programme to provide young farmers with training in entrepreneurship and venture inputs;

•

strengthening of the capacity of the Agricultural Land Management Division to conduct soil research, which enables the increased use of soil and land information in agricultural production and planning;

•	expansion of irrigation facilities on farms in eight production sites (including agro park locations); and

•	development of the Export Market Platform to stimulate public-private investment in agribusiness value chain development.

Since 1997, Jamaica has undertaken several initiatives to improve productivity and product quality while lowering production costs in the sugar and banana industries. In November 1997, Jamaica commenced a program to provide support to the local sugar industry following decades of financial losses in the industry. The critical points of the strategy are:

•	promotion of a sustainable private-sector led sugar cane industry;

•	promotion of a diversified industry having as its major outputs raw sugar, molasses, ethanol and bagasse, a by-product used in the production of electricity;

•	strengthening of the economy and social infrastructure of sugar-dependent areas; and

•	divestment of the publicly owned sugar estates, which annually generate over 70% of sugar production.

With respect to the banana industry, Jamaica participates in two externally supported projects that began in 1996: the United Kingdom/Northern Ireland/Jamaica Government project, aimed at reducing rejection due to peel scarring, and a European Union (“EU”) project, aimed at improving the competitiveness of the banana industry. Effective January 1, 2006, the European Union adopted a new “tariff-only” regime for bananas from countries that enjoy most favored nation status. The new regime also retains a duty-free annual quota for bananas originating in the ACP so there has been no effect yet on Jamaica’s exports of bananas to the European Union. See “Jamaica—International Relationships—ACP/European Union Cotonou Partnership Agreement.” Companies in the banana industry in Jamaica are also making efforts to increase competitiveness by diversifying and improving productivity. New products developed include banana-based drinks, banana flour and cereal products. Efforts to improve productivity include eliminating redundant labor and reducing real labor costs through lower wage settlements. See “—The Jamaican Economy—Employment and Labor.”

The effects of Hurricane Dean which occurred in August 2007 are still affecting banana exports, since it destroyed approximately 85% of the then-existing crop, leading to a cessation of banana exports. Banana exports resumed in August 2008 but were again halted by Tropical Storm Gustav, which destroyed approximately 80% of the then-existing crop. Banana exports were further affected by damage caused by Hurricane Sandy in 2012. These weather-related shocks led Jamaica’s largest exporter, Jamaica Producers, which accounted for 80% of banana exports, to cease exports from Jamaica. However, the demand for Jamaican banana in the UK and Jamaican diaspora remains strong. A production expansion program was therefore developed by the Ministry of Agriculture to satisfy the demand for both local and export markets.

The quantity of bananas produced in Jamaica was estimated at 66,381 tonnes in 2018 compared to 64,815 tonnes in 2017. In 2018, a total of approximately 675.5 tonnes of the fruit valued at US$563,000 was exported compared with approximately 499.4 tonnes valued at US$474,000 in 2017. The increase in exports may be attributed to the Ministry of Agriculture Banana Export Expansion Programme developed in 2014. This program seeks to facilitate greater production to meet the demands of the export markets. The program also seeks to create proper market linkages by engaging all stakeholders.

The Government divested the remaining three publicly owned sugar factories in 2010 and has continued the implementation of the Jamaica country strategy for the “Adaptation of the Sugar Industry: 2006-2020 (adopted in 2006 and revised in 2009) (the “Sugar Adaptation Strategy”). The key objective of this policy is the development of a sustainable private-sector led sugar cane industry and to strengthen economic diversification, social resilience and environmental sustainability within the sugar-dependent areas. In support of the implementation of the Sugar Adaptation Strategy, the EU agreed to provide financial assistance in the amount of €146.6 million to the Government over the 2006 to 2013 period, under the Accompanying Measures for Sugar Protocol Countries. In 2009, the EU disbursed €6.1 million to the Government and the amounts disbursed in 2010 and 2011 were €2.7 million and €6.9 million respectively. While there was no disbursement in 2012, disbursements in 2013 to 2015 totaled €58.3 million. In 2016, the European Union disbursed €6.5 million. There were no disbursements in 2017. A final disbursement of €15.0 million was made in 2018.

The Government is committed to partnering with the private sector for the establishment of nine Agro Parks to stabilize the agricultural supply chain, deepen inter-industry links, increase competitive import substitution and activate unutilized rural land and labor. The primary objective of this project, which began in 2012, is to facilitate the expansion of the productive capacity of the agricultural sector. This is to be achieved through the building of infrastructure to support investments in the production of selected crops directed towards import substitution and replacement as well as the provision of raw materials for agro-processing and non-traditional exports. The parks, funded in the amount of J$285 million, are to be complemented by improved inputs, including irrigation, transport infrastructure and technical services. A total of nine Agro Parks were established at the end of 2014, with agricultural production of a wide range of domestic crops, including vegetables, condiments, fruits and tubers. They are located at Plantain Garden River, St. Thomas; Yallahs, St. Thomas; Amity Hall, St. Catherine; Hill Run, St. Catherine; Ebony Park, Clarendon, New Forest/Duff House; St. Elizabeth/Manchester; Meylersfield, Westmoreland; and Sweet River Multispecies Abattoir, Westmoreland.

Jamaica has implemented a rigid regulatory framework for the start of an industrial hemp and medical marijuana industry.

As at March 31, 2019, 33 licenses have been issued to 24 applicants and a total of 178 applications from 72 applicants are at the conditional approval stage for growing, processing and retailing medical marijuana products, and the Cannabis Licensing Authority is processing numerous other applications.

Currently, over 3,000 acres have been allocated by the Government to Cassava cultivation. The Government has provided 996 acres of land to Red Stripe to effect a 40% substitution of cassava in their local brew, up from the 10% it currently comprises. The Government also provided 2,141 acres to private farmers.

The following table shows the production of selected agricultural products for the five years ended December 31, 2018:

Production of Selected Agriculture Products

	2014	2015	2016	2017	2018
	(in tonnes)
Sugar cane	1,779,258	1,572,400	1,127,100	1,131,200	1,028,400
Yams	135,303	136,732	156,103	144,319	148,675
Bananas	51,581	54,810	58,702	64,815	66,381
Potatoes	58,988	58,749	65,013	59,144	61,594
Citrus	71,194	74,336	74,217	72,990	70,758
Coffee	5,298	5,847	7,580	6,222	7,085
Cocoa	1,154	637	726	305	220

Source: Planning Institute of Jamaica.

Construction

Real GDP for the construction industry increased by 2.8% in 2018 as compared to 2017. Real GDP for the industry accounted for 7.3% of total real GDP. Growth in the industry was mainly influenced by the performance in civil engineering due to work associated with the MIDP and the South Coast Highway Improvement Project.

Transportation, Storage and Communication

Real GDP for the transport, storage and communication industry increased by 1.6% in 2018, primarily due to improved performance in the transport sub-group. The post and telecommunications sub-group declined for the review period, impacted by a fall in telephone services. There was a 5.6% increase in the number of passengers who travelled through both international airports, moving from 5,907,587 in 2017 to 6,237,017 in 2018.

Producers of government services remained relatively unchanged, primarily as a result of the continued effort by the Government to reduce expenditure under the Public Sector Reform (Transformation) program.

Privatization

Jamaica’s privatization program commenced in the early 1980s with the divestment of public services. Larger sales have included interests in the hotel sector, the National Commercial Bank, Telecommunications of Jamaica Limited, Air Jamaica Limited, Petrojam-Belize and the Caribbean Cement Company Limited. Jamaica has continued its program of privatization by divesting 80% of its interest in the power and energy company, Jamaica Public Service Company Limited, in 2001.

In connection with the privatization of Air Jamaica Limited in 1994, the Government retained ownership for its own account of 25% of the airline’s ordinary shares and ownership of an additional 5% of its ordinary shares, which the Government was contractually obligated to contribute to an employee share ownership plan. During the period of privatization, the Government provided US$169 million in loans and assistance to the airline. In December 2004, Jamaica purchased the remaining 75% of the ordinary shares for US$1.00 and converted approximately US$395 million, the total liabilities of Air Jamaica owed to the Government, into ordinary shares.

In FY 2007/08, the decision was made to re-privatize the national carrier Air Jamaica Limited. To this end, the Government sought a divestment that achieved certain strategic objectives. On May 1, 2010, the Government entered into an agreement with Caribbean Airlines pursuant to which Caribbean Airlines obtained the routes of Air Jamaica and agreed to provide sustainable airlift to Jamaica. In return, the Government acquired a 16% equity interest in Caribbean Airlines valued at US$28.5 million. The Government remains the owner of the remaining assets and liabilities of Air Jamaica Limited. Under an agreement, Caribbean Airlines has leased some of these assets from Air Jamaica Limited. The Government continues to service the long-term loans.

The Government entered into a contract for the management of the transshipment terminal of the Kingston seaport to APM Terminals and Amalgamated Stevedoring Co. Ltd., a consortium of foreign and local entities, in October 2001. The consortium assumed management of the terminal in February 2002. The contract expired in February 2009. The PAJ in April 2015, executed a concession agreement with Kingston Freeport Terminal Limited (“KFTL”), a special purpose vehicle formed to manage the Kingston Container Terminal (“KCT”). KFTL is jointly owned by members of the consortium, Terminal Link and CMA CGM Group with equity interests of 40% and 60%, respectively. The agreement gives KFTL a 30-year concession term with the right to finance, expand, operate, maintain and transfer the facility at the end of the agreement. KFTL assumed operations of the port on July 1, 2016.

GAP has been selected as the preferred bidder of the PPP for the NMIA. Commercial closing occurred in October 2018 with the execution of a 25-year concession agreement between GAP and PAC. GAP is in the process of fulfilling all conditions precedent to facilitate financial closing and hand over by October 2019.

Jamaica re-privatized the government-owned assets of the sugar cane industry in August 2011. A sugar cane negotiating team was appointed to oversee the divestment process by the Ministry of Agriculture and Cabinet. In July 2009, the team concluded the divestment of three of the six sugar estates—St. Thomas/Duckenfield, Long Pond and Hampden—for an aggregate sale price (for the factories) of US$2.0 million. The associated sugar cane lands were divested through 50-year leases. In July 2010, the Government signed an agreement with Complant International Sugar Industry Co. Limited, a Chinese firm, for the sale of the Monymusk, Frome and Bernard Lodge sugar factories for US$9.0 million and the lease of associated farmlands of the Sugar Company of Jamaica Holdings. The lease rate for Complant International Sugar Industry Co. Limited is US$35/hectare/annum. Under the agreement, the firm is committed to invest approximately US$127.0 million, from 2011 to 2013, on modernizing the factories.

During FY 2010/11, Jamaica privatized lands at Montpelier, St. James, and land and buildings at Ariguanabo. In January 2010, the sale of 525 acres of the Montpelier Citrus Company Limited lands was approved by the Cabinet. The land was sold for J$52.0 million to Ramble Enterprises Limited, a local company engaged in dairy farming. In February and December 2010, a total of 24.2 acres of the Cotton Polyester Factory Complex were sold to the UDC for J$150.0 million.

In March 2010, the Cabinet approved the sale of 14 acres of land (with buildings) of the Ariguanabo property to the existing lessee, New Era Homes Limited, for an aggregate sale price of J$163.9 million.

In December 2010, the Government finalized the sale of the National Hotel and Properties interest in the Jamaica Pegasus Hotel Limited. The shares were sold for US$11.0 million.

In October 2011, the Government finalized the sale of the assets of the Mavis Bank Coffee Factory to Jamaica Producers Group Limited and Pan Jamaican Investment Trust Limited for US$4.0 million.

The UDC completed the sale of its 50% stake in Bloody Bay Hotel Development Limited (“BBHDL”) to Village Resorts Limited (“VRL”) in 2013. The Cabinet approved the sale of the shares to VRL in January 2013, and UDC and VRL signed the agreement finalizing the sale on March 27, 2013. Aggregate proceeds from the sale were US$11.2 million, which included US$9.5 million for the real estate and related fixed assets and US$1.7 million representing UDC’s share of cash and other liquid assets of BBHDL at the time of the sale.

Following the decision to divest the Wallenford Coffee Company (“WCC”), the Cabinet decided on March 18, 2013, to approve the WCC Memorandum of Understanding (“WCC MOU”). The WCC MOU was executed by all parties as at August 29, 2013. The sale price was US$16.0 million and the purchaser assumed possession of WCC on September 11, 2013.

In May 2014, the Government, through the Jamaica Bauxite Mining Limited (“JBM”), executed a Debt Settlement and Asset Purchase Agreement with UC Rusal Alumina Jamaica Limited, owner of 93% interest in the West Indies Alumina Company (“Windalco”), for the sale of JBM’s 7% interest in Windalco for US$11.0 million.

In 2014, Oceana Hotel and Forum Hotel were sold for J$385.0 million and J$350.0 million, respectively.

In January 2015, the Government executed an agreement for the sale of the former Farm Machinery Centre property to RYCO Jamaica Ltd. for J$40.0 million.

In April 2016, the Government, through the Petroleum Corporation of Jamaica, executed an agreement for the sale of the Petroleum Company of Jamaica for US$19.0 million. The sale was completed in June 2016.

In July 2016, the Cabinet approved a 49-year lease, with an option to purchase at any time for market value, of approximately 1,610 acres of agricultural lands in Montpelier, St. James and Shettlewood, Hanover to Jamaica Green Botanical Producers Co. Limited. The lease provides for payment of J$6,500 per acre per annum, which is equivalent to J$10,465,000 per annum. The land is owned by the Montpelier Citrus Company Limited (“MCCL”). The MCCL and lessee executed the lease on October 7, 2016.

In October 2016, the Cabinet considered and approved the terms and conditions for the privatization of Caymans Track Limited’s operations to Supreme Ventures Limited, the preferred bidder. The definitive agreements were signed on February 10, 2017. Delivery of the property occurred on March 7, 2017 for payment of US$2.38 million. The contract has a provision for a minimum lease payment of US$305,000 per annum.

In March 2017, a Share Sale and Purchase Agreement was signed between Jamaican Teas Limited and the Accountant General for the Government’s shares in KIW International Limited. The Government’s shares in KIW comprised 6,800,000 (42%) of the 15,965,608 ordinary shares and all 14,000,000 Cumulative Preference Shares of the company. The purchase price was J$57.0 million.

On May 22, 2019, the Government listed Wigton Windfarm Limited on the Jamaica Stock Exchange, divesting 11 billion ordinary shares, at an offer price of J$0.50.

The following table shows a summary of certain major entities privatized and the proceeds received by Jamaica since 2000 in relinquishing its majority or residual interest:

Summary of Certain Major Jamaican Entities Privatized (By Sale)(1)(2)

Entity	Year(s) of Privatization	Type of Sale or Transaction	Payment Received in J$ Million	Payment Received in US$ Million	Sector
Ashtrom Jamaica Limited	2000	Shares	22.00	n.a.	Housing
Jamaica Public Service Co. Ltd	2001	Shares	n.a.	201.00	Energy
Aqualapia Limited	2002	Shares	32.35	n.a.	Agri-Business
Sangster International Airport (2)	2003	Lease	n.a.	152.14	Transport
Land – Ariguanabo (13.76 hectares)	2003	Sale	23.48	n.a.	Housing
Building (Lot 5A) – 60,000 square feet	2003	Lease	7.68	n.a.	Warehousing
Building (Lot 5B) – 60,000 square feet	2003	Lease	7.68	n.a.	Manufacturing
Cotton Polyester Textile Company Ltd.	2004	Lease	7.55	n.a.	Manufacturing
Land – Salt River (51 hectares)	2005	Sale	6.93	n.a.	Tourism
Farm Machinery Center	2006	Lease	n.a.	0.18	Manufacturing
Hampden & Long Pond Estate	2009	Sale/Lease	n.a.	2.69	Agriculture
Duckenfield Estate	2009	Sale/Lease	n.a.	1.27	Agriculture
Land – Montpelier Citrus Company Limited – 525 acres	2010	Sale	52.00	n.a.	Agriculture
Cotton Polyester Factory Complex	2010	Sale	150.00	n.a.	Manufacturing
Land and Buildings - Ariguanabo	2010	Sale	163.90	n.a.	Manufacturing
Jamaica Pegasus Hotel of Jamaica Limited(3)	2010	Sale	n.a.	11.00	Tourism
Bernard Lodge, Frome & Monymusk	2010	Sale/Lease	n.a.	14.07	Agriculture
Mavisbank Coffee Factory	2011	Sale of Assets	n.a.	4.00	Agro-Processing
Bloody Bay Hotel Development Limited (BBHDL)	2013	Sale	n.a.	11.20	Tourism
Wallenford Coffee Company Limited(4)	2013	Sale of Assets	n.a.	4.00	Agriculture
West Indies Alumina Company (Windalco)	2014	Shares	n.a.	11.00	Mining
Oceana Hotel	2014	Sale of Asset	385.00	n.a.	Tourism
Forum Hotel	2014	Sale of Asset	350.00	n.a.	Residential
Farm Machinery Centre Property(5)	2015	Sale	29.32	n.a.	Agri-business
Kingston Container Terminal(6)	2016	Long-term concession	n.a.	142.94	Transport
PETCOM	2016	Sale of Asset/Shares	n.a.	19.00	Energy
Caymanas Track Limited	2017	Long Term Lease	n.a.	2.38	Entertainment
KIW	2017	Sale of Shares	57.00	n.a.	Manufacturing
Wigton Windfarm Limited	2019	Sale of Shares	5,500	n.a.	Energy

(1)

Where payment is received in both JA dollars and US dollars for certain sales, the amounts listed are not equivalencies, but represent the portion of the payment received in each currency. This table does not include entities divested by FINSAC. In addition, the table does not reflect the privatization of Air Jamaica. For information about such privatization please refer to Section “—Privatization”.

(2)

Amounts shown in the table exclude initial payment (US$16.0 million; reimbursement for expenditure on capital works and US$1.0 million fixed assets transferred) and only captures concession fees. Effective April 2016, the fees became 1 Weight Load Unit = US$2.745. The concessionaire also makes payments on supernormal surpluses. The information provided is at December 31, 2018.

(3)	The sale of the Government’s 59.81% holding in the hotel was completed in December 2010.
(4)	Sale price for Wallenford Coffee Company is US$16.0 million, however remaining sale price of US$5.0 million provided via vendor’s mortgage and US$7.0 million via earn out arrangement.
(5)

The sale price for the transaction was agreed at US$40.00 million. An amount of US$20.73 million was paid at the signing of the sales agreement. The balance of US$19.28 million is being financed by way of a vendor’s mortgage over seven years. As at April 2019, US$8.59 million has been collected as vendor’s mortgage payments. Amounts in the table include the initial payment of US$20.73 million and vendor’s mortgage of US$8.59 million.

(6)	Amounts include the upfront and annual concession fees

Sources: Development Bank of Jamaica Limited, Urban Development Corporation, Sugar Company Jamaica Holding Limited and Airports Authority of Jamaica, Port Authority of Jamaica.

Significant Government-Owned Companies

The Government of Jamaica owns and controls certain companies and enterprises, some of the most significant of which include the National Housing Trust (“NHT”), the Heart Trust, the AAJ, the PAJ, and the National Insurance Fund (“NIF”).

The Government of Jamaica established the NHT to lend money at low interest rates to contributors who intend to purchase, build, repair, or improve their homes. Furthermore, the NHT develops housing solutions for the sale of homes to contributors. The NHT also offers low-cost financing to private developers. See “Public Finance—The Central Government Budget.”

The Heart Trust is an organization mandated to strengthen the workforce in Jamaica via the development, support, and maintenance of technical and vocational, education and training institutions within the country. The Heart Trust is active in the development of vocational and technical skills training programs, career guidance, job placement, assessment and certifications, policy analysis, and technical assistance to institutions, among other functions and activities.

The Government of Jamaica established the AAJ in 1974 through the Airports Authority Act. The AAJ is an independent statutory body with the principal responsibility, through ownership and management, of Jamaica’s two international airports, the Norman Manley International Airport and the Sangster International Airport. As of 1990, the AAJ assumed additional responsibility for Jamaica’s four domestic aerodromes. The AAJ is involved in the long-term planning and development of the airport system within Jamaica.

The PAJ is a statutory corporation within Jamaica that the Government established through the Port Authority Act of 1972. The PAJ constitutes the principal maritime agency that has broad responsibility for both the development and the regulation of Jamaica’s port and shipping industries. Furthermore, the PAJ has the general mandate and responsibility for ensuring the safety of all vessels that navigate through Jamaica’s ports of entry.

The NIF was established under Section 39 of the National Insurance Act. It is responsible for managing the investment portfolio created from contributions to the National Insurance Scheme (“NIS”). NIF seeks to optimise returns and provide for the disbursement of pensions and other benefits pursuant to the NIS.

The following table provides the respective assets, revenue and expenses for the significant government-owned companies listed below as at March 31, 2019:

	Assets(1)	Revenue(1)	Expenses(1)
	(in millions of J$)
National Housing Trust	298,847.23	36,394.29	13,742.08
Heart Trust	13,312.86	13,730.29	13,117.78
Airports Authority of Jamaica	29,662.95	10,598.77	6,425.71
Port Authority of Jamaica	60,968.14	11,445.82	8,373.70
National Insurance Fund	123,134.71	34,598.63	25,419.17

(1)	Provisional.

Inflation

The macroeconomic stabilization program introduced in 1991, which has focused on lowering inflation through tight fiscal and monetary policies and stability in the foreign exchange market, has contributed to a consistent reduction in the rate of inflation. Macroeconomic stability continues to be a primary focus of Jamaica under its economic reform agenda, as Jamaica regards consistent low levels of inflation as the cornerstone of sustained long-term economic growth.

The Consumer Price Index (“CPI”) number series, which measures the rate of inflation, has 12 divisions that are based on the United Nations Statistical Division-Classification of Individual Consumption According to Purpose. The “basket” of consumer goods and services has approximately 500 items.

For year ended December 31, 2018, the All Jamaica ‘All Divisions’ CPI recorded an annual inflation rate of 2.4%, a decrease of 2.8 percentage points from the 5.2% in 2017 and 0.7 percentage points higher than the 1.7% recorded for 2016. The lower inflation in 2018, as compared to 2017 was primarily impacted by both local and international events and more favorable weather conditions for 2018, which resulted in more stable prices for agricultural crops throughout the year.

The All Jamaica ‘All Divisions’ Consumer Price Index for March 2019 was 256.5, indicating an annual inflation of 3.4% compared to the March 2018 index of 248.1. The movement in the March 2019 index resulted in the calendar year-to-date inflation rate of 0.7% and the FY 2018/19 inflation of 3.4%.

The following table shows the changes in the CPI for the five years ended December 31, 2018, and for the interim period of 2019:

Year/Period	Change in CPI Over Previous Year
(%)
2014	6.4
2015	3.7
2016	1.7
2017	5.2
2018	2.4
Jan – Mar 2019	0.7

Source: Statistical Institute of Jamaica.

Employment and Labor

In 2018, the total labor force in Jamaica was 1,336,800 persons, a 1.6% decrease compared to 1,359,200 persons in 2017. The service sector employed 76.7% of the employed labor force in 2018, while the goods-producing sector accounted for 23.3% of the employed labor force in the same period. The agriculture and manufacturing sub-sectors accounted for 16.2% and 6.5% of the employed labor force, respectively.

Average employment in 2018 was 1,215,100 compared to 1,201,000 in 2017. The average unemployment rate was 9.1% in 2018, a decrease from 11.6% in 2017.

The calendar year ending 2018 recorded 276 industrial disputes and 8 work stoppages compared to 352 industrial disputes and six work stoppages in 2017 (which numbers have been revised). This was as a result of difficulties experienced in the negotiation of new wage and fringe benefit packages in all sectors (remained the same). There were 9,694 man days and 1,440 hrs lost for 2018 while 3,260 man days and 148 hrs were lost for 2017. This showed a significant increase of 197% or 6,434 man days lost when compared to the 2017 period, primarily due to industrial disputes, such as strikes and sick-outs, by three companies, involving a large number of workers. One such dispute lasted eight days and two other industry for three days each.

The reason for the increase in 2018 man days lost was mainly due to the work stoppages in the Education, Mining and Health industries as shown below.

•	Education (3 days with 3,000 workers involved);

•	Mining (8 days with 24 workers involved); and

•	Health (3 days with 87 workers involved).

Man hrs lost by industry in 2018 was as follows:

•	Transport (12 hrs with 120 workers involved).

Man hrs lost by industry in 2017 were as follows:

•	Education (4 hrs with 16 workers involved).

•	Electricity (4 hrs with 21 workers involved).

The following table shows certain labor force and employment data for the five years ended December 31, 2018:

Labor Force and Employment(1)

	2014	2015	2016	2017(2)	2018
	(in thousands of persons, except percentages)
Total Population	2,720.0	2,725.2	2,729.7	2,728.8	2,728.1
Labor Force	1,307.5	1,316.6	1,352.9	1,359.2	1,336.8
Employed Labor Force	1,127.8	1,138.7	1,174.5	1,201.0	1,215.1
Unemployed Labor Force	179.7	177.9	178.5	158.1	121.7
Unemployment Rate (%)	13.7	13.5	13.2	11.6	9.1
Job-Seeking Rate (%)	9.0	9.1	8.6	7.3	5.3
Labor Force Participation Rate (%)	62.8	63.1	64.8	65.1	64.0
Male (%)	70.0	70.3	71.2	71.3	70.4
Female (%)	55.9	56.3	58.6	59.1	57.9
Age Breakdown
14 – 19 Years	10.4	10.6	12.3	11.4	10.1
20 – 24 Years	63.4	64.7	68.5	69.2	65.9
25 – 34 Years	83.2	82.2	84.4	84.9	84.4
35 – 44 Years	86.8	86.7	87.7	88.1	87.6
45 – 54 Years	84.0	84.5	86.3	85.9	85.2
55 – 64 Years	70.1	71.9	72.0	73.2	73.1
65 Years and Over	28.5	29.3	29.3	30.4	30.0

(1)	The data above represent the derived annual average, updated to reflect 2011 based population estimates.
(2)	Revised.

Source: Statistical Institute of Jamaica, Labour Force Survey.

Legal Proceedings and Processes

There are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Government is aware) during the 12 months preceding the date of this document which may have or have had in the recent past significant effects on the financial position or profitability of the Government.

In 2018, the Government continued its program to modernize the country’s law enforcement infrastructure, transforming the culture of the Jamaica Constabulary Force (“JCF”) into a modern policing service and restoring public confidence. The road map, as articulated in “The Organizational Review of the Jamaica Constabulary Force: The transition to a modern police service in 2015,” details measures that have been implemented and/or are scheduled for roll out. These measures include the following:

•	Actively targeting corruption within the JCF

•	Improving the professionalism of police officers through intense leadership and management training and development

•	Implementing a performance management system with targets and verifiable indicators for the executive leadership of the JCF

•	Revising the JCF Use of Force policy with emphasis on ethical policing and protecting the rights of citizens

•	Enhancing the use of technology for management and intelligence gathering

•	Enacting a major program of legislative reform including restructuring the accountability framework of the JCF

•	Implementing community policing in all policing divisions

The Citizen Security and Justice Programme III

The third phase of the Citizen Security and Justice Programme was funded in 2014 by the Inter-American Development Bank, Department for International Development and Global Affairs Canada. The program is implemented by the Ministry of National Security and is set to continue through 2019 in 50 vulnerable communities. The goal of this program is to enhance citizen security and justice in Jamaica in target communities with the specific objectives of improving non-violent conflict resolution, increasing labor market attachment among youth and increasing access to effective community and alternate justice services.

Security Environment

Whilst the security environment remains a cause for serious concern based on the high number of violent crimes, there is a notable decrease in serious and violent crimes. Data for 2018 showed a decrease of 14.5 % in serious violent crimes with 5,703 cases, including murders and shootings, compared to 6,672 cases in 2017. Six of the seven categories of serious crime showed reductions, with murder and shooting incidents showing a decrease of 360 (22%) and 226 (22%), respectively, when compared to the same period in 2017. Notably, murders and shooting incidents are largely concentrated in identifiable localities. The number of reported cases of murder during the period January 1 to April 21, 2019 decreased by 42 or 9.4% with 407 cases compared with 449 cases during the corresponding period in 2018.

The Government recognizes that crime is multi-dimensional and has embarked on a series of strategies which seek to reverse the historical approaches taken to the issue of crime and violence in Jamaica. These strategies include legislative and justice reform, increased focus on rehabilitation in correctional institutions, social intervention and leveraging the use of technology, to dismantle organized crime and remove profit from illegal activities. The implementation of this strategic mix of law enforcement, accountability and social intervention adheres to the government’s obligations to protect the rights of its citizens, while addressing important safety and security concerns.

The Law Reform (Zones of Special Operations) (Special Security and Community Development) Act (the “Law Reform Act”) passed in 2017 underpins a new and innovative intervention which targets localities with high levels of violent crime. The Law Reform Act gives the Prime Minister, on the advice of the National Security Council, powers to declare specific high-crime localities of Jamaica as zones for special security operations and community development measures. This is intended to displace the criminal element and re-engage marginalized and vulnerable members of these communities.

The Law Reform Act mandates that within five days of declaration of the zone, a Social Intervention Committee, chaired by the Prime Minister, must be convened to address critical human needs and build basic infrastructure to promote peace and economic empowerment. These include basic social services: civil registration, health and social protection and employment and skills training. All zones are operating according to plan, and the social environments have improved in those zones since implementation.

On January 18, 2018, increasing violence in the parish of St. James led the Governor General, on the advice of the Prime Minister, to declare a state of public emergency in St. James (the “State of Emergency”). States of public emergency were also declared on March 18, 2018 in St. Catherine North, and on September 23, 2018 in the Kingston Central, Kingston Western and St. Andrew South police divisions. A state of public emergency provides Jamaica’s security forces with enhanced powers to detain persons, to search premises, vehicles and persons without a warrant, to stop and question persons and to seize property. However, declaration of a state of emergency does not indicate the suspension of the rule of law or that any action taken is beyond or exempted from review. The State of Emergencies came to an end in January 2019.

Legislation

The law enforcement apparatus has been enhanced with the promulgation of critical pieces of legislation that will assist the police and prosecutors in their crime-fighting efforts. These include the following:

The Criminal Justice (Suppression of Criminal Organizations) Act

To improve effectiveness in dismantling organized criminal networks and provide clarity on which groups constitute a gang, the Joint Select Committee of Parliament is considering the Criminal Justice (Suppression of Criminal Organizations) Act. The act would provide protection for witnesses who supply information about gangs and their activities, the use of control orders for persons deemed to be gang members, and the creation and monitoring of a list of declared gangs and alleged members. The Ministry continues to monitor discussions with a view of informing the Cabinet, via a Submission, of the observations and recommendations made by the Joint Select Committee.

The Finger Prints (Amendment) Bill

The Cabinet submitted to amend the Finger Prints Act, which seeks to strengthen the forensic investigative powers and capacity of law enforcement agencies. One of the proposed amendments includes a provision to allow the taking of finger prints from objects left in public spaces. Consultations on the amendment are ongoing, but once finalized, approval will be sought from the Ministry of Finance and the Public Service and a subsequent Submission will be made to the Cabinet.

Firearms (Amendment) Act

A bill to amend the Firearms Act is currently being reviewed. The amendment is intended to address deficiencies that hinder relevant state agencies in the execution of their duties and to satisfy Jamaica’s international obligations, as well as to provide for the revision of the protocols supporting the current firearm review process.

The National Police Act

The National Police Act would represent a repeal and replacement of the Constabulary Force Act as the Ministry seeks to move forward with the modernization and transformation program of the JCF, which was accelerated in 2017/18. It is anticipated that a series of targeted consultations will be held on the draft bill and a change management consultant has been engaged to guide the process of transformation for the JCF.

The Proceeds of Crime Act

The main purpose of the amendments to the Proceeds of Crime Act (“POCA”) is to ensure compliance with the recommendations emanating from the Caribbean Financial Action Taskforce (CFATF) Mutual Evaluation of Jamaica conducted in 2016 as well as to update the Act for greater effectiveness. This bill was submitted by the Cabinet for approval of policy and drafting instruction.

Merger of Police Civilian Oversight Authority and Police Services Commission

A new act will facilitate the development of one oversight body that will be responsible for the monitoring and evaluation of the operations of the police. This will require amendments to the constitution that relate to the Police Service Commission, aimed at creating a modern, intelligence-led police service. This bill was submitted by the Cabinet for approval of policy and drafting instruction.

THE EXTERNAL ECONOMY

Balance of Payments

Jamaica’s balance of payments is dependent on international economic developments as well as domestic economic policies and programs. For 2018, the current account deficit deteriorated by US$77.9 million to US$463.5 million or 3% of GDP as compared to a deficit of US$385.6 million, or 2.6% of GDP in 2017. The deterioration in the current account balance for 2018 resulted from a decline in the income sub-account, which was partially offset by an increase in the goods and services sub-account. In particular, the decline in the income sub-account reflected higher investment income outflows, while the improvement in the goods balance was a result of higher exports, largely due to the significant increases in the exportation of alumina. The current account balance includes the trade balance (balance on the goods and services sub-accounts), income balance and current transfers balance.

For the purpose of this section, exports include free-zone exports and goods procured in ports, while imports include free-zone imports and goods procured in ports. Imports are recorded at their market value at the customs frontier of the economy from which they are exported.

In 2018, the goods balance improved by 0.3% or US$10.8 million to US$(3,542.8) million as compared to US$(3,553.6) million in 2017, primarily due to an increase in the earnings of exports, which was partly offset by an increase in value of imports. The value of imports (f.o.b. or free on board) rose by 10.9% or US$533 million to US$5,437.3 million, reflecting increases in food, crude materials, mineral fuel, machinery and transport equipment and chemicals imports of US$66 million, US$4.4 million, US$233.7 million, US$147.7 million and US$90.0 million, respectively. The impact of these increases on overall imports was partially offset by a decrease of US$15.7 million and US$12.4 million in the importation of miscellaneous commodities and animal and vegetable oil respectively. The value of merchandise exports rose by 40%, or US$543.8 million, to US$1,894.6 million, mainly due to an increase in earnings of crude materials of US$504.3 million, related to increased exports of bauxite/alumina for the year. The impact of this increase was partially offset by decreased earnings from the exports of manufactured goods, food, machinery and equipment and as well as miscellaneous manufactured goods of US$(5.0) million, US$10.6 million, US$12.5 million and US$ 5.5 million, respectively.

For 2018, the surplus on the services sub-account increased by 9.9% to US$1,315.3 million from US$1,196.8 million in 2017. The increase in the surplus on services was primarily the result of an improvement in the balance on travel.

The deficit on the income sub-account for 2018 was US$688.1 million, relative to the deficit of US$421.1 million for 2017, mainly a result of an increase in investment income outflows.

In 2018, net current transfers balance was US$2,452.1 million which represented an increase relative to US$2,392.3 million in 2017 and was primarily composed of remittances. Remittances for 2018 were US$2,345.8 million as compared to US$2,329.6 million in 2017.

The balance of payments results for 2018 were influenced by net capital inflows from official and private sources, which were insufficient to finance the current account deficit. Foreign Direct Investment (“FDI”) inflows decreased compared to 2017 but nevertheless continued to be an important source of long term financing for the current account for Jamaica. See “—Foreign Direct Investment.” As a result, there was a drawdown in the net international reserves for 2018 by US$202.9 million to US$3,005.4 million as at December 31, 2018.

The following table shows Jamaica’s balance of payments for the five years ended December 31, 2018:

Balance of Payments (f.o.b.)

	2014	2015	2016	2017(5)	2018(1)
	(in millions of US$)
Current Account	(1,114.4)	(430.1)	(103.0)	(385.6)	(463.5)
Goods Balance	(3,759.0)	(3,194.5)	(2,973.7)	(3,553.6)	(3,542.8)
Exports(2)	1,448.6	1,254.9	1,194.9	1,350.8	1,894.6
Imports(3)	5,207.6	4,449.4	4,168.4	4,904.3	5,437.3
Services Balance	707.5	898.0	1,051.2	1,196.8	1,315.3
Transportation	(696.0)	(573.2)	(571.5)	(618.7)	(680.9)
Travel	2,057.3	2,166.1	2,285.0	2,538.3	2,812.9
Other Services	(653.8)	(694.9)	(662.4)	(722.8)	(816.8)
Goods and Services Balance	(3,051.5)	(2,296.5)	(1,922.5)	(2,356.8)	(2,227.5)
Income	(298.4)	(440.0)	(570.0)	(421.1)	(688.1)
Compensation of Employees	63.9	80.9	79.2	88.1	95.6
Investment Income	(362.3)	(520.8)	(649.2)	(509.2)	(783.8)
Current Transfers	2,235.6	2,306.4	2,389.5	2,392.3	2,452.1
General Government	165.3	165.5	185.4	172.8	207.2
Other Sectors	2,070.2	2,140.9	2,204.1	2,219.5	2,244.9
Capital and Financial Account	727.9	1,157.4	1,128.2	2,461.8	3,178.4
Capital Account	(27.6)	1,430.0	(10.8)	(19.7)	(11.8)
Official	4.1	13.1	20.9	10.6	20.0
Private	(31.7)	1,416.9	(31.7)	(30.4)	(31.9)
Financial Account	755.5	(272.6)	1,138.9	2,481.5	3,190.2
Other Official Investment	821.8	(1,202.2)	(32.6)	35.8	(33.6)
Other Private Investments (including errors and omissions)	946.3	91.8	71.4	310.2	447.6
(Increase)/Decrease in reserves(4)	(953.3)	(435.9)	(282.4)	(488.9)	202.9

(1)	Preliminary.
(2)	Based on recommendations contained in the IMF’s Balance of Payments Manual, exported goods include free-zone exports and goods procured in ports.
(3)

Based on recommendations contained in the IMF’s Balance of Payments Manual, imported goods are recorded at their market value at the customs frontier of the economy from which they are exported and include free-zone imports and goods procured in ports.

(4)	Official Net International Reserves held by the Bank of Jamaica.
(5)	Revised.

Source: Bank of Jamaica.

Foreign Trade

Total merchandise trade (exports plus imports) between Jamaica and its foreign trade partners in 2018 increased by 16.1% to US$8,005.2 million as compared to US$6,897.2 million in 2017. The merchandise trade deficit increased by 1.8% in 2018, to approximately US$4,246.8 million, compared to US$4,169.8 million in 2017. The increase in the trade deficit in 2018 was primarily a result of higher imports of mineral fuels and related products, machinery and transport equipment, chemicals, manufactured goods and food. The value of exports in 2018 increased by 37.8% to US$1,879.2 million due primarily to higher earnings from crude materials, mineral fuels and chemicals. Please note that these import values are values presented under “c.i.f.” standards, which include cost, insurance and freight costs and exports are presented at “f.o.b.” standards.

The following table shows the performance of merchandise trade for the five years ended December 31, 2018:

Merchandise Trade (c.i.f)

	Imports(1)	% Change	Exports(2)	% Change	Balance	% Change
	(in millions of US$, except percentages)
2014	5,847.3	(4.6)	1,448.5	(8.3)	(4,398.8)	3.3
2015	5,033.5	(13.9)	1,254.8	(13.4)	(3,778.8)	14.1
2016(3)	4,621.9	(8.2)	1,188.2	(5.3)	(3,433.7)	(9.1)
2017(3)	5,533.5	19.7	1,363.7	14.8	(4,169.8)	21.4
2018	6,126.0	10.7	1,879.2	37.8	4,246.8	1.8

(1)	Merchandise imports are cost, insurance and freight values, which differ in presentation from the import values presented in the balance of payments.
(2)	Exports as listed in this table include free-zone exports and exclude goods procured in ports.
(3)	Revised.

Source: Statistical Institute of Jamaica.

Exports

Total exports, including the Jamaica Free Zone, in 2018, increased by 37.8% to US$1,879.2 million, compared to US$1,363.7 million earned in 2017, primarily due to increases in exports of crude materials (excluding fuels) and mineral fuels.

Traditional exports, including the Jamaica Free Zone, increased by 65.8% in 2018 to US$1,223.9 million from US$738.1 million in 2017, primarily due to increased earnings from alumina, bauxite and rum. Alumina exports totaled approximately US$1,041.8 million in 2018 compared to US$570.3 million in 2017, an increase of 82.7%. Bauxite exports, which are primarily exported to the United States, grew to US$100.1 million in 2018, compared to US$83.8 million in 2017. Manufacturing increased in 2018 by 5.1% to US$63.5 million compared to US$60.4 million in 2017, primarily due to higher earnings from rum. The value of rum exported in 2018 increased by 11.2% to US$45.7 million from US$41.1 million in 2017. Sugar exports, decreased by 4.3% to US$13.7 million from US$14.4 million in 2017. Agriculture decreased by 21.2% to US$18.6 million, from US$23.6 million in 2017, due mainly to lower receipts from coffee, which was valued at US$14.6 million, a 24.7% decrease when compared to 2017.

Non-traditional exports, including the Jamaica Free Zone, increased by 8.2% to US$599.6 million in 2018 from US$554.2 million in 2017, primarily due to increased earnings from, ‘other’ non-traditional exports. Receipts from mineral fuels and related products increased to US$279.0 million in 2018, as compared to US$233.3 million in 2017, primarily due to higher exports of turbojet A1 fuel. Exports of non-traditional food in 2018 decreased by 2.0% to approximately US$177.6 million, as compared to US$181.2 million in 2017 due primarily to lower exports of fish, crustaceans and molluscs and animal feed.

The following table shows Jamaica’s exports by sector for the five years ended December 31, 2018:

Exports

	2014	2015	2016(1)	2017(1)	2018
	(in millions of US$)
Traditional Exports
Agriculture
Banana	0.2	0.3	0.4	0.5	0.6
Citrus	1.7	1.4	1.8	1.2	1.1
Coffee	13.5	23.0	27.6	19.4	14.6
Cocoa	1.0	0.5	0.9	0.4	0.5
Pimento	2.3	2.4	2.5	2.1	1.8

Total	18.7	27.6	33.2	23.6	18.6
Mining and Quarrying
Bauxite	131.2	123.2	91.9	83.8	100.1
Alumina	529.4	518.6	444.0	570.3	1,041.7
Gypsum	0.0	0.0	0.0	0.0	0.0

Total	660.7	641.8	535.8	654.1	1,141.8
Manufacturing
Sugar	55.8	53.9	14.2	14.4	13.7
Rum	44.9	38.1	39.6	41.1	45.7
Citrus Products	0.2	0.2	0.2	0.1	0.1
Coffee Products	2.8	2.8	2.6	4.1	3.5
Cocoa Products	1.0	0.6	0.5	0.7	0.5

Total	104.7	95.7	57.2	60.4	63.5

Total Traditional Exports	784.1	765.0	626.1	738.1	1,223.9

Non-Traditional Exports
Food and Beverage
Pumpkins	0.5	0.4	0.2	0.3	0.2
Dasheens	1.4	1.0	1.4	1.5	1.9
Sweet Potatoes	2.6	2.7	3.1	3.3	3.2
Yams	22.1	21.7	25.8	29.5	29.5
Papayas	3.8	4.2	4.4	4.4	3.8
Ackee	11.9	14.9	21.1	15.9	15.7
Other Fruits and Fruit Preparations .	5.6	4.3	5.9	6.1	6.9
Meat and Meat Preparations	4.7	5.1	6.8	7.6	7.5
Dairy Products and Birds’ Eggs	5.9	6.5	7.8	7.8	8.2
Fish, Crustaceans and Mollusks	12.4	11.2	11.7	12.9	9.3
Other Food Exports	75.6	65.4	81.5	92.0	91.4
Beverages and Tobacco (excluding rum)	35.3	29.3	49.2	70.1	66.2

Total	181.8	166.7	218.9	251.3	243.8
Inedible Materials
Limestone	2.9	3.3	3.5	3.9	3.8
Waste and Scrap	33.8	12.3	11.4	14.9	15.0
Other	2.7	4.6	5.2	5.6	5.1

Total	39.4	20.1	20.1	24.5	23.9
Mineral Fuels and related products	301.4	194.3	172.7	233.3	279.0
Ethanol	0.1	0.0	0.0	0.0	0.0
Apparel	1.4	0.9	1.7	2.0	1.6
Furniture	0.5	1.1	0.8	0.7	0.6
Other Exports	71.4	53.2	50.5	42.5	50.6

Total	374.8	249.5	225.7	278.5	331.8

Total Non-Traditional Exports	596.0	436.3	464.7	554.2	599.6

Re-Exports	68.4	53.5	97.4	71.3	55.7

Total Exports	1,448.5	1,254.8	1,188.2	1,363.7	1,879.2

(1)	Revised.

Source: Statistical Institute of Jamaica.

In the past, the Jamaican sugar and banana industries and, less significantly, traditional rum and rice suppliers, enjoyed preferential trade arrangements with respect to exports to the EU pursuant to the CPA. The EPA, which replaces the trade provisions of the CPA, was signed in October 2008. This free trade agreement provides for duty-free, quota-free access to the EU market for most goods, as at January 1, 2009. The EPA is currently being applied provisionally, and Jamaica is in the process of implementing this agreement. This agreement has a strong development component. Under the 10th European Development Fund’s Caribbean Regional Indicative Programme, approximately €72.0 million were allocated to CARIFORUM States for the EPA Implementation. At the national level, Jamaica is in the process of implementing two projects in respect of the EPA.

The EPA Capacity Building Project (“EPA I”), which was signed on May 4, 2012 in the amount of €2.25 million, is designed to enhance Jamaica’s competitiveness goals as outlined in the National Export Strategy and Vision 2030 Jamaica – National Development Plan. The accreditation of official testing laboratories, which is one aspect of the project, will mostly address ISO 17025 standards since this is the internationally recognized standard under the provisions of the WTO Agreement on Technical Barriers to Trade. Capacity building interventions are being undertaken in food-related laboratories which provide support to the export industry. The project aims to promote export competitiveness and food security.

The EPA Capacity Building Project (“EPA II”) was formulated through sector wide needs assessment/consultation with business support organizations and public sector food laboratories from November 2012 to February 2013. It is designed to enhance the supply-side micro and medium to small-sized enterprises and to continue capacity building within public sector laboratories and support accreditation agencies, aligning them with the strategic priorities of the Government of Jamaica. The expectation is that through these interventions, Jamaica’s agricultural health and food quality systems will attain a level of compliance which enhances food security and international competitiveness. Approximately €5.0 million was allocated for the EPA II to build on the initiatives undertaken under the EPA I. EPA II will expand its main focus to include addressing upstream problems from the supply side, broadening the EU action in creating a sustainable and enabling environment for increased market presence of Jamaican exports.

The EPA is reciprocal and asymmetrical in nature, and covers trade in traditional export products, such as sugar, bananas, rum and rice, which will ultimately enter the EU duty-free and quota-free. The EU’s preferential system for bananas ended on January 1, 2006, and the sugar regime that existed under the CPA ended on September 30, 2009. As at October 1, 2009, ACP sugar exporters have duty-free, quota-free access to the EU market under a managed system lasting until 2015. Thereafter, sugar will enter the EU market duty-free and quota-free under the EPA. See “Jamaica—International Relationships—The CARIFORUM-EU Economic Partnership Agreement.”

The Jamaican banana industry contributed minimally to the export earnings for the years 2013, 2014, 2015, 2016, 2017 and 2018. This was due to the exit of the major exporter from the market, as a result of devastating hurricanes in recent years. Jamaica has already commenced initiatives designed to improve the competitiveness of Jamaican bananas. See “The Jamaican Economy—Principal Sectors of the Economy—Agriculture, Forestry and Fishing.”

Imports

Merchandise imports increased by 10.7% in 2018 to US$6,126.0 million from US$5,533.5 million in 2017. This increase in the value of imports was due in part to higher spending on mineral fuels and related products, machinery and transport equipment, chemicals, manufactured goods and food. Mineral fuels and related products imports increased in 2018 by 17.2% to US$1,606.6 million compared to US$1,370.6 million in 2017 due to higher imports of crude oil, bunker c grade fuel oil and partly refined petroleum. Imports of machinery and transport equipment increased by 11.8% to US$1,410.3 million from US$1,261.5 million in 2017, due mainly to higher imports of power-generating machinery, other transport equipment and general industrial machinery and equipment. Chemicals grew by 13.5% to US$754.0 million from US$664.5 million in 2017 due primarily to higher imports of inorganic chemicals (primarily caustic soda), fertilizers and plastics in primary forms. In 2018, expenditure on manufactured goods grew by 10.8% to US$742.6 million primarily due to increased importation of iron and steel, manufactures of metals and cork and wood manufactures (excluding furniture). For the purposes of this discussion, imports include cost, insurance and freight values and include free-zone imports and exclude goods procured in ports.

The following table shows Jamaica’s imports for the five years ended December 31, 2018:

Imports (c.i.f.)(1)

	2014	2015	2016(2)	2017(2)	2018
	(in millions of US$)
Mineral Fuels and related products	1,971.9	1,177.0	943.2	1,370.6	1,606.6
Machinery	964.2	1,026.7	1,092.8	1,261.5	1,410.3
Food	919.3	843.5	848.8	836.5	902.4
Beverages and Tobacco	73.4	71.1	59.2	68.6	67.1
Crude Materials (excl. Fuels)	63.9	56.5	60.2	70.5	74.9
Animal and Vegetable Oils and Fats	35.4	32.4	18.0	47.1	34.7
Chemicals	601.7	577.8	557.1	664.5	754.0
Manufactured Goods	611.5	647.1	576.6	670.5	742.6
Miscellaneous Manufactured Articles	490.7	478.6	446.2	523.5	528.7
Other	115.2	122.7	19.8	20.2	4.8

Total Imports	5,847.3	5,033.5	4,621.9	5,533.5	6,126.0

(1)	Merchandise imports are c.i.f. values which differ in presentation from import values presented in the balance of payments.
(2)	Revised.

Source: Statistical Institute of Jamaica.

Trading Partners

The major trading partners for Jamaica’s exports in 2018 were the United States of America, Norway, Canada, the Netherlands, Iceland and the Russian Federation. Alumina was the major commodity exported to the European countries. The main trading partners for imports in 2018 were the United States of America, China, Colombia, Trinidad and Tobago, Japan and Mexico. Mineral fuels was the major commodity group imported from Colombia and Mexico in 2018. The following tables show the direction of trade for the five years ended December 31, 2018:

Exports (f.o.b.) by Destination

	2014	2015	2016	2017(1)	2018
	(in millions of US$)
NAFTA	791.0	643.9	636.3	683.2	792.7
of which USA	568.7	466.5	487.9	535.1	582.4
of which Canada	221.6	174.8	144.6	138.2	208.1
European Union	274.8	204.4	205.9	259.5	307.5
of which UK	74.2	80.2	49.8	51.3	47.2
CARICOM	90.1	63.1	89.8	80.0	79.1
Japan	9.2	15.0	19.8	12.3	9.3
Other countries	283.4	328.4	236.4	328.7	690.6

Total	1,448.5	1,254.8	1,188.2	1,363.7	1,879.2

(1)	Revised.

Source: Statistical Institute of Jamaica.

Imports (c.i.f.) by Origin(1)

	2014	2015	2016	2017(2)	2018
	(in millions of US$)
NAFTA	2,545.3	2,108.5	2,138.1	2,739.0	3,009.3
of which USA	2,245.8	1,883.7	1,855.9	2,429.6	2,719.3
of which Canada	105.7	94.4	87.1	97.2	127.2
European Union	427.3	430.9	434.8	453.2	556.0
of which UK	62.5	68.2	66.8	62.9	80.6
CARICOM	762.9	597.6	479.8	422.0	476.0
Japan	156.3	177.8	213.4	268.1	255.7
Other countries	1,955.5	1,718.7	1,355.8	1,651.2	1,829.0

Total	5,847.3	5,033.5	4,621.9	5,533.5	6,126.0

(1)	Merchandise imports are c.i.f. values which differ in presentation from import values presented in the balance of payments.
(2)	Revised.

Source: Statistical Institute of Jamaica.

Foreign Direct Investment

FDI inflows peaked in 2008 at US$1,436.6 million, or 10.9% of GDP, before decreasing by 62.3% in 2009 as a result of the global economic recession. In 2011, FDI reached a low of US$218.2 million. Since 2012, FDI inflows have increased steadily to US$928 million (or 6.6% of GDP) in 2016, followed by a decrease of US$40.0 million to US$888.8 million (or 5.9% of GDP) in 2017, according to the provisional numbers. In 2018, there was a decrease of US$114.2 million to US$774.6 million. This decrease was primarily due to lower investment flows for infrastructure by US$142.2 million, as well as lower flows for tourism of US$73.1 million. Partially offset by increases of US$183.1 million and US$63.0 million in inflows from the mining industry and the agricultural/manufacturing industries, respectively.

Annual FDI Flows to Jamaica by Region: 2009 to 2019

Quarterly FDI Flows to Jamaica by Region: 2013 Q4 to 2018 Q4

Source: Bank of Jamaica

Portfolio Investments

For 2018, portfolio investments recorded a net borrowing balance of US$(397.9) million relative to a net borrowing balance of US$ (1,436.2) million for 2017. The net borrowing balance for 2018 largely arose from an increase in portfolio investment liabilities (inflows) of US$ 56.1 million, which was aided by a net acquisitions of portfolio investment assets amounting to US$ (341.8) million. The net increase in portfolio liabilities (inflows) for 2018 was mainly attributable to foreign investors’ increasing their holdings of the Government of Jamaica securities as residents marginally reduced their holdings of these securities on the secondary market. The results for 2017 largely emanated from an increase in inflows of US$1,578.1 million (US$1,326.8 million of which were bonds and US$251.27 million of which were equity) which were coupled with an increase in portfolio assets (outflows) of US$141.87 million in this period. The net increase of portfolio liabilities (inflows) was largely a result of Jamaican residents reducing their holdings of Government of Jamaica global securities.

Portfolio Investments

	2017(1)	2018
A. Net Acquisition of Portfolio Assets (inflows)/outflows	141.9	(341.8)
Equity	49.9	(118.6)
Bonds	92.0	(223.2)
B. Net Incurrence of Portfolio Liabilities inflows/(outflows)	1,578.1	56.1
Equity	251.3	80.9
Bonds	1,326.8	(124.9)
C. Net Portfolio Investments Balance [A minus B] (inflows)/outflows	(1436.2)	(397.9)

(1)	Revised.

International Reserves

Net international reserves of the Bank of Jamaica decreased to US$3,005.41 million as at December 31, 2018, from US$3,208.29 million as at December 31, 2017. Gross international reserves as at December 31, 2018 were US$3,532.0 million, or approximately 19.5 weeks of goods and services imports.

As of March 31, 2019, net international reserves of the Bank of Jamaica were US$3,084.8 million, with gross international reserves at US$3,605.18 million or approximately 20.5 weeks of goods and services imports.

The following table shows the Bank of Jamaica’s international reserves for the period December 31, 2014 to December 31, 2018 and also to March 31, 2019.

International Reserves

	December 31, 2014	December 31, 2015	December 31, 2016	December 31, 2017	December 31, 2018	March 31, 2019
	(in millions of US$)
Supplementary Fund	463.2	479.4	346.5	348.2	468.6	677.7
Special Drawing Rights	269.2	250.4	270.6	271.9	246.3	241.7
Other Reserves	1,740.6	2,184.0	2,674.3	3,161.1	2,817.1	2,685.8
Gross International Reserves	2,473.0	2,913.8	3,291.5	3,781.2	3,532.0	3,605.2
Total Foreign Liabilities	471.9	476.8	572.1	572.9	526.6	520.3
Net International Reserves	2,001.1	2,437.0	2,719.4	3,208.3	3,005.4	3,084.8
Gross Reserves in Weeks of Merchandise Imports	25.5	35.5	40.1	36.9	32.8	35.5
Gross Reserves in Weeks of Goods and Services Imports	17.7	22.5	24.5	25.2	19.5	20.5

Source: Bank of Jamaica.

Exchange Rates

As part of its economic liberalization program, Jamaica began gradually dismantling exchange controls in 1990 and formally abolished all remaining exchange controls with the repeal in 1992 of the Exchange Control Act. The movement of foreign exchange into and out of Jamaica is unrestricted. All Jamaican residents are permitted to hold, invest and borrow in foreign currency. Non-residents are also permitted to invest and borrow in both local and foreign currency in Jamaica. However, only an authorized dealer may carry on the business of trading in foreign currency or foreign currency instruments. In addition, an authorized dealer must be party to any transaction involving the buying or selling of foreign currency or foreign currency instruments in return for Jamaica dollars and the lending or borrowing of foreign currency. Cambios and bureaux de change are authorized specifically to buy and sell foreign currency.

Since the repeal of the Exchange Control Act in 1992, the exchange rate has been determined by market conditions and Jamaica has not set any trading band or target.

Resulting from the modernization of Jamaica’s foreign exchange market and increased two-way movement of the currency, in June 2018, Jamaica’s exchange rate arrangement was reclassified by the International Monetary Fund (IMF) to ‘floating’, retroactively from September 2017, from a ‘stabilized arrangement’. The floating exchange rate regime corresponds to a lower minimum reserve adequacy requirement based on the IMF’s Assessing Reserve Adequacy (ARA) metric. This development resulted in a significant improvement in the country’s reserve adequacy.

During 2018, the Jamaica dollar gradually depreciated against the US dollar, with the JA/US dollar exchange rate falling from J$125.0 per US$1.00 at December 31, 2017 to J$127.72 per US$1.00 at December 31, 2018, a depreciation of 2.18%. This was the result of increased end-user demand for both portfolio and real sector purposes.

In 2018, total purchases in US dollars reported by authorized foreign currency traders decreased to US$10,071.5 million from US$10,154.8 million in 2017. In 2018, total sales increased to US$10,306.8 million from US$8,872.4 million in 2017. During 2018, the Bank of Jamaica’s intervention in the market resulted in net foreign currency sale of US$80.8 million via the trading room relative to net foreign currency sale of US$582.9 million via the trading room in 2017.

The official exchange rate as at March 31, 2019 was J$126.47 per US$1.00, representing an annual depreciation of 0.38% relative to the annual depreciation of 2.18% as at December 31, 2018.

The Federal Reserve Bank of New York does not report a noon buying rate for the JA dollar. The official exchange rate published by the Bank of Jamaica for US dollars on March 31, 2019 was J$126.47 per US$1.00. See “Exchange Rates.”

PUBLIC FINANCE

The Central Government Budget

The Government of Jamaica includes all ministries, departments and agencies whose activities form part of the budgetary operation of the central administration. The operations of Central Government and state-owned enterprises are now referred to as the overall public sector.

Jamaica’s fiscal year runs from April 1 of each year to March 31 of the following year. Pursuant to the Constitution and the FRF, the Minister of Finance and the Public Service has the responsibility of preparing estimates of revenue and expenditure and submitting those estimates to Parliament for approval before the beginning of the fiscal year to which they relate. In addition, the Minister of Finance must present a Fiscal Policy Paper, detailing multi-year budgets and targets and the fiscal strategy being pursued to achieve these targets. The Ministry of Finance and the Public Service, in conjunction with other ministries, departments, and agencies, prepares multi-year draft budgets, which must be approved by the Cabinet prior to its submission to Parliament. Under the aegis of the enhanced fiscal rules which were legislated in March 2014, Parliament is required to approve the budget prior to the start of the fiscal year to which the budget relates—that is, no later than March 31.

The budget distinguishes between recurrent and capital expenditure. Recurrent expenditure refers to operating expenditure of the Central Government, while capital expenditure refers to the Central Government’s planned investment for the fiscal year. The major criteria used in determining allocation levels for recurrent expenditure are expenditure ceilings based on Jamaica’s economic policy, Jamaica’s priorities for the fiscal year, and commitments arising from the continuation of programs, projects and policies previously authorized by the Cabinet. Such commitments include interest on public debt, a statutory obligation that is paid first, as well as salaries, rent and public utilities. The major criteria used in deciding allocation levels for capital expenditure are current year projections for public investment, multilateral/bilateral programs and the implementation status of projects.

Jamaica has made significant progress in reducing its public debt-to-GDP ratio in recent years, but it still remains relatively high. This indebtedness has impacted the ability of the Government to increase its spending in critical areas such as national security, education, healthcare, and infrastructure. Spending in these sectors is often supplemented through bilateral/multilateral (project) funding flows. Fiscal space has been limited, as payments to service the debt take precedence over expenditure for other policies and programs. Nevertheless, the Government remains committed to prioritizing the social protection program, in an effort to minimize any potentially adverse impact on the most vulnerable within the population. The allocations from revenues to education, healthcare, and national security have been mainly to cover the operating costs of these ministries/sectors, while the bilateral and multilateral (project) funding are utilized to supplement the capital budgets of these ministries. These funds are used to build and maintain schools, maintain hospital equipment and buildings in the health sector, and make infrastructural improvements. As part of the fiscal consolidation program, each year, the NHT transfers J$11.4 billion to the Central Government, under its financial distributions policy. The NHT support is set to expire by March 31, 2021. The proceeds from the NHT form part of the overall financial distributions that come from public bodies. These proceeds are paid quarterly and are recorded under Non-Tax Revenue.

The following table shows Jamaica’s fiscal results for FY 2015/16 through FY 2018/19 and projections for FY 2019/20:

Government Revenue and Expenditure

In millions of J$

	2015/16(8)	2016/17(8)	2017/18(8)		2018/19(8)		2019/20(9)
Revenue and Grants	455,835.8	499,879.9	560,773.6		628,985.2		634,373.0
Tax Revenue	411,854.0	458,323.4	496,894.6		542,919.4		565,878.3
Income and Profits	130,759.6	136,024.6	131,111.4		143,519.1		158,263.7
Production and Consumption	133,792.2	148,313.9	175,895.2		191,452.7		188,574.0
Of which GCT (local)	72,745.0	78,174.7	90,817.0		100,695.0		105,533.9
International Trade	147,302.1	173,984.9	189,888.0		207,947.6		219,040.6
Non-Tax Revenue(1)	35,748.6	33,754.1	53,249.9		72,850.5		59,608.5
Bauxite Levy	2,116.9	1,940.9	127.5		136.5		130.9
Capital Revenue(2)	652.7	568.6	4,887.1		2,531.7		3,119.8
Grants	5,463.6	5,292.8	5,614.4		10,547.0		5,635.5
Expenditure	460,719.4	503,356.0	552,050.1	(10.1)	604,597.5	(10.2)	629,396.3
Recurrent Expenditure(3)	427,972.1	461,400.8	505,244.0		538,393.2		557,285.7
Programmes	133,505.2	142,976.4	176,779.5		209,079.7		210,717.5
Compensation(4)		179,068.1	193,283.5		200,125.3		210,442.8
Of which Wages and Salaries	168,787.4	166,484.7	178,366.3		183,505.5		193,958.3
of which Back pay(5)	5,272.3	3,587.6	3,308.7		n.a.		n.a.
Of which Employer’s Contribution		12,583.4	14,917.2		16,619.8		16,484.5
Interest	125,679.7	139,356.2	135,181.0		129,188.1		136,125.4
Domestic	71,391.3	63,544.0	63,783.5		51,026.0		49,450.7
Foreign	54,288.4	75,812.2	71,397.5		78,162.1		86,674.7
Capital Expenditure(6)	32,747.4	41,955.3	46,806.1		66,204.3		72,110.6
Fiscal Surplus (Deficit)	(4,883.9)	(3,476.1)	8,723.4		24,387.7		4,976.7
Loan Receipts	298,600.6	89,826.8	207,133.0		114,180.1		102,736.4
External	269,596.1	34,282.8	134,238.8		37,626.9		56,482.1
Domestic	29,004.5	55,544.1	72,894.2		76,553.2		46,254.3
Amortization	342,725.9	75,389.7	232,289.9		132,990.1		138,321.4
External	265,007.1	45,679.9	63,662.3		52,982.0		61,495.2
Domestic	77,718.8	29,709.8	168,627.6		80,008.1		76,826.2
Primary Surplus (Deficit)	120,795.9	135,880.1	143,904.4	(11.1)	153,575.8	(11.2)	141,102.1
Overall Surplus (Deficit)	(42,938.0)	25,565.7	(19,294.1)		(1,567.1)		(-47,668.3)
GDP(7)	1,688,399.7	1,788,818.4	1,930,416.6		2,092,101.4		2,156,203.8

(1)	Non-tax revenue includes user fees, dividends from government owned entities and interest revenue.
(2)	Capital revenue includes royalties and loan repayments.
(3)	Recurrent expenditure refers to the Government’s day-to-day operational expenses.
(4)

Based on adoption of a Revised Chart of Accounts beginning with the FY 2016/17 Budget, consistent with the IMF’s Government Finance Statistics, the fiscal accounts now show a category called Compensation of Employees broken out into (a) wages and salaries paid to employees and (b) contributions made by the Government toward statutory deductions and health insurance.

(5)

Back pay represents payments, in any given year, of wages/salaries and allowances due for previous fiscal years. There is no back pay programmed for FY 2018/19 and FY 2019/20; all arrears were cleared as at March 31, 2018.

(6)	Capital expenditure refers to Jamaica’s investment for the fiscal year.
(7)

GDP is calculated on a calendar year basis. Therefore, the number presented represents an estimate of GDP for the fiscal year, based on the outturn for the first three quarters of the fiscal year and BOJ’s forecast of GDP for the fourth quarter. The gross domestic product series was revised in 2003 and subsequently revised again in 2008. This revision was made in order to capture the changing structure of industries in the manufacturing, financial and insurance services, business services and the miscellaneous services sectors. In addition the base year has been changed from 1986 to 1996.

(8)	Revised.
(9)	The figures provided in this column represent the 2019/20 Budget.
(10.1)	This figure of J$552,052.2 million excludes BPO capital expenditure of J$1,627.3 million. With BPO inclusion, the total expenditure would be J$553,677.5 million.
(10.2)	This figure of J$604,597.5 million excludes BPO capital expenditure of J$1,649.6 million. With BPO inclusion, the total expenditure would be J$606,247.1 million.
(11.1)	This figure of J$143,904.4 million is higher because of the inclusion of BPO capital expenditure. Without the BPO inclusion, the primary surplus would be J$142,277.1 million.
(11.2)	This figure of J$153,575.8 million is higher because of the inclusion of BPO capital expenditure. Without the BPO inclusion, the primary surplus would be J$151,926.2 million.

Source: Ministry of Finance and the Public Service and the Planning Institute of Jamaica.

Revenue and Expenditure for FY 2018/19

Jamaica posted a fiscal surplus in FY 2018/19 of J$24.4 billion or an estimated 1.2% of GDP. This followed a fiscal surplus in FY 2017/18 of J$8.7 billion or 0.5% of GDP, and a fiscal deficit in FY 2016/17 of J$3.5 billion or 0.2% of GDP. The improved fiscal position since FY 2016/17 is primarily due to greater revenue and grants inflows compared to the increases in expenditure for successive fiscal years, largely influenced by increased tax revenue. The 1.2% of GDP fiscal surplus recorded in FY 2018/19 was 1.0% better than the originally targeted surplus of 0.2%. This performance was mainly due to higher than budgeted total revenue and grants which more than offset the higher than projected total expenditure. Revenues and grants exceeded the original target by J$38.4 billion or 6.5% and exceeded the revised target by J$1.4 billion or 0.2%, while expenditure was J$18.1 billion or 3.1% above original budget but J$13.3 billion or 2.2% below the revised budget. The House of Representatives approved revisions to the original budget to allow for increased spending, facilitated by higher than projected revenue inflows. Jamaica has maintained relatively high primary surpluses over the last five years. The fiscal operations recorded primary surpluses of an estimated 7.5% of GDP in FY 2018/19, 7.5% of GDP in FY 2017/18, 7.6% of GDP in FY 2016/17 and 7.2% of GDP in FY 2015/16. The primary surplus for FY 2018/19 amounted to J$153.6 billion, compared to the original target of J$141.1 billion and the revised target of J$145.8 billion.

Overall, revenue and grants were J$38.4 billion, or 6.5% above the original target for FY 2018/19 and J$1.4 billion or 0.2% above the revised budget. This compares to J$7.2 billion, or 1.3% above target for FY 2017/18. The operations of the overall public sector generated an estimated surplus of approximately 0.8% of GDP in FY 2018/19, 1.0% of GDP in FY 2017/18, 0.9% of GDP in FY 2016/17, and 1.7% of GDP in FY 2015/16. The budgeted overall public sector surplus for FY 2019/20 is 0.1% of GDP.

Revenue and Grants

Total revenue and grants for the Central Government for FY 2018/19 were J$629.0 billion, or an estimated 30.9% of GDP. This represents an increase of J$68.2 billion or 12.2% over total revenue and grants collected in FY 2017/18. Collections in FY 2018/19 were J$38.4 billion or 6.5% above the originally budgeted levels, and $J1.4 billion or 0.2% above the revised budget. Tax revenues of J$542.9 billion accounted primarily for the increase of revenue and grants, exceeding the original budget by J$24.5 billion or 4.7%, and less than the revised budget by approximately J$1.6 billion or 0.3%. Tax revenue for FY 2018/19 increased by 9.3% when compared to FY 2017/18. Non-Tax Revenue, Grants and Bauxite Levy over-performed relative to the original and revised budget. Non-Tax Revenue of J$72.9 billion for FY 2018/19 was J$12.0 billion or 19.7% above the original budget, and approximately J$1.6 billion or 2.3% above the revised budget, and reflected an increase of 36.8% when compared to FY 2017/18. The grants received in FY 2018/19 totaled J$10.5 billion, 16.4% above the original budget, and 27.9% above the revised budget.

Expenditure

Total expenditure (excluding amortization) for FY 2018/19 was J$604.6 billion, or an estimated 29.4% of GDP. This represented a 9.5% increase over FY 2017/18 and was J$18.1 billion or 3.1% over the original budget, but J$13.3 billion or 2.2% below the revised budget. Recurrent expenditure totaled J$538.4 billion in FY 2018/19, representing 89.0% of total expenditure, with capital expenditure representing 11.0% of total expenditure. Recurrent expenditure was J$11.7 billion or 2.2% higher than originally budgeted, mainly as a result of higher than targeted spending on programs, but J$10.7 billion or 2.0% below the revised budget.

The largest component of recurrent expenditure was wages and salaries, which represented 30.4% of total expenditure (less amortization) in FY 2018/19 compared to 32.3% of total expenditure in FY 2017/18. Interest costs represented 21.4% of total expenditure in FY 2018/19, 24.5% of total expenditure in FY 2017/18 and 27.7% of total expenditure in FY 2016/17. Interest expenditure consumed 20.5% of total revenue and grants in FY 2018/19, compared to 24.1% in FY 2017/18 and 27.9% in FY 2016/17. Interest costs as a percentage of total revenues have averaged 24.2% over the last three years.

Expenditure on compensation of employees in FY 2018/19 increased to J$200.1 billion, or by 3.5%, compared to J$193.3 billion in FY 2017/18, due primarily to payment of new salary rates to public sector workers who reached a late settlement for the new wage contract period which commenced April 2017, in addition to the payment of arrears for previous outstanding settlements to certain government employees.

Interest costs of J$129.2 billion were J$7.8 billion below the original budget and J$7.0 billion below the revised budget, and included domestic interest costs of J$51.0 billion and foreign interest costs of J$78.2 billion. Domestic interest costs were J$9.9 billion or 16.3% below the original budget and J$3.8 billion or 6.9% below the revised budget. Foreign interest costs were J$2.2 billion or 2.9% above the original budget and J$3.2 billion or 3.9% below the revised budget.

The decline in interest costs has contributed to an improvement in the fiscal balance and the containment of the rate of growth of the public debt stock. In FY 2018/19, interest payments amounted to an estimated 6.4% of GDP, which represents a decrease relative to FY 2017/18, when interest payments accounted for 7.0% of GDP.

FY 2019/20 Budget

The Government’s target for FY 2019/20 is a primary surplus of 6.5% of GDP, equivalent to J$141.1 billion, and a fiscal surplus of 0.2% of GDP, equivalent to J$5.0 billion. Revenue and grant inflows are projected at J$634.4 billion with expenditure at J$629.4 billion.

The FY 2019/20 budget remains consistent with Jamaica’s overall economic program, which seeks to promote sustainable economic growth and fiscal and debt sustainability while protecting the most vulnerable social groups.

Revenue and Grants

The revenue and grants projection for FY 2019/20 represents 29.4% of the projected GDP, a decrease of 1.5 of a percentage point below the estimated 30.9% in FY 2018/19. Tax revenue of J$565.9 billion is estimated to account for 89.2% of total revenue and grants, 2.9 percentage points higher than in FY 2018/19.

Tax revenue is budgeted to increase by 4.2% or J$23.0 billion, over collections in FY 2018/19, due mainly to the programmed increase in nominal income and increased efforts to improve tax payer compliance.

Grant receipts are budgeted to decrease by J$4.9 billion, or 46.6% below FY 2018/19 collections, due partly to lower budget support flows from the European Union.

Expenditure

Expenditure (less amortization) is budgeted to increase by 4.1% over FY 2018/19 due to higher recurrent and capital expenditure. The FY 2019/20 expenditure budget is projected to be J$629.4 billion, comprised of J$557.3 billion for recurrent expenditure and J$72.1 billion for spending on capital projects. Of the recurrent budget, J$210.7 billion is allocated to recurrent programmes, J$210.4 billion is allocated to Compensation of Employees comprised of J$194.0billion and J$16.5 billion for wages and salaries and employers contribution, respectively and J$136.1 billion is allocated to interest payments. The expenditure on wages and salaries is budgeted to increase by 5.7% in FY 2019/20. This increase is due primarily to projected increase in wages and salaries to public sector employees.

In the medium-term, the Government is targeting a primary surplus of 6.5% of GDP. The contribution of expenditure towards the achievement of these targets is embodied in the FY 2019/20 expenditure profile, with total expenditure of J$803.2 billion. This is comprised of expenditure of J$629.4 billion, debt amortization payments of J$138.3 billion and other outflows of J$35.5 billion. Debt-servicing is projected to be approximately J$274.4 billion and accounts for the largest portion of the overall budget at 34.2%, followed by education services at J$110.7 billion or 13.8%, national security services at J$92.7 billion or 11.5%, and health services at J$73.4 billion or 9.1%. The projected debt service for FY 2019/20 shows an increase of J$12.3 billion, or 0.3 percentage point in the share of the overall expenditure, net of appropriations-in-aid, when compared to the FY 2018/19 outturn of J$262.2 billion, or 33.9% of overall expenditure.

The Government’s borrowing requirement for FY 2019/20 amounts to J$104.8 billion. This amount is required to cover amortization payments of J$138.3 billion and other outflows of J$35.5 billion. Given the projected fiscal surplus of J$5.0 billion, loan receipts of J$102.8 billion and other inflows of J$18.5 billion, there is an overall deficit of J$47.7 billion.

Wage Developments

During the latter part of FY 2018/19, the Government completed wage negotiations with majority of the unions representing public sector workers, in relation to the wage contract period which commenced April 2018. In light of agreed increases in wages and salaries for FY 2019/20, provisions have been made in the budget to meet the projected increases. For FY 2019/20, the wage bill, as a percentage of GDP, is projected to be 8.9%. Based on the GDP forecast, the wage bill for FY 2018/19 is estimated to have achieved the programmed 9.0% of GDP wage target. The timeline for the target was revised from March 31, 2016 to March 31, 2019.

Taxes and Tax Reform

History

Since independence, the Jamaican tax system has been dependent on a multiplicity of indirect taxes, including on international trade, and an income tax system with different marginal tax rates and several deductible allowances. Jamaica has engaged in major tax reform in the mid-1980s as well as the 1990s. In 2004, a comprehensive study of Jamaica’s tax system by a university found that the system, while it had a sound basic structure, had major problems. Since 2004, the Government has sought to address some of the issues identified in the study, including improving receipts from indirect taxes through increasing the general consumption tax (“GCT”) and enhancing the effectiveness of tax administration.

During 2009, 2010 and 2011, the Government introduced additional tax measures aimed at increasing revenue as a percentage of GDP. Following a Green Paper on Tax Reform issued by the Ministry of Finance and the Public Service in May 2011, a White Paper on Tax Reform 2012 was issued on November 15, 2012. The Green Paper and White Paper on Tax Reform focused on several areas to be reformed over a three-year period. These reforms included, among others, the following: removing basic food from the tax system; reducing the statutory corporate income tax rate to be competitive with regional and international competitors; imposing withholding tax on dividends; overhauling capital allowances regime; preventing tax delinquents from benefiting from tax incentives and tax credits for research and development; limiting capital gains tax in lieu of a reduced transfer tax; and enhancing tax administration to increase compliance.

As part of the Economic Reform Program (“ERP”), the Government committed itself to tax reforms that strengthen tax administration and significantly cut back the granting of tax incentives, exemptions and zero rates. The tax reform is meant to be targeted to significantly broaden the tax base, simplify the tax system, reduce economic distortions in the system and pave the way for a phased reduction in tax rates to a competitive level.

FY 2012/13, FY 2013/14 and FY 2014/15

A number of tax measures consistent with the reform process were implemented between FY 2012/13 and FY 2014/15, including:

•	Reducing the standard rate of GCT from 17.5% to 16.5%;

•	Partially widening the GCT base; and

•	Amending the GCT regime as it relates to electricity.

The reduction in the GCT standard rate was consistent with the Government’s commitment to tax reform and reducing the rate applicable to taxable goods and services. The GCT base was partially widened in an effort to broaden the tax base and reduce administrative issues. This was accomplished by reducing the list of items for exempt and 0% GCT. A small number of basic foods and other critical items were retained because of their social sensitivity or significance to consumption by the most vulnerable. For electricity, GCT payable by residential customers was removed and the standard rate of 16.5% was levied on commercial entities and businesses.

Additionally, the Government reduced the statutory Corporate Income Tax (“CIT”) rate to be consistent with the standard Personal Income Tax (“PIT”) rate, so as to match international benchmarks. The CIT was modified as follows:

•

The 33.33% rate was retained for the regulated companies, including those regulated by the FSC, Office of Utilities Regulation (“OUR”), Bank of Jamaica (“BOJ”) and the Ministry of Finance and the Public Service; and

•	The rate was reduced to 25% from 33.33% for unregulated companies.

There was no adjustment to rates applicable to building societies or life assurance companies. The reduction of the statutory CIT rate occurred in the context of the partial widening of the GCT base and an anticipation of enhanced compliance in the payment of CIT and other business taxes.

In FY 2012/2013, the asset tax regime was modified. The new measures covered:

•	a general rate modification;

•	establishment of a specific regime for institutions regulated by the BOJ and the FSC; and

•	changing of the due date from September 1 to March 15 in keeping with the policy to reduce the number of transaction days for payment of taxes.

The asset tax for financial institutions and security dealers regulated by the FSC and BOJ was modified to tax 0.25% (year of assessment 2016 to present) of total value of assets of these financial institutions including life insurance companies and security dealers. The tax regime for non-financial institutions was also modified. An annual asset tax was implemented based on the asset value of these companies. In addition, this asset tax became a final tax. Amendments were made to sections 13 and 15 of the Income Tax Act. The asset tax became a non-allowable deduction under the Income Tax Act for year of assessment 2013 and after.

In keeping with equity and to ensure compliance with Jamaica’s trading partners, an adjustment was made to the termination fee structure that relates to mobile-to-mobile and mobile-to-land termination. OUR implemented the following fee structure, with calls to emergency and special services among a number of limited exceptions:

•	J$0.05 per minute on all calls originating and terminating on a fixed network in Jamaica;

•	J$0.40 per minute on all other calls (domestic and international) originating in Jamaica; and

•	US$0.075 per minute on all international calls for termination to the mobile network.

The tax free expenses of transportation and commissions were removed from the computation of output tax, which prevents operators in the tourism industry from claiming transportation and commission as a tax free expense when computing the output tax. The 10% GCT rate for the sector was retained. The Minister announced a hotel occupancy room rate tax on June 6, 2012, the Guest Accommodation Room Tax (GART) took effect on September 1, 2012, with rates ranging from US$2.00 to US$4.00 per night based on the number of rooms and size of the hotel. The Provisional Collection of Tax (Guest Accommodation Room Tax) Order, 2012, was drafted to administer GART.

On November 15, 2013, the Government adopted the Fiscal Incentives (Miscellaneous Provisions) Act 2013 and the Income Tax Relief (Large Scale Projects and Pioneer Industries Act) Act 2013:

•

The Fiscal Incentives (Miscellaneous Provisions) Bill (“FIB”), and the tax law amendments arising out of it, eliminate existing sector-based incentive programs, provide generalized incentives for employment and capital investments, introduce a rule-based and non-discretionary tax system and encourage tax compliance. This included the repeal of a number of incentive legislations. The FIB also includes the simplification of the capital allowance regime under the Income Tax Act and the introduction of an employment tax credit for unregulated companies based on the statutory contributions paid onetime of up to 30% of the income tax payable from trading income. Furthermore, net loss carry forwards have been restricted to 50% of chargeable income for any year of assessment, except for the first five years of new businesses and entities with gross income of J$3.0 million or less.

•

The Income Tax Relief (Large-Scale Projects and Pioneer Industries) Bill provides a mechanism through which additional income tax incentives can be offered if the Minister of Finance designates a project as a large-scale project or an economic activity in a pioneer industry.

On December 6, 2013, the Government enacted the Customs Tariff (Revision) (Amendment) Resolution and the Stamp Duty (Amendment of Schedule) Order, amending the Customs and Stamp Duty Act, respectively. The new regime reduces customs duty for many higher rate categories, such as jewelry and auto parts and provides a non-discretionary “productive inputs reliefs” for customs duty on items that are part of local production. There is a similar arrangement for some relief from additional stamp duty. These reforms are aimed at reducing the cost of doing business in Jamaica.

Other revenue measures implemented for FY 2014/15, included, among others, the following,

•

In April 2014, a withholding tax of 15% was introduced on insurance premiums paid by Jamaican residents to non-residents. This tax was later modified in FY 2015/16 to exclude payments made by brokers and insurance agents to unconnected parties and it was further amended again in FY 2017/18 to remove this exclusion.

•	In FY 2014/15, the asset tax rate applicable to regulated companies, excluding life insurance companies, was increased from 0.14% to 0.25% of the value of the assets.

•

In FY 2014/15, the modified asset tax rate for life insurance companies was increased from 0.14% to 1.0% for a period not exceeding one year. In FY 2015/16, the rate was subsequently synchronized with other financial institutions and reduced to 0.25%, with a commitment of further reduction subject to the availability of fiscal space.

•	In FY 2014/15, the vehicle age for which the imposition of GCT would be applicable on the second sale of motor vehicles was increased from eight to ten years.

•

Introduced in FY 2014/15, the Special Consumption Tax (“SCT”) applied to alcohol at a rate of J$1,120 per liter of pure alcohol for all categories, including that sold in the tourism sector. This rate was increased to J$1,230 per liter of pure alcohol in FY 2017/18.

•	Zero-rating under the GCT for government purchases was eliminated, with the exception of public schools and the Jamaica Defense Force.

•	The 1% petroleum levy was replaced with a specific SCT of J$2 per liter.

•	Excluding the services sector, an Environmental Levy was introduced at a rate of 0.5% on domestic sales and imports from CARICOM.

FY 2015/16, FY 2016/17, FY 2017/18 and FY 2018/19

Revenue measures implemented for FY 2015/16, FY 2016/17, FY 2017/18 and FY 2018/19 included, among others, the following:

•

On April 1, 2015, a GCT on the consumption of electricity for residential purposes was re-imposed at the standard rate of 16.5% on customers whose monthly consumption is in excess of 350 kWh. This threshold was revised in 2017 to 150 kWh.

•	Effective March 2015, outdated fees for trade and business licenses last amended in 1987 were rationalized to reflect the current economic cost of administering the Licences on Trade and Business Act.

•

For FY 2015/16, the Government of Jamaica introduced as one of its revenue measures the withholding tax on specified services (“WTSS”), which resulted in the insertion of new Sections 31B and 31C as amendments to the Income Tax Act. The 3% tax took effect on May 1, 2015, however the effective date of implementation was September 1, 2015. The WTSS is designed to improve compliance in the service industry by mandating certain service providers, including the major professions, file an income tax return in order to obtain a credit for the tax withheld at source.

•

Transfer pricing rules were introduced in December 2015 as a mechanism to protect Jamaica’s tax revenue from base erosion and profit-shifting strategies carried out by Multi-National Enterprises. The rules reflect a clarification and enhancement of anti-avoidance provisions first introduced in 1970. The transfer pricing regime for income tax purposes was implemented through the passage of the Income Tax (Amendment) (No. 2) Act 2015 and the accompanying Income Tax (Transfer Pricing Documentation) Regulations 2015. The transfer pricing rules, which are based on the arm’s length principle and in accordance with Organisation of Economic Co-Operation Development (“OECD”) standards, took full effect in the year of assessment, 2016.

•

To stimulate investment in the Junior Stock Market in 2009, the Income Tax (Jamaica Stock Exchange Junior Market (Remission) Notice, 2009) was introduced. The Notice stipulated that 100% of the payment of income tax by listed companies would be waived for a period of five years and a further 50% of income tax would be waived for an additional five years, bringing the incentive period to a total of ten years. Section 93 of the Income Tax Act was later amended to allow for the continuation of the tax incentive to the Junior Stock Market as outlined in the Seventh Schedule of the Income Tax Act, which was repealed and replaced with new conditions.

•	The SCT on cigarettes was increased in March 2015 to $12 per stick, further increased to $14 per stick in May 2016, and again increased to $17 per stick in March 2017.

•

The Personal Income Tax (“PIT”) annual threshold was increased in two phases to J$1,500,096. On July 1, 2016, the annual threshold moved from $592,800 to $1,000,272, and the second phase increased the annual threshold to $1,500,096 in April 2017. Statutory income of individuals earning in excess of $6 million now attracts a rate of 30% on the excess. For FY 2016/17, taxes garnered from the increased PIT threshold were J$3.1 billion higher than predicted.

•

In FY 2017/2018, a GCT on group health insurance premiums was introduced at the standard rate of 16.5% as a means of broadening the GCT tax base within the context of a shift in tax strategy from direct to indirect taxes. The measure became effective in April 2017.

•	Effective May 13, 2016, SCT rates were increased by J$7 per liter on E10 87, E10 90, Diesel and Ultralow Sulphur Diesel.

•

In 2016, an SCT was introduced on Liquefied Natural Gas (“LNG”) and a revision of the Heavy Fuel Oil (“HFO”) regime was implemented. LNG was subject to the standard rate of GCT; however, the amendment removed the GCT and imposed the SCT at J$4.56 per mmbtu (the measurement of LNG). HFO was increased from J$0.1512 per liter to J$2.0006, effective May 13, 2016. The SCT imposed on LNG, however, was never gazetted, thus no SCT has been collected from this revenue measure.

•

Effective June 1, 2016, the departure tax was increased to US$35. The previous departure tax was US$20 but was converted to Jamaican dollars, resulting in a reduction based on the devaluation of the Jamaica dollar to US$14.

•	In FY 2017/18, there was an across-the-board increase of 20% on motor vehicle license and associated fees.

The tables below detail the asset tax rates:

Asset Tax – Regulated Entities

Value of Asset	Rates Y/A 2013 and 2014 (%)	New Rates Y/A 2015 (Due March 15, 2015) (%)	New Rates Y/A 2016 (Due March 15, 2016) (%)
Entities regulated by BOJ – Asset Value defined by BOJ	0.14	0.25	0.25
Life Insurance Co. (for 1 year after which it reverted to the rate being paid by other regulated entities)	0.14	1.00	0.25

Asset Tax – Unregulated Entities

Value of Asset	Rates Y/A 2013 and 2014 (J$)		New Years from Y/A 2015 (Due March 15, 2015) (J$)
<$50,000	5,000		5,000
$50,000 and over but less than $500,000	25,000	(1)	25,000	(1)
$500,000 and over but less than $5M	50,000		100,000
$5M and over but less than $50M	75,000		150,000
$50M and over	100,000		200,000

(1)	There is no change in the above rates

FY 2019/20

Revenue measures implemented for FY 2019/20 included the following:

•

The increase in the Annual General Consumption Tax (“GCT”) threshold: The annual GCT threshold was last increased in 2009 to $3,000,000 up from $1,000,000. Effective as of April 1, 2019, the new measure will see an increase in the threshold to $10,000,000 per annum, or an average of $833,333.33 per month, up from the existing $3,000,000 per annum. The increase in the threshold is geared towards stimulating economic activity, particularly, in the micro and small business sectors while fostering economic growth.

Under the new Revenue Measures persons whose gross annual sales are less than $10,000,000 will no longer be obligated to register for GCT and those already registered will no longer be required to file a monthly GCT Return. However taxpayer’s with gross supplies falling below the threshold, may apply to the Commissioner General of TAJ for voluntary registration.

The new measure is expected to result in savings to the Government from reduced administrative cost as well as savings to micro and some small businesses from removing the requirement to register and file GCT Returns. Reduction in revenue is estimated at J$0.731 billion.

•

Stamp Duty Reform. The measure will see an amendment to the Stamp Duty Act to supplant the ad valorem stamp duty rates payable on any instrument pursuant to the Stamp Duty Act, including the granting of security as collateral for loans, with a specific (flat rate) stamp duty of $100.00 per document/parcel related to transactions valued below $500,000.00 and a flat stamp duty of $5,000.00 per document/parcel related to transactions valued at $500,000 or more to be effective from April 1, 2019.

This measure is expected to stimulate property development, real-estate activities, economic growth and job creation. Reduction in revenue is estimated at J$6.650 billion.

•

Transfer Tax Reform. Effective as of April 1, 2019, this reform will cause a reduction (from 5% to 2%) in the Transfer Tax payable on real property and financial instruments. The rate of tax on inter vivos transactions was last increased from 4% to 5% on April 1 2013. The decrease in rate (from 5% to 2%) of the Transfer Tax payable on the transfer of real property and financial instruments is aimed at stimulating, greater competition and activity in, and access to credit markets, greater business and economic activity, property development, real estate activities and economic growth and job creation. Reduction in revenue is estimated at J$3.431 billion.

•

Increase in the Transfer Tax (i.e. Estate Tax) threshold applicable to the estate of deceased persons. The Transfer Tax threshold was last increased on June 1, 2005 to $100,000 up from $10,000. The new measure will see an increase in the threshold from $100,000.00 to $10,000,000.

The increase in the threshold is aimed at enabling beneficiaries to utilize the equity in inherited properties to leverage economic opportunities. Reduction in revenue is estimated at J$0.287 billion.

•

Modified Assets Tax. Asset tax is no longer applicable to non-financial institutions. The tax which had not been increased since 2015 ranged from $5,000 - $200,000. It will not be payable by non-financial institutions with effect from year of assessment 2019.

The measure is expected to lower costs for micro and small businesses and better align taxation with profitability. Reduction is revenue estimated at J$1.840 billion.

PUBLIC SECTOR INDEBTEDNESS

General

Under Section 116 of the Constitution, all loans charged on Jamaica’s Consolidated Fund, including all external debt payments such as those under the debt securities, represent a statutory charge on the revenue and assets of Jamaica. See “Public Finance—The Central Government Budget.” These statutory charges are paid without any requirement of parliamentary approval, directly from revenue and assets, before funds are available to Jamaica for other policies and programs.

The Constitution and the Financial Administration and Audit Act give the Ministry of Finance and the Public Service overall responsibility for the management of Jamaica’s public debt. In November 2012, the House of Parliament approved the Public Debt Management Act, 2012, to make provision for the better management of the public debt. The legislation repealed the Loan Act of 1964 and several enactments related to the incurrence of debt by the Government and other connected matters. The Public Debt Management Act provides for the circumstances under which the Minister of Finance may borrow money, including to finance fiscal deficits, refinance any maturing or outstanding public debt and finance prepayments. The borrowing limits under the Public Debt Management Act are subject to the Financial Administration and Audit Act, as amended, which provides that the Minister of Finance may take any measure to, among others, reduce the fiscal balance to nil and reduce the total public debt of Jamaica to 96% of GDP by the end of March 31, 2020 and 60% of GDP by the end of the financial year ended March 31, 2026. As guided by the Public Debt Management Act, contingent liabilities as a percentage of GDP were 5.5% at December 31, 2018, declining from 6.4% at end FY 2017/18 and is targeted to fall to 3.0% after FY 2026/27. The above-mentioned targets may be exceeded under limited circumstances including parliamentary approval allowing suspension of the fiscal rules for a specified period during the occurrence of major adverse shocks such as natural disasters or a severe economic contraction. If the above were to occur, there would be an automatic correction mechanism that would allow for deviations to be addressed in a systematic manner with specified adjustment levels relative to whether the deviations exceeded either the lower threshold of 1.5% of GDP or the upper threshold of 3.5% of GDP. The public debt management framework was strengthened in October 2017 to improve the operational efficiency and effectiveness of debt management.

In keeping with international best practices, the Government of Jamaica adopted a revised definition of public debt on April 1, 2017. Under the old definition, public debt was defined as the sum of Central Government debt plus that of the central bank, the BOJ and external guarantees. The new definition defines public debt as the consolidated debt of Specified Public Bodies except that of the BOJ, net of any cross holdings. The new definition broadens the coverage of debt reporting to include all debt held by the Specified Public Bodies including guarantees. The adoption of the new debt definition in 2017 decreased the debt to GDP ratio by an estimated 3.8% at the end of FY 2018/19.

For FY 2018/19, the public debt is 95.3%, representing the first time in 18 years that this ratio has fallen below 100%. Further, Jamaica has never defaulted on any of its external or domestic debt obligations.

Domestic Debt

At March 31, 2019, Jamaica’s domestic debt was approximately J$755.98 billion, which excludes government-guaranteed securities. At December 31, 2018, Jamaica’s domestic debt, which excludes government-guaranteed securities, was J$752.12 billion, a decrease of 1.07% when compared to the domestic debt level at December 31, 2017. Jamaica has incurred domestic debt primarily to provide budgetary financing.

In addition to this level of domestic debt, Jamaica has guaranteed certain financial obligations of public sector entities, which carry out major infrastructure projects from time to time. At March 31, 2019, the extent of these internal guarantees was approximately J$33.5 billion.

Currently, Jamaica’s domestic debt consists mainly of Benchmark Investment Notes, following the JDX and NDX Initiatives (see below), which saw an exchange of some of the previously issued debt instruments. At December 31, 2018, 7.70% of the outstanding domestic debt was scheduled to mature within one year, 30.62% between one and five years and the remaining 61.68% after five years. The interest rate composition of the domestic debt at December 31, 2018 was 62.28% contracted on a fixed rate basis, while 37.68% was contracted on a floating interest rate basis and 0.03% was non-interest bearing.

At March 31, 2019, 7.77% of Jamaica’s domestic debt was scheduled to mature in one year, 43.95% in five years and the remaining 48.28% after five years. At March 31, 2019, approximately 37.49% of the domestic debt was on a floating rate basis, 62.48% on a fixed rate basis and 0.03% represented non-interest bearing debt.

At December 31, 2018, Jamaica had J$743.01 billion of domestic bonds and securities outstanding, representing 98.79% of total domestic debt. This represented a J$7.2 billion, or 0.96%, decrease over the level outstanding at December 31, 2017. The remaining J$9.1 million, or 1.21%, is comprised of loans.

The outstanding stock of treasury bills at December 31, 2018, was J$8.9 billion, representing 1.18% of total domestic debt. Treasury bills are auctioned on a multiple-price basis. Jamaica issues both local and foreign currency-denominated bonds in the domestic market. Foreign currency denominated bonds that are issued in Jamaica are classified as domestic debt. Further to the buy-back of US dollar denominated bonds in September 2018, there are no foreign currency denominated bonds in the stock of domestic debt.

The following table shows domestic debt by instrument type for the last five years as at December 31, 2018, and as at March 31, 2019:

Domestic Debt by Instrument Type

	December 31,					March 31,
	2014	2015	2016	2017	2018	2019
	(in millions of J$)
Securities
Treasury Bills	4,000.0	4,000.0	4,888.0	7,800.0	8,855.2	9,800.0
Local Registered Stocks	—	—	—	—	—	—
J$ Benchmark Notes(1)	753,374.8	739,416.6	714,457.8	703,242.5	693,992.9	697,558.5

Total	757,374.8	743,416.6	719,345.8	711,042.5	702,848.1	707,358.5

Bonds
Land	—	—			—	—
US$ Denominated	243,361.7	69,945.9	67,607.1	—	—	—
US$ Indexed	—	—			—	—
CPI Indexed Bonds (1)	42,954.9	44,028.7	44,783.8	46,938.7	49,019.0	48,418.2

Total	286,316.5	113,974.6	112,390.9	46,938.7	49,019.0	48,418.2

Loans
Commercial Banks	2,450.0	2,275.0	2,100.0	1,925.0	—	—
Other (including Public Sector)	709.0	596.4	483.2	369.4	253.9	201.0

Total	3,159.0	2,871.4	2,583.2	2,294.4	253.9	201.0

Total	1,046,850.3	860,262.6	834,319.9	760,275.8	752,120.9	755,977.7

(1)	These instruments were issued as part of JDX. See “—The Jamaica Debt Exchange.”

Source: Ministry of Finance and the Public Service.

The following table shows the amortization schedule over the next five years for domestic debt outstanding as at March 31, 2019:

Domestic Debt Amortization Schedule

as at March 31, 2019

	2019	2020	2021	2022	2023
	(in millions of J$)
Bonds(1)	69,297.2	110,184.1	47,180.0	40,400.6	63,573.3
Loans	774.8	772.1	721.9	671.7	671.7

Total	70,072.0	110,956.2	47,901.9	41,072.3	64,245.0

(1)	Includes securities.

Source: Ministry of Finance and the Public Service.

The following table shows the interest schedule over the next five years for domestic debt outstanding as at March 31, 2019:

Central Government Domestic Debt Interest Schedule

as at March 31, 2019

	2019	2020	2021	2022	2023
	(in millions of J$)
Bonds(1)	60,620.2	57,782.8	55,768.0	53,557.2	51,600.9
Loans	824.8	793.2	757.4	723.8	690.2

Total	61,445.0	58,575.0	56,525.4	54,281.0	52,291.1

(1)	Includes securities.

Source: Ministry of Finance and the Public Service.

The following table shows the maturity structure of domestic debt outstanding as at March 31, 2019:

Domestic Debt Maturity Structure

as at March 31, 2019

	Less than 1 year	1–5 years(1)	5–10 years(1)	10 years and over (2)	Total
	(in millions of J$)
J$ Benchmark Notes	48,941.2	332,066.5	146,273.5	218,695.5	745,976.7
US$-Denominated Notes and Loans	—	—	—	—	—
Treasury Bills	9,800.0	—	—	—	9,800.0
Commercial Bank and Public Sector Entity Loans	—	200.8	—	—	200.8
Other	—	—	—	0.2	0.2

Total	58,741.2	332,267.3	146,273.5	218,695.7	755,977.7

(1)	Medium-Term debt.
(2)	Long-Term debt.

Source: Ministry of Finance and the Public Service.

The following table shows the interest rate composition of domestic debt outstanding as at March 31, 2019:

Domestic Debt Interest Rate Composition

as at March 31, 2019

	Principal Amount Outstanding	Share of Outstanding Debt
	(in millions of J$)	(%)
Variable Rate Debt	283,419.8	37.5
Fixed Rate Debt	472,357.1	62.5
Non-Interest-Bearing Debt	200.8	0.0

Total Debt	755,977.7	100.0

Source: Ministry of Finance and the Public Service.

External Debt

At March 31, 2019, total external debt was US$9,873.62 million, of which 98.06% was denominated in US dollars, 0.51% was denominated in Euro, 0.12% was denominated in Yen, 1.03% was denominated in Chinese Yuan and 0.28% in other currencies.

At December 31, 2018, public sector external debt was US$9,936.57 million, a decrease of 1.65% from December 31, 2017, of which 98.06% was denominated in US dollars, 0.52% was denominated in Euro, 0.13% denominated in Yen and 1.0% was denominated in Chinese Yuan. Official creditors, comprising bilateral and multilateral obligations, accounted for US$3,845.2 million, or 38.7%, of total public sector external debt, representing the second largest creditor category of Jamaica’s public sector external debt. Bond issuances of US$6,042.51 million represented 60.81% of total public sector external debt at December 31, 2018. Multilateral indebtedness was US$3,122.4 million, an increase of 0.04% over December 31, 2017.

Bilateral and multilateral obligations accounted for 38.4 % of total public sector external debt at March 31, 2019 and represented the second largest creditor category of Jamaica’s public sector external debt. Bond issues of US$6,042.51 million accounted for 61.20% of total public sector external debt at March 31, 2019. Multilateral indebtedness was US$3,097.85 million, a decrease of 0.79% over December 31, 2018.

The IDB, for the period 2016–2021, approved a new country strategy for Jamaica. Estimated disbursements over this five-year period are estimated at US$830 million. Traditional investment loans may also be used if joint agreement is reached between the bank and the Government. The IDB now provides funding for budgetary support, which is accessed through its policy-based loan facility.

In December 2001, Jamaica issued US$250.0 million 11.625% fixed rate notes due 2022. In June 2002, Jamaica registered a US$700.0 million shelf registration statement with the US Securities and Exchange Commission and subsequently in June 2002, issued US$300.0 million 10.625% notes due 2017 off that shelf. In April 2004, US$125.0 million was raised through the re-opening of the existing US$300.0 million 10.625% bonds due 2017. In October 2005, Jamaica made further issuances of 9.25% US$250.0 million notes due 2025 and in February 2006, 8.50% US$250.0 million notes due 2036. In March 2007, Jamaica issued US$350.0 million 8.0% fixed rate Amortizing Notes due 2039. In October 2007, Jamaica reopened its 8.0% fixed rate Amortizing Notes due 2039 for an additional US$150.0 million. In June 2008, Jamaica issued US$350.0 million 8.0% fixed rate Amortizing Notes due 2019. In February 2011, Jamaica reopened the US$350.0 million 8.0% fixed rate bond due 2019, raising an additional US$400.0 million 8.0% due 2019. In July 2014, Jamaica issued an additional US$800.0 million 7.625% fixed rate notes due 2025. In July 2015, Jamaica issued US$1.35 billion 6.75% notes due April 2028 and US$650.0 million 7.875% notes due July 28, 2045. On August 30, 2016, the Government settled a tender of US$317.8 million of its 10.625% Notes due 2017 and US$467.4 million of its 8.000% Amortizing Notes due 2019 in exchange for US$743.2 million of its 8.000% Amortizing Notes due 2039, and on August 18, 2017, the Government settled a tender of US$19.2 million of its 8.000% Amortizing Notes due 2019, US$121.8 million of its 8.500% Amortizing Notes due 2021, US$1.0 million of its 11.625% Notes due 2022 and US$66.5 million of its 9.250% Notes due 2025 in exchange for US$505.0 million of its 6.750% Notes due 2028 and US$364.0 million of its 7.875% Notes due 2045.

The following guarantees and loans were made by the Government:

In June 2007, Jamaica issued US$125.0 million in guarantees with respect to bonds issued by Air Jamaica. In 2009, Jamaica issued a US$60.0 million guarantee with respect to the expansion of the Norman Manley International Airport in Kingston. In July 2009, Jamaica issued a guarantee for US$121.65 million to HSBC Bank plc for the financing of the Falmouth Cruise Ship Terminal. A loan of US$20.0 million between the Caribbean Development Bank and the Student Loan Bureau was also guaranteed in November 2010. This loan is to facilitate the provision of affordable and adequate financing to students from poor and vulnerable households to complete tertiary level programs in approved institutions in Jamaica and the Caribbean. In November 2011, the Government guaranteed a bond issued by the National Road Operating and Constructing Company Limited in the amount of US$294.2 million. The bond carries a coupon of 9.375% and is due to mature in 2024. On December 9, 2011, the Government guaranteed a loan, issued by IDB, to the National Water Commission, the purpose of which was to improve the water supply in the Kingston metropolitan area. In September 2011, the World Bank provided the Government with a US$100.0 million Programmatic Fiscal Sustainability Development Policy Loan. The objective of the loan is to enhance fiscal and debt sustainability, increase the efficiency of financial management and budget processes, and reduce distortions and enhance efficiency in the tax system. On the same day, the IDB also issued a US$65.0 million loan intended to support a sustainable fiscal position by strengthening the Ministry of Finance and the Public Service’s institutional capacity. On December 13, 2012, the IDB issued a US$30.0 million loan that intended to support the Government’s efforts to improve human capital and labor market outcomes of the poor by enhancing the efficiency and effectiveness of key social protection programs. In October 2013, the IDB provided the Government with a US$60.0 million Public Financial and Performance Management Loan. In December 2013, the World Bank issued a US$130.0 million Economic and Stabilization and Foundation for Growth Development Policy Loan. In February 2014, the IDB provided a US$80.0 million Fiscal Structural Programme for Economic Growth Loan and a US$60.0 million Competitive Enhancement Programme Loan. In June 2017, the World Bank provided a US$70.0 million Second Competitiveness and Fiscal Management Programmatic Development Policy Loan.

Upon the IMF approval of the EFF, certain funds from multilateral and development agencies, such as the World Bank, IDB and the EU, were made available to the Government. See “The Jamaican Economy—IMF Arrangements—Standby Arrangement and Extended Fund Facility.”

On March 27, 2019, the Government of Jamaica executed a currency swap liability management transaction with the IDB. The transaction involved the conversion of a US$25.0 million loan to local currency. The tenor of the loan is 10 years at an interest rate of 5.25%. The transaction satisfies the GOJ objective of mitigating foreign currency risk in the debt portfolio as well as debt service savings.

The following table shows medium and long-term public and publicly guaranteed external debt by creditor category for the four years ended December 31, 2018 and other periods as indicated:

External Debt by Creditor

	December 31, 2015	December 31, 2016	December 31, 2017	December 31, 2018	March 31, 2019
	(in millions of US$)
Bilateral
OECD	130.8	99.8	78.9	56.0	51.9
Non-OECD	652.1	603.6	609.0	666.8	640.0

Total	782.9	703.4	687.9	722.8	691.9
Multilateral
IDB(1)	1,563.6	1,692.8	1,621.6	1,683.5	1,675.7
IMF(2)	655.6	751.3	206.5	183.0	177.3
IBRD(3)	825.5	809.1	862.4	864.7	863.8
Other(4)	484.8	450.6	430.6	391.2	381.0

Total	3,529.5	3,703.8	3,121.1	3,122.4	3,097.8
Commercial Banks	290.3	216.6	143.0	48.9	41.4
Other Commercial(5)	11.5	9.9	8.9	0.0	0.0

Total	301.8	226.5	151.9	48.9	41.4
Bonds	5,699.8	5,610.3	6,141.9	6,042.5	6,042.5

Total	10,314.0	10,244.0	10,102.8	9,936.6	9,873.6

(1)	Inter-American Development Bank.
(2)	International Monetary Fund.
(3)	International Bank for Reconstruction and Development.
(4)	Caribbean Development Bank, OPEC Fund for International Development, European Development Bank, European Economic Commission Community and Nordic Development Fund.
(5)	Loans from suppliers.

Source: Ministry of Finance and the Public Service.

The following table shows Jamaica’s external debt by debtor for the four years ended December 31, 2018 and other periods as indicated:

External Debt by Debtor

	December 31, 2015	December 31, 2016	December 31, 2017	December 31, 2018	March 31, 2019
	(in millions of US$)
Government Direct	8,778.3	8,640.5	9,413.2	9,332.8	9,273.5
Government-Guaranteed	1,087.5	1,053.8	689.6	603.8	600.1
Bank of Jamaica(1)	448.2	549.7	0.0	0.0	0.0

Total	10,314.0	10,244.0	10,102.8	9,936.6	9,873.6

(1)	Under the new definition of Government of Jamaican public debt, which commenced April 1, 2017, the debt of the Bank of Jamaica is no longer included.

Source: Ministry of Finance and the Public Service.

The following table shows the amortization schedule for external debt outstanding as at March 31, 2019:

External Debt Principal Amortization Schedule

as at March 31, 2019

	2019	2020	2021	2022	2023
	(in millions of US$)
Multilateral
IDB	97.2	102.9	105.3	110.6	118.4
IBRD	24.2	33.8	56.8	37.3	59.5
Other	61.7	64.5	62.4	62.1	51.8

Total	183.1	201.2	224.5	210.0	229.7

Commercial Banks	25.2	11.1	—	—	—
Other Commercial	—	—	—	—	—
Bonds	90.1	1.3	1.3	249.0	266.7
Bilateral	81.0	92.6	88.5	102.7	101.5

Total	379.4	306.2	314.4	561.7	597.9

Source: Ministry of Finance and the Public Service.

The following table shows the interest schedule for external debt outstanding as at March 31, 2019:

External Debt Interest Schedule

as of March 31, 2019

	2019	2020	2021	2022	2023
	(in millions of US$)
Multilateral
IDB	58.5	60.3	57.4	54.5	51.3
IBRD	30.1	31.5	30.7	29.2	28.0
Other	9.9	9.3	8.3	7.2	6.3

Total	98.5	101.1	96.4	90.9	85.6

Commercial Banks	1.2	0.2	—	—	—
Other Commercial	—	—	—	—	—
Bonds	435.2	431.5	431.4	416.9	402.3
Bilateral	21.7	28.3	25.8	23.2	20.2

Total	556.6	561.1	553.6	531.0	508.1

Source: Ministry of Finance and the Public Service.

The following table shows the maturity structure for external debt outstanding as at March 31, 2019:

Total External Debt Maturity Structure

as of March 31, 2019

	Less than 1 year	1-5 years	5-10 years	10 years and over	Total
	(in millions of US$)
Bilateral	17.1	44.3	304.6	325.9	691.9
Multilateral	4.5	67.8	418.2	2,607.3	3,097.8
IDB	0.4	40.0	124.5	1,510.8	1,675.7
IBRD	1.1	9.8	5.0	847.9	863.8
IMF	—	—	177.3	—	177.3
Other	3.0	18.0	111.4	248.6	381.0
Commercial Bank	3.1	38.3	—	—	41.4
Other Commercial	—	—	—	—	—
Bonds	88.2	252.9	3,208.2	2,493.2	6,042.5

Total	112.9	403.3	3,931.0	5,426.4	9,873.6

Percentage	1.1	4.1	39.8	55.0	100.0

Source: Ministry of Finance and the Public Service.

The following table shows interest rate composition for external debt as at March 31, 2019:

External Debt Interest Rate Composition

as at March 31, 2019

	Principal Amount Outstanding	Share of Outstanding Debt
	(in millions of US$)	(%)
Variable Rate Debt	2,853.6	28.9
Fixed Rate Debt	7,020.0	71.1

Total Debt	9,873.6	100.0

Source: Ministry of Finance and the Public Service.

The following table shows external public and publicly guaranteed debt (including Bank of Jamaica debt) as at December 31, 2018 and at March 31, 2019.

External Public and Publicly Guaranteed Debt (including Bank of Jamaica debt)(1)

	Interest	Final Maturity	Currencies	Principal Amount Outstanding at December 31, 2018	Principal Amount Outstanding at March 31, 2019
	%			(in US$)	(in US$)
Multilateral Organizations
World Bank	Various	Various	USD, JPK, GBP, CAD, EUR	864,715,450.0	863,787,231.0
Inter-American Dev. Bank	Various	Various	USD, JPK, GBP, CAD, EUR	1,683,462,401.0	1,675,673,110.0
Others	Various	Various	USD, JPK, GBP, CAD, EUR, SDR	391,239,542.0	381,050,715.0
IMF(2)				709,619,979.0	697,692,037.0

Total Multilateral Organizations				3,649,037,372.0	3,618,203,093.0

Foreign Governments (including Original Loans and Paris Club)	Various	Various	USD, JPK, GBP, CAD, EUR	722,795,418.0	691,858,606.0

Bonds (Global) USD
USD250 mn 2022	11.625%	Jan. 15, 2022	USD	248,974,000.0	248,974,000.0
USD250 mn 2025	9.25%	October 18, 2025	USD	183,518,000.0	183,518,000.0
USD250 mn 2036	8.50%	February 28, 2036	USD	250,000,000.0	250,000,000.0
USD200 mn 2021	8.5%	Nov. 16, 2021	USD	3,888,111.0	3,888,111.0
USD125 mn 2027	8.125%	July 2027	USD	80,077,476.0	80,077,476.0
USD500 mn 2039	8.0%	March 15, 2039	USD	1,243,238,000.0	1,243,238,000.0
USD750 mn 2019	8.0%	June 24, 2019	USD	88,179,726.0	88,179,726.0
USD294.18 mn 2024	9.375%	Nov 10, 2024	USD	294,180,000.0	294,180,000.0
USD800 mn 2025	7.625%	July 9, 2025	USD	800,000,000.0	800,000,000.0
USD1,350 mn 2028	6.75%	April 28, 2028	USD	1,850,450,000.0	1,850,450,000.0
USD650 mn 2045	7.875%	July 28, 2045	USD	1,000,000,000.0	1,000,000,000.0

Total (Global) USD				6,042,505,313.0	6,042,505,313.0

Commercial Banks	Various	Various	USD	48,863,057.0	41,403,149.0

Other Commercial (Export Credit)	Various	Various	USD, JPK, GBP, CAD, EUR	—	—
Total				10,463,201,160.0	10,393,970,161.0

(1)	LEGEND: USD = United States Dollar; CAD = Canadian Dollar; JPK = Japanese Yen; EUR = Euro; SDR = Special Drawing Rights.
(2)	These are amounts disbursed under the SBA and EFF.

The following table shows external public direct debt as at December 31, 2018 and at March 31, 2019.

External Public Direct Debt(1)

	Interest	Final Maturity	Currencies	Principal Amount Outstanding at December 31, 2018	Principal Amount Outstanding at March 31, 2019
	%			(in US$)	(in US$)
Multilateral Organizations
World Bank	Various	Various	USD, JPK, GBP, CAD, EUR	864,715,450.0	863,787,231.0
Inter-American Dev. Bank	Various	Various	USD, JPK, GBP, CAD, EUR, UOA	1,569,554,983.0	1,557,276,051.0
Others	Various	Various	USD, JPK, GBP, CAD, EUR, SDR	475,573,279.0	462,271,039.0

Total Multilateral Organizations				2,909,843,712.0	2,883,334,321.0

Foreign Governments (including Original Loans and Paris Club)	Various	Various	USD, JPK, GBP, CAD, EUR	717,274,086.0	686,511,727.0

Bonds (Global) USD
USD250 mn 2022	11.625%	Jan. 15, 2022	USD	248,974,000.0	248,974,000.0
USD250 mn 2025	9.25%	October 17, 2025	USD	183,518,000.0	183,518,000.0
USD250 mn 2036	8.50%	February 28, 2036	USD	250,000,000.0	250,000,000.0
USD500 mn 2039	8.0%	March 15, 2039	USD	1,243,238,000.0	1,243,238,000.0
USD750 mn 2019	8.0%	June 24, 2019	USD	88,179,726.0	88,179,726.0
USD200 mn 2021	8.50%	November 16, 2021	USD	3,888,111.0	3,888,111.0
USD800 mn 2025	7.625%	July 9, 2025	USD	800,000,000.0	800,000,000.0
USD1,350 mn 2028	6.75%	April 28, 2028	USD	1,850,450,000.0	1,850,450,000.0
USD650 mn 2045	7.875%	July 28, 2045	USD	1,000,000,000.0	1,000,000,000.0

Total (Global) USD				5,668,247,837.0	5,668,247,837.0

Commercial Banks	Various	Various	USD	37,466,835.0	35,419,800.0
Other Commercial (Export Credit)	Various	Various	USD	—	—

Total				9,332,832,470.0	9,273,513,685.0

(1)

LEGEND: USD = United States Dollar; CAD = Canadian Dollar; JPK = Japanese Yen; EUR = Euro; SDR = Special Drawing Rights, which are units of measure derived from a group of currencies which constitute the International Monetary Fund loan portfolio; UOA = Units of Accounts, which are units of measure derived from a group of currencies which constitute the Inter-American Development Bank loan portfolio; GBP = British Pound Sterling.

The following table shows external guaranteed debt as at December 31, 2018 and at March 31, 2019.

External Guaranteed Debt(1)

	Interest	Issue Date	Final Maturity	Currencies	Principal Amount Outstanding at December 31, 2018	Principal Amount Outstanding at March 31, 2019
	%				(in US$)
Multilateral Organizations
Inter-American Dev. Bank	Various	Various	Various	USD	113,907,418.0	118,397,059.0
Others	Various	Various	Various	USD, EUR	98,653,836.0	96,117,145.0

Total Multilateral Organizations					212,561,254.0	214,514,204.0

Foreign Governments (including Original Loans)	Various	Various	Various	USD	5,521,332.0	5,346,879.0
Commercial Banks	Various	Various	Various	USD	11,396,222.0	5,983,349.0
Other Commercial (Export Credit)	Various	Various	Various	USD, CAD	—	—
US$125 million due 2027	8.125%	June 2007	June 2027	USD	80,077,476.0	80,077,476.0
US$294.18 million due 2024	9.375%	November 2011	November 2024	USD	294,180,000.0	294,180,000.0

Total Bonds					374,257,476.0	374,257,476.0

(1)	LEGEND: USD = United States Dollar; CAD = Canadian Dollar; EUR = Euro.

The following table shows Bank of Jamaica debt as at December 31, 2018 and at March 31, 2019.

Bank of Jamaica Debt

	Interest	Issue Date	Final Maturity	Currencies	Principal Amount Outstanding at December 31, 2018	Principal Amount Outstanding at March 31, 2019
	%				(in US$)
IMF					526,632,406.0	520,354,568.0
Total	Various	Various	Various	Various	526,632,406.0	520,354,568.0

Debt Service Indicators

Public sector external debt as a percentage of nominal GDP decreased to 63.5% as at December 31, 2018 from 66.8% on December 31, 2017. External debt as a percentage of exports of goods and services decreased to 117.9% on December 31, 2018 from 134.0% on December 31, 2017. External debt service payments as a percentage of exports of goods and services decreased to 11.6% during 2018 from 13.9% during 2017.

The following table shows public sector external debt indicators as at and for the five years ended December 31, 2018.

Debt Indicators(1)

	2014	2015	2016	2017		2018
	(in millions of US$, except percentages)
External Debt Service Principal	927.8	822.8	360.0	502.7		391.7
Interest	349.5	377.9	597.6	542.4		583.3

Total	1,277.3	1,200.7	957.6	1,045.1		975.0

Exports of Goods and Services(2)	6,570.5	6,537.6	6,802.4	7,538.7		8,427.0
External Debt Service Ratio (%)	19.4	18.4	14.1	13.9		11.6
Interest on External Debt/Exports of Goods and Services (%)(2)	5.3	5.8	8.8	7.2		6.9
External Debt Outstanding/Exports of Goods and Services (%)(2)	131.8	157.8	150.6	134.0		117.9
External Debt/Nominal GDP (%)(3)	64.9	75.6	74.5	66.8		63.5
Domestic Debt/Nominal GDP (%)(4)	68.5	52.4	48.3	40.2		37.0

Total Debt/Nominal GDP (%)(3)	133.4	128.0	122.8	107.0	(5)	100.5	(6)

(1)	The figures in this chart are based on the old definition of total Debt/GDP for Public Debt. The definition was revised in April 2017, as further outlined in the text below.
(2)	Exports of goods, services and current transfers.
(3)	Calculated by converting external debt to JA dollars using the average annual nominal exchange rate.
(4)	Calculated using Jamaica Dollars.
(5)	Based on the new definition of the total Debt/GDP for Public Debt ending December, 2017 is 102.3%.
(6)	Based on the new definition of the total Debt/GDP for Public Debt ending December, 2018 is 96.1%.

Source: Ministry of Finance and the Public Service and Bank of Jamaica.

For purposes of Jamaica’s EFF arrangement with the IMF, total debt is defined as debt of the BOJ, debt of the Central Government, debt of Petrocaribe Development Fund (net of any amounts owed by the Central Government to PDF), domestic guaranteed debt and external guaranteed debt (“EFF Debt”). Jamaica’s EFF Debt to nominal GDP was 107.9% at the end of FY 2017/18 and 121.3% at the end of FY 2016/17

On April 1, 2017, the Government implemented a new definition of public debt consistent with the definition being utilized by the IMF under the PSBA. This definition is also in line with international standards and consistent with the Public Sector Debt Statistics Guide developed by the IMF. If this new definition had been in place for FY 2016/17, the public debt to GDP ratio would have been 113.2%. For FY 2017/18 the public debt to GDP ratio is 103.4% and it is 95.3% for FY 2018/19.

Comprehensive Debt Management

The Jamaica Debt Exchange

On January 14, 2010, the Government of Jamaica launched its strategic and comprehensive domestic liability management program, marketed as the JDX. The main characteristics were a par-for-par exchange offer with “no haircuts,” voluntary exchange of approximately J$701.5 billion in market-issued domestic debt, voluntary exchange of short-dated, high-yielding interest bearing securities for longer-dated securities with significantly lower yields, the introduction of new benchmark securities, an extension of the maturity profile of the domestic debt portfolio in order to lower refinancing risks, achievement of substantial cost savings, the issue of an appropriate mix of fixed, variable and US$ securities and the introduction of new CPI-Indexed Investment Bonds.

The results of the JDX revealed an overall participation rate of approximately 99.2% with a 100% participation rate from financial institutions. This level of success represented an exchange of approximately J$695.6 billion in eligible bonds.

The immediate benefits of the JDX were the realignment of the domestic debt portfolio, which saw a significant reduction in maturities over the next three years; substantial cost savings through the reduction in the projected interest cost for FY 2010/11 of J$17.1 billion (i.e., US$190.7 million or 15.2% of interest cost); extension of amortization equal to J$148.6 billion (or US$1.7 billion) in FY 2010/11; the creation of 25 new benchmark bonds in exchange for over 350 smaller and illiquid bonds; the removal of US Dollar Indexed Bonds and the introduction of new CPI-Indexed Bonds into the domestic portfolio; and an increase in the fixed rate component of the domestic debt portfolio. Occurring simultaneously with the JDX was the passing into law of the Government Securities Dematerialization Act, which allows domestic securities to be issued in a dematerialized format in the Central Securities Depository operated by the BOJ.

The National Debt Exchange

Three years after the historic JDX in February 2010, the Government executed a second domestic debt exchange to further realign the portfolio through the extension of maturities and reduction of interest rates. The debt exchange became necessary to address the growing refinancing risk in the one- to three-year period that had again become inherent in the domestic portfolio. It was also one of the actions needed in order for Jamaica to secure an EFF with the IMF.

The exchange, which was marketed as the NDX, was launched on February 12, 2013, and settled on February 22, 2013. The main features were a voluntary par-for-par exchange for all bonds except the new fixed rate accreting note (“FRAN”) offer, which had an exchange ratio of 0.8:1. The new FRAN offer is one where investors are issued principal value of J$80.00 in new notes for every J$100.00 of principal value of old notes exchanged. The principal accretes from J$80.00, beginning August 15, 2015, to J$100.00 by the maturity date on August 15, 2028. The introduction of the FRAN was specifically targeted at public bodies and long term investors, such as pension funds.

In addition, the NDX replaced 25 eligible JA and US dollar-denominated benchmark bonds with a nominal value of J$852.5 billion with 22 new benchmark bonds with extended maturities and significantly reduced yields. The NDX had a participation rate of just under 99.0%, translating to a nominal amount of J$841.5 billion tendered for exchange.

The main benefits of the NDX were (1) a reduction in weighted average costs through reduced margins on CPI and variable rate bonds on average by 0.975%, a reduced coupon on locally-issued US$-denominated notes by, on average, 1.792%; reduced coupon on J$-denominated notes by, on average, 3.206%; (2) a reduction in risk associated with variable rate reset rates (tied to treasury rates plus a margin) for variable rate debt reduced by over J$113.0 billion; (3) substantial cost savings averaging J$17 billion per annum through an annualized reduction by an average rate of 2.0%; and (4) a reduction in refinancing risk through an extension of the maturity profile of the domestic debt portfolio by an average of 5 years, and a reduction in redemptions by approximately J$375.0 billion for the period up to 2016.

To increase the aggregate savings of the NDX ahead of the board meeting of the IMF, on March 22, 2013, Jamaica performed, on a private basis, an additional exchange offer with eight leading local holders of various bonds involving approximately J$20 billion and US$51 million, which created four further new local instruments in addition to those created in the NDX transaction.

Liability Management

The Government, as a part of its debt management strategy, executes on a regular basis opportunistic liability management exercises through the buyback of high cost near term maturities.

On July 28, 2015, Jamaica, through the Central Government, purchased US$3.25 billion of Jamaica’s Petrocaribe Energy Cooperation debt from the Government of Venezuela, acting through PDVSA Petroleo, S.A. The outstanding debt as at December 31, 2015 was purchased for US$1.5 billion.

On August 30, 2016, the Government settled a tender of US$317.8 million of its 10.625% Notes due 2017 and US$467.4 million of its 8.000% Amortizing Notes due 2019 in exchange for US$743.2 million of its 8.000% Amortizing Notes due 2039. The transaction resulted in the extension of maturities, debt stock reduction and mitigation of refinancing risk in the external debt portfolio.

In August and September 2017, another liability management operation was undertaken, involving both the external and domestic debt portfolios. The Government settled a tender of US$19.2 million of its 8.000% Amortizing Notes due 2019, US$121.8 million of its 8.500% Amortizing Notes due 2021, US$1.0 million of its 11.625% Notes due 2022 and US$66.5 million of its 9.250% Notes due 2025. The second component of the transaction involved the issuance of new bonds through the reopening of the 6.750% Notes due 2028 and 7.875% Notes due 2045 for apportioned amounts of US$505.0 million and US$364.0 million, respectively. The final component of the transaction entailed the redemption of two tranches of US dollar denominated bonds, namely 5.25% Benchmark Investment Notes series 2020A and 2020B, issued in the domestic capital market under the NDX. An amount of US$531.7 million was paid for the domestic bonds, representing US$526.4 million for principal and US$5.3 million for accrued interest. Overall, the transaction resulted in reduction in cost of funds; realignment of the interest rate structure in line with the current US dollar yield curve; mitigate refinancing risk through the extension of maturities in the external debt portfolio; and eliminate foreign currency risk related to the remaining US dollar denominated debt in the domestic portfolio.

Debt Records

Jamaica has never defaulted on any of its external or domestic debt obligations, which under the Jamaican Constitution are paid without any requirement of parliamentary approval, directly from revenue and assets of Jamaica, before funds are available to Jamaica for other policies and programs. Since 1993, Jamaica has been involved in only two debt restructurings, which occurred in January 2010 and February 2013. See “—Public Finance —The Jamaica Debt Exchange —The National Debt Exchange” and “The Jamaican Economy—IMF Arrangements.”

THE MONETARY SYSTEM

Bank of Jamaica

The BOJ was established in 1960 pursuant to the Bank of Jamaica Act 1960 and commenced operations in 1961. The Bank of Jamaica Act, together with the Banking Services Act (the “BSA”) which took effect September 30, 2015, provides the BOJ with the statutory authority for regulating the activities of the banking system. The BSA repealed the former Banking Act, The Financial Institutions Act and The Bank of Jamaica (Building Societies) Regulations. Under the BSA, financial holding companies of Deposit-Taking Institutions (“DTIs”) are also required to be licensed, which will allow for the conduct of consolidated supervision.

Amendments to the Bank of Jamaica Act accorded the institutional responsibility for the stability of Jamaica’s financial system to the BOJ in October 2015. Furthermore, several enhancements to the regulatory framework were effected through the Bank of Jamaica Act and the BSA. See “—the Financial System” and “—Legislation and Regulation.” Amendments to the Bank of Jamaica Act, subjecting money transmitters and remittance agencies to licensing regimes and regulations comparable to those applicable to other institutions that deal with approved foreign currency became law in February 2004. These amendments will bring Jamaica in line with the Financial Action Task Force’s (the “FATF”) 40 revised recommendations.

In addition to its operations relating to the issue and redemption of currency and as banker to the Government of Jamaica, the BOJ’s primary role remains the development and implementation of monetary policies aimed at achieving Jamaica’s inflation objectives and maintaining long-term stability in the foreign exchange market. As the banking supervisory authority, the BOJ is also required to ensure the soundness and development of the financial system pursuant to the Banking Services Act.

In October 2018, the Government tabled in Parliament a bill to amend the Bank of Jamaica Act and related legislation to modernize the BOJ. The bill is currently before a Joint Select Committee of Parliament for review. An important aspect of the proposed changes is to clarify the BOJ’s mandate by identifying the maintenance of price stability and financial system stability as the BOJ’s principal objectives with price stability as the primary objective. The bill also includes proposals to upgrade the BOJ’s governance arrangements and enhance its accountability and transparency. Proposed measures to enhance transparency include requirements for the publication of inflation targets and the communication of monetary policy decisions, including communication requirements for the BOJ in the event that the inflation target is missed.

Money Supply and Interest Rates

The monetary base expanded by 17.6% in 2018, following increases of 22.5% and 15.1% for 2017 and 2016, respectively. The monetary base comprises currency issue in the hands of the public, vault cash held in the banking system, statutory cash reserves and demand deposits of commercial banks held at the BOJ. The deceleration in the pace of growth in 2018 was reflected in a deceleration in the growth of commercial banks’ local currency cash reserves to 11.3% from 44.1% for 2017 which was partially offset by a moderate increase of 20.4% in currency issue, relative to 12.9% for 2017. A build-up in the Net International Reserves was the main source of expansion in the monetary base. An unwinding of the stock of open market liabilities was the main source of expansion in the monetary base. Growth in broad money supply (“M2”) that includes foreign currency decelerated to 13.9% in 2018 from 22.9% in 2017. The growth in M2 in 2018 largely reflected an expansion of 10.1% in time deposits from an acceleration of 75.0% in 2017. In 2017, currency with the non-bank public and savings deposits increased by 15.7% and 40.1%, while time deposits increased by 75.0%, respectively.

Effective July 1, 2017, the BOJ transitioned to using the interest rate payable on overnight deposits as the signal rate, set at 3.75%. The signal rate was subsequently reduced a total of 250 basis points (“bps”) to end the fiscal year 2018/19 at 1.25%. The lowering of the signal rate reflected the outlook that inflation will fall below the target over the near-term then slowly approach the midpoint of the target over the medium-term amidst improved macroeconomic fundamentals. In keeping with the policy rate reduction, the rate on the BOJ’s Standing Liquidity Facility (“SLF”) was reduced by 250 bps to 4.25%, thereby maintaining the width of the BOJ’s interest rate corridor at 3.0 percentage points at the end of fiscal year 2018/2019.

Effective March 1, 2019, the overnight deposit facility for deposit-taking institutions (DTIs) was discontinued and the BOJ commenced paying interest on the overnight balances in the current accounts of DTIs. The applicable interest rate on these accounts is the BOJ’s policy rate. With effect from May 20, 2019, the new policy rate was reduced to 0.75% from 1.25%. In addition, effective May 20, 2019, the BOJ narrowed the width of the interest rate corridor from 300 bps to 200 bps. As a result, as at that date, the rate on the SLF was reduced to 2.75% from 4.25%. The Excess Funds Rate was reduced to 6.75% from 8.25%. The BOJ continued to offer weekly 30-day certificates of deposit and 14-day repurchase operations to primary dealers and DTIs but in fixed volumes by competitive multiple-price auctions.

Consistent with the generally favorable macroeconomic conditions and the accommodative monetary policy stance of the BOJ, there was a general decrease in the weighted average yields on Government of Jamaica 90-day, 180-day and 270-day T-Bills by 213 bps, 257 bps and 339 bps to, respectively, 2.05%, 2.07% and 2.06 % at the end of the year. Similar to the outturn for the Government of Jamaica T-Bills, there were also declines in the monthly averages of the private money market rates for the year.

For FY 2018/19, the overall interest rate spread on local currency denominated loans relative to deposits fell by 132 bps to 11.99 percentage points, following a decline of 166 bps in the preceding year. The narrowing of the spread occurred in the context of a decline of 137 bps in the overall weighted loan rate.

The following tables show the evolution of money supply and interest rates for the five years since December 31, 2014 and as at March, 2019:

Money Supply

	2014	2015	2016(3)	2017(3)	2018	2019(4)
	(in millions of J$)
Narrow Money (M1)	165,010.4	196,069.3	208,718.9	233,487.2	283,542.7	285,367.6
Currency	63,583.5	73,326.6	86,411.1	94,336.6	107,445.2	99,390.9
Quasi-Money(1)	281,530.3	320,927.5	375,983.4	485,042.5	535,205.4	559,052.6
Monetary Base(2)	108,885.5	122,211.7	140,698.1	172,290.0	202,547.1	214,015.1
Broad Money (M2)	446,540.5	516,996.6	584,702.3	718,529.8	818,748.1	844,420.2

(1)	Quasi-money comprises time deposits and savings deposits.
(2)

The monetary base comprises currency issue in the hands of the public, plus vault cash held in the banking system, statutory cash reserves and demand deposits of commercial banks held at the Bank of Jamaica.

(3)	Revised figures.
(4)	As at March, 2019 (provisional).

Source: Bank of Jamaica.

Interest Rates

	2014	2015	2016	2017	2018	2019(3)(4)
	(%)
Weighted Average Loan Rate	17.2	16.9	16.2	14.6	13.5	13.3
Weighted Average Deposit Rate	2.6	1.6	1.3	1.6	1.3	2.7
Treasury Bill Yield(1)	7.0	6.0	5.7	4.2	2.1	2.1
Treasury Bill Yield(2)	7.1	6.0	6.6	4.6	2.1	2.1

(1)	Tenors of Treasury bills are approximately 90 days.
(2)	Tenors of Treasury bills are approximately 182 days.
(3)	Interest Rates are on domestic currency loans and deposits at March, 2019.
(4)	Treasury Bill yields at May, 2019.

Source: Bank of Jamaica.

Cash Reserves

During 2018, the cash reserve requirement for DTI’s foreign currency prescribed liabilities remained unchanged. The FX liquid asset requirement was also unchanged. The foreign currency cash reserve requirement for deposit-taking institutions was increased on March 1, 2017 by 2.0 percentage points to 14.0% and by 1.0 percentage point to 15.0% on April 3, 2017. These adjustments were intended to curb the growing trend in dollarization. The BOJ continued to manage Jamaica Dollar liquidity through issues of regular sterilization instruments and repurchase operations.

In the summer of 1998, the BOJ announced its medium-term goal to reduce the cash reserve requirement for commercial banks. As a first step towards meeting this goal, the BOJ reduced in increments the cash reserve requirement for commercial banks to 17% in May 1999 from 25% prior to August 1998, thereby equalizing the cash reserve requirement for commercial banks and other DTIs. Having equalized the cash reserve requirement, further reductions were gradually effected, resulting in an overall reduction to 9.0% at March 2002. In response to challenges which emerged from the global financial crisis in 2008, the BOJ instituted a number of initiatives, including an increase in the cash reserve requirement. The cash reserve requirement was increased to 11.0% as at December 2008 from 9.0% as at December 2007. Between January and February 2009 the cash reserve requirement was increased by a further 3.0 percentage points to 14.0%. However, effective July 1, 2010, consistent with the general loosening of monetary policy since the first quarter of 2009, the requirement was reduced by 2.0 percentage points to 12.0%. On March 1, 2019, the cash reserve requirement was further reduced by 3.0 percentage points to 9.0%. This was the first in a series of reductions that was planned for the next twelve months. The second reduction in the cash reserve requirements for 2019 will be effective on June 3, 2019 when the requirement will be reduced by two percentage points to seven percent. The planned series of reductions of the cash reserve requirement is possible given the entrenchment of macroeconomic stability in Jamaica.

The BOJ monitors the level of liquid assets outstanding to ensure that at all times supervised financial institutions meet their statutory liquidity obligations. Historically, the local currency liquid assets requirement for DTIs was 26.0% at December 31, 2014, with commercial banks holding excess liquid assets of J$27.2 billion above the statutory minimum requirements. At December 31, 2015, the liquid assets requirement for DTIs remained at 26.0% with commercial banks holdings of liquid asset decreasing to J$16.2 billion above the statutory minimum requirements. The liquid assets requirement for DTIs at December 31, 2016, remained unchanged at 26.0% with commercial banks holdings of liquid asset decreasing marginally to J$14.1 billion above the statutory minimum. At December 31, 2018, the liquid assets requirements for DTIs was 26% with commercial banks’ holdings of liquid asset being J$22.2 billion above the statutory minimum. The liquid asset requirement was reduced by 3.0 percentage points to 23.0 % on March 1, 2019 with commercial banks’ holdings of liquid asset increasing to J$35.5 billion above the statutory minimum. Effective June 3, 2019 the liquid assets requirements for DTI’s will fall to 21%.

The Financial System

Regulatory and Supervisory Structure

Regulation and supervision of the financial system is primarily undertaken by two institutions, the BOJ and the FSC. Bank of Jamaica regulates and supervises the commercial banks and other licensed deposit-taking financial institutions under powers contained in the recently implemented Banking Services Act (BSA), 2014, which served to repeal and replace numerous pre-existing deposit taking statutes, including, The Banking Act 1992, the Financial Institutions Act 1992 and the BOJ (Building Societies) Regulations, 1995 and deposit-taking related provisions in the Building Societies Act, 1897 (last amended 2004). Credit unions have been designated by the Minister of Finance and the Public Service as “specified financial institutions” under the Bank of Jamaica Act which allows BOJ to gather information about their operations through on-site examinations and off-site prudential monitoring. BOJ also has supervisory and licensing authority over cambios and remittance service providers. Additionally, the BOJ is the designated supervising authority for credit bureaus under the Credit Reporting Act 2010 and is responsible for reviewing and recommending on applications for license to the Minister of Finance and maintaining general supervisory oversight of the credit reporting regime in Jamaica.

Amendments to the Bank of Jamaica Act in 2015 and the implementation of the BSA resulted in the formation of three statutory committees aimed at improving the BOJ’s governance framework and its effectiveness and efficiency in meeting its expanding mandate. These committees are:

•

The Supervisory Committee: a collegiate decision making body chaired by the Supervisor and includes the Deputy Supervisor, the executive responsible for financial stability and two independently appointed external members. The committee is responsible for functions set out in the Banking Services Act. These responsibilities include the making of regulatory determinations such as the granting and revocation of licenses as well as determinations on the fitness and propriety of key actors within the financial system.

•	The Financial System Stability Committee: provides support to the BOJ in its functions with regards to the identification, mitigation and control of systemic threats to the financial system.

•

The Financial Regulatory Committee: an inter-agency body established to facilitate information sharing, coordination and cooperation among regulatory authorities and which operated pursuant to an MOU. This committee replaced the Financial Regulatory Council established in 2000. The Financial Regulatory Council (“FRC”) is not a committee of BOJ and consists of the Governor of the Bank of Jamaica (Chair), the Financial Secretary, the Executive Director of the Financial Services Commission and the CEO of the Jamaica Deposit Insurance Corporation. The FRC will be guided by a new MOU which replaces the 2001 MOU. The new MOU was signed in March 2018 and reflects the cooperation objectives outlined in the Bank of Jamaica Act and also reflects that the FRC will utilize a proactive and coordinated approach to sharing regulatory information and developing policy for the financial sector, thus helping in the early detection of cross-sector problems and enhancing the implementation of consolidated supervision rules and principles. The FRC will also be responsible for updating the National Financial Crisis Management Plan.

The FSC, which became operational on August 2, 2001, is the sole regulatory and supervisory agency for certain non-deposit taking financial institutions, including securities dealers, unit trusts, mutual funds, insurance companies, and pension funds. It similarly derives its supervisory authority from various statutes, including the Financial Services Commission Act, the Securities Act, the Insurance Act and the Pensions (Superannuation Funds and Retirement Schemes) Act.

Overview of the Deposit-Taking Institutions (excluding credit unions)

The licensed deposit taking sector consists of 11 DTIs including eight commercial banks, one merchant bank and two building societies During 2017, there was some re-alignment in the DTI sector with Jamaica National Building Society and JMMB Merchant Bank Limited transitioning to the commercial banking sub-sector during February 2017 and August 2017, respectively. Consequently, at the end of 2018, the commercial banking sub-sector accounted for 91.0% of the DTI sector compared to 90.8% and 77% at the end of 2017 and 2016, respectively. National Commercial Bank Jamaica Limited and Bank of Nova Scotia Jamaica continued to account for the majority of the commercial banking sub- sector with market share of 37.2% and 26.8%, respectively at the end of 2018.

Against the background of a favorable macroeconomic environment evidenced by low and stable inflation, economic growth and increased aggregate demand: total assets in the DTI sector grew by 10.0%, or J$148.55 billion, to J$1,636.70 billion at the end of December 2018 as compared to J$1,488.15 billion in 2017. Total assets are net of International Financial Reporting Standards provision for losses, including contingent accounts (i.e. customer accounts for acceptances, guarantees and letters of credit), and liabilities of commercial banks. The growth in total assets was due to domestic currency assets which grew by 13.6%, or J$125.28 billion, to J$1,046.48 billion. Total loans continued to account for the majority of asset base, totaling J$795.43 billion at the end of December 2018, following an increase of 15.4%, or J$106.20 billion, over 2017. Deposits remained as the main funding source in 2018, with a growth of 9.0%, or J$88.39 billion, to total J$1,069.35 billion at the end of December 2018. Accordingly, domestic deposits grew by 13.7% to J$644.05 billion. The growth in domestic currency transactions was fueled by improved confidence in the Jamaica Dollar during the year.

The sector remained adequately capitalized, with total regulatory capital growing by 12.5%, or J$18.86 billion, to J$169.86 billion. Expansion in capital was attributable to mandatory and voluntary transfers to reserve funds, capital injections, share issuances and reduced net losses. All DTIs maintained capital ratios above the minimum risk weighted capital ratio of 10.0% and the capital to total assets (leverage ratio) requirement of 6.0%. At December 31, 2018, the risk weighted capital adequacy ratio for the deposit-taking financial institutions was 14.6% (December 2017:15.4%) and the capital to total assets ratio was 10.8% (December 2017: 10.6%).

Legislation and Regulation

The Bank of Jamaica and the Financial Services Commission routinely monitors institutions’ compliance with all the relevant legislation and regulations to ensure the highest level of prudence and integrity in the management of such organizations. Laws and regulations governing the financial sector include:

Principal Legislation

•	The Banking Services Act, 2014;

•	The Bank of Jamaica Act, 1960;

•	The Securities Act, 1993 (amended 2013);

•	The Building Societies Act, 1897;

•	The Insurance Act, 2001 as amended in 2004 and in 2016;

•	The Industrial and Provident Societies Act and the related Bank of Jamaica (Industrial and Provident Societies) Regulations 1995;

•	The Financial Services Commission Act 2001 and amended in 2016;

•	The Pensions (Superannuation Funds and Retirement Schemes) Act 2004; and

•	Payment, Clearing and Settlement Act, 2010.

Subsidiary Legislation

•	The Banking Services (Deposit Taking Institutions) (Customer Related Matters) Code of Conduct, 2016;

•	The Banking Services (Deposit Taking Institutions) (Licence Application) Rules, 2015;

•	The Banking Services (Establishment of Branches) Regulations, 2015;

•	The Banking Services (Amalgamations and Transfers) (Banks and Merchant Banks) Regulations, 2015;

•	The Banking Services (Licence Fees) Regulations, 2015;

•	The Banking Services (Deposit Taking Institutions) (Capital Adequacy) Regulations, 2015;

•	The Banking Services (Hours of Opening) Regulations, 2015;

•	The Securities (Licensing and Registration) Regulations 1996;

•	The Securities (Retail Repurchase Agreements) (Amendment) Regulations, 2015;

•	The Securities (Disclosure of Interests) Regulations 1999;

•	The Securities (Take-overs and Merger) Regulations 1999 and amended in 2014;

•	The Securities (Prudential) Regulations 2014;

•	The Securities (Central Securities Depositary) Regulations 2000;

•	The Securities (Conduct of Business) Regulations 1999;

•	The Securities (Collective Investment Scheme) Regulations, 2013; and amended in 2014;

•	The Insurance Regulations 2001 and amended in 2011;

•	The Insurance (Actuaries) (Life Insurance Companies) Regulations 2001;

•	The Insurance (Actuaries) (General Insurance Companies) Regulations 2001;

•	The Insurance (Prescribed Sum) Regulations 2004;

•	The Financial Services Commission ( Overseas Regulatory Authority) (Disclosure) Regulations;

•	The Pensions (Superannuation Funds and Retirement Schemes) ( Governance) Regulation 2006;

•	The Pensions (Superannuation Funds and Retirement Schemes) ( Investment) Act Regulations 2006;

•	The Pensions (Superannuation Funds and Retirement Schemes) ( Registration, Licensing and Reporting) Act Regulations, 2006; and

•	The Pensions (Superannuation Funds and Retirement Schemes) (Specified Pension Fund and Specified Pension Schemes) Act Regulations 2006.

Other Legislation and Regulations

•	The Deposit Insurance Act, 1998;

•	The Deposit Insurance (Joint, Trust and Nominee Accounts) Regulations, 2014;

•	The Companies Act, 2010;

•	The Financial Investigations Division Act, 2010;

•	The Terrorism Prevention Act, 2005;

•	The Terrorism Prevention (Reporting Entities) Regulations, 2010;

•	The Proceeds of Crime Act, 2007;

•	The Proceeds of Crime (Money Laundering Prevention) Regulations, 2007;

•	United Nations Security Council Resolutions Implementation Act, 2013;

•	Transfer Tax Act, 1971 (last amended 2014);

•	Moneylending Act, 1938;

•	Financial Investigations Division Act, 2010 (last amended 2013);

•	The Credit Reporting Act; and

•	The Income Tax Act.

Bank of Jamaica Supervisory Framework

The BOJ has supervisory authority and responsibility for deposit-taking financial institutions, which is established by virtue of a number of Primary and Secondary Legislative Acts of Parliament. These include:

The Banking Services Act, 2014

The Banking Services Act was passed in June 2014 and became effective on September 30, 2015 by Appointed Day Notice. The legislation repealed the Banking Act, the Financial Institutions Act, the deposit-taking and related provisions in the Building Societies Act and the Bank of Jamaica (Building Societies Regulations), and consolidated these deposit-taking statutes into one legislation. The Banking Services Act further amended the Building Societies Act and the Bank of Jamaica Act. At the core of the Banking Services Act is a framework that allows for increased compliance with international supervisory principles. Significant enhanced provisions incorporated in the Banking Services Act include:

•

Supervisory Autonomy—Under the Banking Services Act, consistent with international supervisory principles on independence, certain critical supervisory functions have been transferred from the Minister of Finance to the Supervisor and the Supervisory Committee. The Supervisory Committee is provided under Section 6 of the Banking Services Act and consists of five persons: three ex-officio members and two independent persons appointed by the Governor-General, on the advice of the Minister of Finance. The ex -officio members of the Supervisory Committee are the Supervisor (Chairman); a member of the senior executive staff of the Bank with responsibility for financial stability oversight (currently the Senior Deputy Governor); and the Deputy Supervisor. The appointed members are Professor David Tennant, Professor of Development Finance, University of the West Indies; and Miss Shirley-Ann Eaton, Attorney-at-Law.

•

Consolidated Supervision Framework—An enhanced framework for consolidated supervision, was introduced by the Banking Services Act. Under this regime a financial holding company shall be established for each financial group to which a deposit-taking institution belongs. The financial holding company, which is required to be licensed and supervised by the Bank of Jamaica, will be responsible for, among other things, ensuring that the financial group is adequately capitalized on a consolidated basis and subject to effective group-wide governance and risk management. In addition, the financial holding company’s responsibilities involve ensuring that the deposit-taking institution group members comply with regulatory requirements applicable under the Banking Services Act or any other legislation governing their operations.

•

Enforceable Code of Conduct—The Banking Services Act provides for the issuance of an enforceable Code of Conduct on deposit-taking licensees’ dealings with their customers. This code is expected to govern the relationship between deposit-taking institutions and their customers by establishing minimum standards of good banking practice. The Enforceable Code of Conduct is expected to complement consumer protection for users of banking services, available under substantive consumer protection mechanisms and agencies outside of the Bank of Jamaica. The Banking Services (Deposit Taking Institutions) (Customer Related Matters) Code of Conduct was issued by the BOJ in August 2016 with DTIs given one year to bring their operations into compliance with the code. The code addresses such matters as DTIs’ obligations to provide notice of fees and charges, express interest rates as an effective annual rate, ensure language in contracts is simple and clear and key terms identified to customers, and maintaining effective customer complaints mechanisms and procedures, among other matters.

•

Counterparty Exposure Limits—The Banking Services Act provides a framework for the containment of risks within the context of licensee’s capital resources through enhanced requirements at the financial holding company and deposit-taking institution level, on incurring counterparty exposures.

•

Agent Banking—The Banking Services Act provides for the extension of permissible banking services through agents who meet the requirements for authorization and are approved by the Supervisory Committee. This provision will allow customers of deposit-taking licensees to conduct certain banking services through a non-deposit-taking third party. Permissible activities in which agents may be used, include deposits and withdrawals, loan repayments, bill payments, account balance inquiries and collection of know-your-customer and customer due diligence information.

•

Amendments to the Bank of Jamaica Act—Coinciding with the Banking Services Act, amendments to the Bank of Jamaica Act also provide for the establishment of a Financial Regulatory Committee with the objective of facilitating information sharing, coordination and cooperation among regulatory authorities.

•

The Corrective and Sanctioning Framework—Under the Banking Services Act, the Supervisor is appropriately equipped with a wide range of enforcement powers to address offences. The intent is for supervisory action to be taken at an early stage to prevent deterioration in the condition of a licensee. These tools include the ability to require a licensee to take timely corrective action and for the Supervisor to take increasingly non-discretionary measures as conditions worsen.

Prior to the above enhancements to the legislation governing the banking sector, earlier upgrades were effected to the framework in 1992, and between 1997 and 2005. Passage of the Financial Institutions Act and the Banking Act in 1992 to provide for, among other things, a standardized legal framework for the operations of commercial banks and other licensed deposit-taking intermediaries, including enhanced minimum capital adequacy standards. In addition, these acts provided the BOJ, in certain instances, and the Minister of Finance in others, with the means to take actions such as issuing “cease and desist” orders and assuming temporary management of such institutions when there is evidence of unsound banking practices or where the institution’s financial viability is in jeopardy.

With respect to the passage of amendments to the Banking Act, the Financial Institutions Act, the Building Societies Act and the Industrial and Provident Societies Act in October 1997, some features of these amendments included:

•

empowering the Minister of Finance to take control of the shares of any licensee that is no longer viable, to effect a sale of the licensee’s shares or assets or to restructure the entity in the interest of its depositors;

•	empowering the Supervisor of Banks to issue “cease and desist” orders in respect of financial institutions experiencing problems and to require special audits of these institutions;

•	enhancing the existing “fit and proper” criteria that relate to directors, significant shareholders and the senior management of licensees;

•	tightening credit limits for unsecured lending, and prohibiting the issuance of unsecured credit to any affiliated parties;

•	imposing a lower ceiling on total lending to or investment in all affiliated parties;

•	tightening investment limits;

•	reducing the non-accrual period for interest on non-performing loans from six months to three months;

•	imposing minimum solvency standards and risk-based criteria;

•	specifying the obligations of bank auditors in the presentation of findings and imposing obligations on auditors to report irregularities to the BOJ;

•	allowing for the examination of the accounts of holding companies of supervised financial institutions; and

•	prohibiting industrial and provident societies from taking deposits without written authorization from the Minister.

With respect to the passage of amendments in March 2002, these amendments included:

•	the transfer to the BOJ powers of the Minister to assume temporary management of DTIs in the event that the BOJ believes that such an intermediary is, or appears, unlikely to meet its obligations;

•	the granting to the BOJ powers to assess fines for specific offenses under the Banking Act and Financial Institutions Act;

•	the granting to the BOJ power to require a DTI to legally separate its banking operations from its securities-trading activities and investment activities undertaken on behalf of investor clients;

•	the granting to the BOJ power to effectively carry out consolidated supervision of banks and other companies that are members of a group of which the bank is a member; and

•	the broadening of the types of cases in which a bank may disclose information concerning specific customer accounts.

The passage of amendments in February 2004, with respect to the Bank of Jamaica Act, effectively brought all operators of remittance companies or agencies under the supervisory ambit of the BOJ. The regulatory regime for remittance entities came into effect in July 2005 and involves a licensing requirement that entails fit and proper due diligence checks and assessments of their systems and procedures prior to licensing, as well as both on- and off-site reviews and assessments.

Passage of amendments in March 2005 to clarify the BOJ’s ability to share information with its overseas regulatory counterparts. Supervisory powers of sanction were also expanded to expressly deal with breaches by financial institutions of their obligations under non-financial statutes under which specific obligations were imposed (e.g., the Money Laundering Act which was replaced by the Proceeds of Crime Act and the Terrorism Prevention Act. (See “—Proceeds of Crime Act” below). This was achieved by amendments to the Banking Act and Financial Institutions Act, which were passed into law in December 2004. In regards to the Bank of Jamaica (Building Societies) Regulations, the amendments were passed in Parliament in November 2004.

As part of the SBA with the IMF in 2010, reforms have also been proposed and begun to strengthen the financial system. See “The Jamaican Economy—Recent Economic Crisis—IMF Stand-By Arrangement”.

There are also a number of regulations and best practice standards that govern the operations of financial institutions in Jamaica.

Bank of Jamaica Act

In June 2014, when the Banking Services Act was passed, that legislation also consequentially amended the Bank of Jamaica Act to, among other things:

•

Facilitate supervisory autonomy – appointment, tenure and removal of the Supervisor and appointment tenure of the Deputy Supervisor; express recognition of matters subject to the regulatory oversight of BOJ and of the mandate for the safety and soundness of the financial system; as well as to improve accountability in the form of compulsory external review of the supervisory functions and specific reporting obligations to the Parliament through the Minister.

•

Expand regulatory powers to cooperate with regulatory counterparts (local and overseas) for routine regulatory matters (such as supervision of a financial group); financial stability issues and for the investigation of financial crime.

•	Relocation of monetary policy tools (liquid assets and cash reserves) requirements from the banking legislation to the Bank of Jamaica Act.

The consequential amendments to the Bank of Jamaica Act comprise the 10th Schedule to the BSA.

In October 2015, amendments were effected to the Bank of Jamaica Act to give the BOJ responsibility for financial system stability as follows:

•	Outlining the BOJ’s role of maintaining financial system stability;

•

Mandating the establishment of a Financial System Stability Committee to coordinate the activities pursuant to the objective of financial system stability; incorporating the development of holding company legislation to allow for more effective consolidated supervision of financial groups that include one or more DTIs;

•

Establishing the financial stability oversight powers of the BOJ in relation to financial institutions supervised by the BOJ and those regulated by the FSC as well as other persons who engage in the offer of financial services whose operations are deemed to be of systemic importance;

•

Granting the necessary powers to the BOJ to obtain information from these persons referenced above that will allow for the assessment of risks to the financial system (including the powers of inspection and powers to demand information);

•

Giving the necessary powers to the BOJ to direct and impose measures to mitigate and control the risks from these systemically important financial institutions and services to the financial system. Powers include the ability to extend liquidity where this is deemed necessary in the circumstances and powers to issue prescriptive rules, standards and codes pertinent to the oversight of the stability of the financial system;

•	Mandating the establishment of a Central Financial System database; and

•	Mandating the publication of a financial stability report within three months after the end of each financial year.

The Banking Services (Deposit Taking Institutions) (Capital Adequacy) Regulations, 2015

In 2004, regulations were promulgated establishing minimum risk-based capital standards for commercial banks and licensed financial institutions. These regulations introduced the concept of Tier I and Tier II capital utilized by regulators internationally, which define eligible components and provide the framework for assigning risk weights to on and off balance sheet items. Under the regulations, the overall minimum capital required to be maintained in relation to risk weighted assets is 10%. The original regulations were repealed and reissued under the new Banking Services (Deposit Taking Institutions) (Capital Adequacy) Regulations during 2015.

The Credit Reporting Act

The Credit Reporting Act (“CRA”) was passed in August 2010 and became effective October 1, 2010. This statute establishes a credit reporting system in Jamaica and is designed to improve credit assessment processes and to facilitate enhanced risk management and loan pricing strategies throughout the financial sector. A licensing system is imposed on persons who intend to offer credit reporting services and prescribed reporting processes are outlined to ensure objective and standardized reporting of credit information. Persons offering credit reporting services are subject to regulation by the BOJ. Credit Reporting Regulations were issued under the CRA on January 14, 2011. These Regulations, among other things, outline the licensing process including the form of application, licensing fees and information and documentation to be provided in support of an application for a license.

Two credit bureaus were licensed between March and April 2012 and were given a 12-month period to start operations. Both entities commenced operations during 2013. In August 2014, the Minister of Finance and Planning, based on recommendations from the BOJ, issued an additional license bringing to three the number of credit reporting agencies under the CRA. There was an increased level of credit reporting activity reported by the two licensed credit bureaus that had commenced the issue of credit reports during 2013. Specifically, in 2018 there were 466,531 credit reports issued and 95 signed credit information providers, reflecting an increase from the 442,712 reports and 87 credit providers in 2017.

The Payment, Clearing and Settlement Act

The Payment, Clearing and Settlement Act was passed in Parliament in November 2010. The legislation formally establishes the legal framework for the oversight of the payment and settlement system and addresses matters such as finality of payments, effect of insolvency on payments already in the system, and upgrading of the settlement infrastructure by, inter alia, allowing for real-time gross settlement. In this regard, Jamaica implemented a real-time gross settlement system in February 2009 and introduced a Central Securities Depository in May 2009, which houses Government of Jamaica and BOJ (domestic) securities.

Passage of this legislation was the first step in ensuring that Jamaica’s payment and settlement system operates in accordance with the Bank for International Settlements Core Principles for Systemically Important Payment Systems.

Standards of Best Practices

In addition to the main legislations and regulations the BOJ has issued Standards of Best Practices and Guidance for the management of deposit-taking entities. These standards provide clear guidance on supervisory expectations of board and management in implementing appropriate systems to assess, measure, monitor and mitigate risks in identified operational areas. Standards issued are the following:

•	Credit Risk Management (issued 1995);

•	Liquidity Risk Management (issued 1995);

•	Securities Portfolio Risk Management (issued 1995);

•	Interest Rate Risk Management (issued 1996);

•	Foreign Exchange Risk Management (issued 1996);

•	Internal Control (issued 1996);

•	Real Estate Appraisal Management (issued 1996);

•	The Management or Investment of Customers’ Funds (issued 2002);

•	Guidance Notes on the Prevention of Money Laundering and Countering the Financing of Terrorism, Proliferation and Managing Related Risks (Finalized 2017, Gazetted 2018);

•	Standard of Sound Practice on Fit and Proper Assessments;

•	Country and Transfer Risk (issued 2005);

•	Standard of Best Practice for Effective Corporate Governance (issued 2008);

•	Standard of Sound Practice on Agent Banking (issued May 2017);

•	Application for Approval to Appoint an Agent; and

•	Standard of Sound Practice on Problem Asset Management Provisioning and Accounting for Expected Credit Losses (January 2019).

Since the 2005 FSAP exercise (defined and discussed in greater detail below), the BOJ has engaged in a continuous process of systematically revising these standards in order to further promote the establishment of comprehensive risk management processes in DTIs in accordance with the revised Basel Core Principles and as a necessary precursor to full implementation of the Basel Capital Adequacy framework (Basel II).

Bank of Jamaica’s Anti-Money Laundering, Counter Financing of Terrorism (AML/CFT) and Proliferation of weapons of Mass Destruction Guidance Notes

The Bank of Jamaica Anti-Money Laundering Guidance Notes, which were originally issued during the 1990s, provide specific guidance to all institutions supervised by the Bank of Jamaica on the detection and prevention of money laundering and the financing of terrorism. Revisions to the Guidance Notes were issued in 2004, 2005 and 2007 to incorporate, among other things, provisions consistent with the revised FATF 40 Recommendations of 2003 and the Eight Special Recommendations for Terrorist Financing; the Ninth Special Recommendation of the FATF on cash couriers and enhanced guidance on customer due diligence verification.

During 2009, the Bank of Jamaica undertook another round of revisions with a view to incorporating relevant provisions of the POCA and the POCA (Money Laundering Prevention) Regulations. The revisions took into account comments from the industry and the completed Guidance Notes were approved by the Minister on April 22, 2010. Further, revisions to the Guidance Notes have been undertaken in keeping with 2013 amendments to the POCA and Terrorism Prevention (Reporting Entities) Regulations, as well as developments in international best practices in the areas of Anti-Money Laundering and CFT techniques, promulgated by the FATF and the Basel Committee of Banking Supervisors.

In this regard, a consultation paper was issued for comment in April 2016. In January 2017, following an on-site evaluation in June 2015, the Caribbean Financial Action Task Force (“CFATF”) published on its website Jamaica’s Mutual Evaluation Report (the “Report”) analyzing Jamaica’s compliance with the FATF 40 Recommendations and the level of effectiveness of Jamaica’s AML/CFT system. The Report’s findings acknowledged that substantial progress had been made since Jamaica’s previous evaluation in 2005; however, it also identified a number of remaining deficiencies in Jamaica’s AML/CFT system and recommendations as to how the system could be strengthened. The deficiencies identified included, among others:

•	existing gaps and limitations in certain of Jamaica’s laws, regulations and policies relating to its AML/CFT system;

•	the lack of coordination among certain Government investigative and judicial bodies in pursuing violators of AML/CFT laws; and

•	the ineffectiveness of existing penalties in dissuading certain sanctioned money laundering and terrorism financing activities and behaviors.

In light of these developments, drafting instructions for AML/CFT Supervisory Rules under the BSA were then substantially revamped and updated to account for amendments to the current AML/CFT legislation, the United Nations Security Council Resolutions Implementation Act, and the revised FATF Recommendations. These draft updated guidance notes were finalized in 2017 and were approved by the Minister of National Security and the Minister of Foreign Affairs and Foreign Trade, and published in the Gazette in June 2018. Also in 2018, drafting instructions were issued for the development of AML/CFT Rules under the BSA, to bring into effect the enforceable measures provided for in the Guidance Notes and to support the Bank of Jamaica’s oversight regime concerning AML/CFT.

Subsequently, the AML/CFT Unit of FID commenced on-site examinations using a risk-based methodology. During 2018, the unit carried out several follow-up activities to evaluate the effectiveness of remedial measures taken by licensees to address previously identified weaknesses and other controls implemented to strengthen their respective AML/CFT frameworks. Bank of Jamaica continues its robust communication efforts with the industry by disseminating numerous notices relating to AML/CFT matters to financial institutions (including UN Designations) since the start of 2018.

Financial Services Commission Supervisory Framework

The Financial Services Commission Act

This act brought into existence the FSC and, amongst other things, designated the FSC as the supervisory authority for the securities and insurance industries. It administers the Insurance Act, Securities Act, Unit Trusts Act and Pensions (Superannuation Funds and Retirement Schemes) Act.

Insurance Act

A new Insurance Act was enacted in December 2001 to repeal and replace the Insurance Act of 1972, to provide measures to strengthen corporate governance and the regulation of insurance companies, and to establish prompt corrective action. The Insurance Act was amended in February 2016, to among other things, harmonize certain provisions with other financial sector legislation and strengthen the legislative framework for the regulation of the insurance industry. In May 2017, the Cabinet approved proposals for further amendments to the Insurance Act in order to facilitate the creation of a micro-insurance legislative framework. The proposed amendment will pave the way for regulations to be developed to regulate the micro-insurance industry.

Pensions (Superannuation Funds and Retirement Schemes) Act

Reform of the pensions system started with the enactment of the Pensions (Superannuation Funds and Retirement Schemes) Act in 2004 and its concomitant regulations, which became effective in March 2005 and 2006, respectively. The pension legislation included new requirements for pension funds such as registration, licensing, investment limits, minimum solvency standards, winding-up, reporting requirements and information disclosure. In 2015, the Cabinet approved the second phase of the pension reform initiative and the necessary drafting instructions were issued to the Office of the Chief Parliamentary Counsel to prepare the necessary amending legislation. This was preceded by extensive consultations with major stakeholders in the industry. The amending legislation will address issues such as mandatory vesting, portability of pension rights, funding and solvency of approved superannuation funds and retirement schemes. The amendment is still in the drafting process.

Securities Act

In 2013, the Securities Act was amended to, among other things, enhance the framework for the regulation of the securities industry in order to combat the establishment and proliferation of unregulated financial organizations, strengthen the investigative and supervisory powers of the FSC, modernize the framework for the regulation of collective investment schemes and correct other deficiencies in the regulatory framework of the securities industry.

In 2014, the Securities Act was amended to enhance the legal and regulatory framework for retail repurchase agreements (retail repos) in Jamaica including providing additional protection for the interests of repurchase clients prior to and in the event of a dealer’s insolvency or bankruptcy. In addition, the Securities (Retail Repurchase Agreements) Regulations and the Securities (Prudential) Regulations were approved in 2014 in keeping with the reform of the securities dealer industry, the latter regulations seeking to tighten the prudential standards for securities dealers in line with international best practices.

As part of the ongoing review of the securities industry legal and regulatory framework a number of legislative achievements were made in 2015:

•	The Securities (Retail Repurchase Agreements)(Amendment) Regulations, 2015;

•	The Securities (Collective Investment Schemes)(Amendment) Regulations, 2015;

•	Guidelines: For Jamaica Depositary Receipts;

•	Consultative Paper: Proposed Amendments of the Securities (Takeovers and Mergers) Regulations, 1999;

•	Securities (Disclosure of Interest) Regulations, 1999; and

•	New Retail Repurchase Agreement Regulatory and Operational Framework.

Securities Dealers Rules and Regulatory and Supervisory Framework

In keeping with the requirements of the Memorandum of Economic and Financial Policies pursuant to the EFF with the IMF, the FSC was required to introduce and gradually tighten the prudential standards for the securities sector. Accordingly, on March 31, 2016, the FSC implemented a Strategy for Prudential Tightening which satisfies this requirement. The primary objective of the strategy is to ensure that in the near- to medium-term, the retail repo portfolios of individual firms and the securities industry as a whole will reach a level that is deemed by the BOJ and the FSC to be systemically safe and prudentially manageable. In an aim to fulfill the primary objective of the strategy as well as strengthening the overall resilience of the securities industry, the following were introduced in the regulatory and supervisory framework for the securities industry:

•	Requirement for dealers to implement stress testing programs and report results to the FSC;

•	Large exposure limits for single and group of connected parties;

•	Requirement for dealers to implement liquidity management programs;

•	Prudential benchmark for retail repos;

•	Liquidity management prudential benchmarks;

•	Capital charge for operational risk; and

•	Changes in the components of capital base to strengthen the quality of regulatory capital.

Strategy implementation is being achieved by the following broad steps:

•	Developing Prudential Guidelines for the securities industry which complement the Securities (Prudential) Regulations, 2014;

•	Implementing the Prudential Guidelines in tranches;

•	Utilizing a new prudential benchmark for retail repos as a supervisory tool to monitor the trend in values of this ratio for securities dealers; and

•

On a continuous basis, assessing the market impact of the prudential strategy and determining whether or not the systemic risk posed by the retail repo market warrants further prudential strengthening.

As part of the implementation of the strategy for prudential tightening, during 2016 and 2017, the FSC achieved the following:

•	Issuance of the first tranche of the Prudential Guidelines which implemented the stress testing and liquidity management requirements and the operational risk capital charge;

•

Development of the large exposure framework and the issuance of guidelines establishing limits for single and group of connected parties that is scheduled to take effect end December 2018 with a phased implementation plan;

•	Development of a suitable retail repo prudential benchmark which is scheduled to be introduced in September 2018 as an early warning monitoring prior to a phased implementation of the ratio; and

•	Completion of a study to identify an appropriate definition of liquid assets and level of liquidity ratio.

Current Priorities

In 2017, the FSC submitted a proposal to the Ministry of Finance to amend the FSC Act to enhance the regulatory framework for effective and comprehensive group-wide supervision of non-deposit taking groups. Currently, the Securities Act and Insurance Act enable the Financial Services Commission to conduct limited oversight of groups of which a securities firm or insurance company is a part. Section 27 of the Insurance Act, for instance, empowers the FSC to obtain financial information on non-regulated members of the group.

Other Financial System Legislation and Regulations

Deposit Insurance Act

In May 1998, Parliament passed the Deposit Insurance Act, designed to protect depositors through the establishment of an explicit Deposit Insurance Scheme (the “Scheme”). The Deposit Insurance Act established the Jamaica Deposit Insurance Corporation (the “JDIC”), which administers the Scheme and a Deposit Insurance Fund (the “Fund”). The financial institutions covered under the Scheme (the “Policyholders”) are all banks (otherwise called commercial banks), merchant banks and building societies. All deposits (excluding government deposits and deposits from Policyholders) held at these institutions are insurable under the Scheme. The insured institutions must contribute to the Fund, on an ex-ante basis by paying an annual premium of 0.15% of the total value of insurable deposits held by each institution, which will be used to reimburse depositors (up to the prescribed coverage limit) in circumstances where an insured non-viable institution is being resolved by way of a payout. The JDIC also has the option to levy premiums on an ex-post basis. In addition to premiums, the Fund comprises an accretion of investment and other sources of income. As at March 31, 2019, the value of the Fund stood at J$21 billion (unaudited).

Additionally, the JDIC is authorized to make loans or advances with security, and to guarantee, indemnify or become liable for the payment of monies, with respect to a covered institution facing financial distress with the ultimate objective of protecting insured depositors. Further, the Deposit Insurance Act also provides for the sharing of information between the BOJ and the JDIC, to enable the JDIC to be fully apprised of the financial conditions of the insured institutions.

When the Scheme was established, the coverage limit was set at J$200,000 per depositor per institution. In order to maintain or enhance the level of protection to depositors, the coverage limit is constantly under review and has been adjusted twice to J$300,000 and J$600,000 on July 11, 2001 and July 1, 2007 respectively. At December 31, 2018 the total number of accounts in the banking system that were covered up to the $600,000 coverage limit (which covers accounts with balances up to J$600,000) was 95.4%. At this level of coverage, the JDIC continues to provide protection to the majority of retail depositors. This is consistent with the JDIC’s public policy objective and international standard of best practice as recommended by the International Association of Deposit Insurers to cover 90-95% of deposit accounts in the system.

Proceeds of Crime Act

The POCA was passed by Parliament in early 2007 and came into effect on May 30, 2007. This statute is supported by the Proceeds of Crime (Money Laundering Prevention) Regulations and the Proceeds of Crime (Confiscation) Regulations which were also promulgated in 2007. With the passage of the POCA, the former Money Laundering Act, related Regulations and the Drug Offences (Forfeiture of Proceeds) Act were repealed and replaced. The wide-ranging POCA legislation provides for the investigation, identification and recovery of the proceeds of crime. Responsibilities previously delegated to the BOJ, as the “competent authority” for deposit-taking institutions under the Money Laundering Act, are now subsumed by the POCA. Among other matters, the POCA now provides for revised Threshold Reporting Transaction Limits for financial institutions of US$15,000.00 (US$50,000.00 previously) and gives the Minister of National Security (as the responsible minister under POCA) the power to designate professions and businesses as financial institutions for the purposes of reporting and complying with anti-money laundering requirements. POCA also seeks to address all the loopholes that hampered investigative and prosecutorial efforts to combat money laundering that existed under the previous Drug Offences (Forfeiture of Proceeds) Act and the Money Laundering Act.

Since its passage in 2007, the POCA has been amended to extend the list of predicate offenses and offenses in respect of which an assumption of criminal lifestyle can be made, to include offenses under the Child Pornography (Prevention) Act, specified offenses under the Sexual Offences Act, and related inchoate offenses such as aiding and abetting and incitement, as well as offenses under the Law Reform (Fraudulent Transactions) (Special Provisions) Act, which targets offenses such as lotto scam activities.

In October 2013, further amendments to the POCA were passed to:

•	clarify the suspicious transactions reporting requirements;

•	outline the powers that competent authorities designated under the POCA will have in relation to their role of monitoring compliance with the anti-money laundering requirements;

•

ensure that obligations placed on financial institutions are similarly placed on the entities that are responsible for the implementation of anti-money laundering prevention, policies and procedures in the financial institution’s group of companies; and

•

effect other amendments to the Money Laundering Prevention Regulations under the POCA to strengthen the requirements for Customer Due Diligence (“CDD”), the application of CDD measures for politically exposed persons (PEP), and the use of risk-based processes to identify and address AML/CFT risks.

The POCA and the regulations thereunder were extended to certain Designated Non-Financial Institutions by Ministerial orders dated November 15, 2013. These institutions included:

•	Accountants that carry out certain specified financial transactions;

•	Attorneys-at law that carry out certain specified financial transactions;

•	Casinos;

•	Gaming Lounge operators over a certain size; and

•	Real estate dealers.

The Jamaica Bar Association filed suit against the Government seeking to enjoin the application of the Proceeds of Crime regime to the profession. By judgment dated May 4, 2017, the Full Court held that the regime was applicable to the profession and did not breach any duties owed by attorneys-at-law to their clients.

The United Nations Security Council Resolution (Implementation) Act, 2013

The Act reflects Jamaica’s work towards complying compliance with FATF Recommendation 7 (Targeted financial sanctions related to proliferation) of the revised FATF Forty (40) Recommendations issued in 2012. This Act, which was passed on November 15, 2013 is to facilitate the implementation of United Nations Security Council Resolutions under Chapter VII of the Charter and which Article 25 of the Charter requires Jamaica to carry out. The Act requires financial institutions and designated non-financial institutions to determine on a continuing basis whether they are in possession or control of assets owned or controlled by or on behalf of a person or entity proscribed by regulations.

Terrorism Prevention Act

The Terrorism Prevention Act gives effect to the UN Convention on the Suppression of the Financing of Terrorism as well as to various other UN Security Council resolutions. This act imposes counter-terrorist financing and reporting obligations on financial institutions, which will assist the authorities in identifying, tracing and ultimately forfeiting assets owned or controlled by terrorists, and provides law enforcement with the widest range of investigative tools to achieve these objectives. The Terrorism Prevention Act was passed by Parliament in March 2005 and came into effect in June 2005. In March 2010 an amendment to the Terrorism Prevention Act was passed to allow for greater penalties to be imposed under the proposed Terrorism Prevention (Reporting Entities) Regulations, 2010. (Under Jamaica’s laws, penalties set out within Regulations are restricted to the maximum permitted under the Interpretation Act unless the Principal Act to the Regulations expressly provides otherwise).

The Terrorism Prevention Act was amended in April 2011 to clarify and expand on the obligation of financial institutions to report unusual or suspicious transactions and to allow for the implementation of the listed entity provisions in the act. Jamaica has since issued its first list of designated terrorists in accordance with the UN Resolution 1267 following the publication of the requisite court order in June 2012. A subsequent court order was published in July 2013.

Further amendments to the Terrorism Prevention Act were passed in October 2013 to, among other things, ensure that property of corresponding value can be confiscated, and to allow for Jamaica’s full implementation of the International Convention for the Suppression of Acts of Nuclear Terrorism of September 4, 2005, the 2005 amendment to the Convention on the Physical Protection of Nuclear Material, the October 14, 2005 amendment to the Protocol to the Convention for the Suppression of Unlawful Acts Against the Safety of Maritime Navigation, and the October 14, 2005 Protocol to the Convention for the Suppression of Unlawful Acts Against the Safety of Fixed Platforms.

In November 2017, the Senate approved the following orders under the Terrorism Prevention Act:

•	The Terrorism Prevention (Reporting Entities) (Accountants) Order 2017;

•	The Terrorism Prevention (Reporting Entities) (Casinos) Order 2017;

•	The Terrorism Prevention (Reporting Entities) (Gaming Lounge Operators) Order 2017; and

•	The Terrorism Prevention (Reporting Entities) (Real Estate Dealers) Order 2017.

The effect of these orders is to establish these entities as reporting entities under the Terrorism Prevention Act. The relevant orders take effect six months from the issue of the orders (May 2018). This gives these sectors an opportunity to be sensitized and obtain training on their obligations under the Act.

Terrorism Prevention (Reporting Entities) Regulations

In March 2010, the Terrorism Prevention (Reporting Entities) Regulations, were promulgated under the Terrorism Prevention Act. These regulations largely mirror the Know Your Customer (KYC) obligations contained in the regulations under POCA. Accordingly, the regulations outline the operational controls that must be maintained by financial institutions particularly when contemplating the commencement of a business relationship or a one-off transaction. The regulations also require financial institutions to establish and maintain appropriate procedures in relation to identification, record-keeping, internal controls, communication and training of employees. These regulations also prescribe the requisite declaration forms for transactions that the reporting entity knows or suspects are transactions that constitute a terrorism offense, and for the submission of four-monthly reports as to whether or not the reporting entity is holding property in respect of a person who is on the United Nations list of designated terrorists or in respect of a person who has links with terrorists or terrorist groups or organizations.

In October 2013, the Terrorism Prevention (Reporting Entities) Regulations were amended to consolidate and intensify the requirements for CDD, the application of CDD measures for PEP, and the use of risk-based processes to identify and address Anti-Money Laundering/CFT risks.

The Financial Investigations Division Act

The Financial Investigations Division Act (“FIDA”) was passed in March 2010 and brought into effect by Appointed Day Notice in April 2010. The Act gives the existing FID of the Ministry of Finance and the Public Service the necessary statutory powers and protections to carry out that its mandate of investigating and prosecuting financial crime, including money laundering and the financing of terrorism. The FIDA was amended in 2013 to, among other things, clarify the FID’s role where Jamaica contemplates entering into information sharing agreements with international counterparts. As a result of the 2013 amendments to FIDA, the FID achieved full membership in the Egmont Group of Financial Intelligence Units in June 2014.

Current Priorities in Banking Supervision

Bank of Jamaica (Credit Unions) Regulations

During 2017, the decision was taken to abort the development of the Bank of Jamaica (Credit Unions) Regulations and instead replace it with the Credit Union (Special Provisions) Act as the provisions were thought to be too substantive to reside in subsidiary legislation. Accordingly, the Cabinet approved the recommendation for the enactment of legislation for the supervision of credit unions by the BOJ in May 2017.

The proposed legislation will, among other things, prescribe prudential criteria and minimum solvency standards covering, inter alia, essential areas such as licensing, capital adequacy, liquid assets, credit limits and provisioning, submission of financial statements and remedial action that can be taken by supervisory authorities with respect to problem credit unions. The draft proposed legislation has benefited from extensive dialogue with the credit union sector and are pending presentation to Parliament by the Minister of Finance and the Public Service once drafting is complete. The legislation is currently slated to be tabled in Parliament by June 2019.

Consolidated and Conglomerate Supervision of Financial Groups

Legislation governing the activities of DTIs was amended in 2002 to extend the regulatory and supervisory reach of the BOJ beyond the licensee itself, to include the wider financial group of which the licensee is a part. Pursuant to these amendments, the BOJ has been working towards the full implementation of a comprehensive consolidated/conglomerate supervision regime. This has included the promotion of the reconfiguring of financial groups containing deposit-taking entities, into supervisable financial structures and the extension of “fit and proper” assessments to principals of Financial Holding Companies (“FHCs”) and other entities within relevant financial groups. Further enhancements to the legislative framework were incorporated in the new Banking Services Act, which now requires that FHCs be licensed and therefore, be subject to supervisory oversight.

In 2018, major developments relating to the consolidated supervision framework included work on

•	The draft Banking Services (Capital Adequacy) Regulations;

•

The drafting instructions for the Banking Services (Capital Adequacy) Regulations that were issued on 2016 (applicable to deposit-taking institutions and financial holding companies), were rescinded at the end of 2018, and drafting of the requisite regulations has been suspended. This rescission is to facilitate the inclusion of recommendations from the Financial Sector Assessment Programme (“FSAP”) process completed in the third quarter of 2018, and the Basel Committee on Banking Supervision’s updates to the international Basel Accords that are aimed at enhancing governance and risk management. The inclusion of the aforesaid will materially impact the capital adequacy ratio and regulatory capital requirements for DTIs and FHCs, as well as Bank of Jamaica’s regulatory framework.

Consequently, the drafting instructions will be updated and work on the new minimum capital regulations based on the Basel II and III requirements is slated for completion in the third quarter of 2019.

•	The draft Banking Services (Financial Holding Companies) (Licence Application) Rules; and

•

These rules will be directed to FHCs under the BSA and will, among other things, set out the information which must be provided in an application to be licensed as an FHC under the BSA. The application requirements in the proposed Rules are broadly similar to those which apply to applicants seeking to be licensed as a DTI under the Act, and as such covers ownership and group structure, financial resources and strength, strategic plans and projections, governance structure and arrangements, risk management and internal controls, corporate governance and IT systems, and details of the recovery and resolution strategy and plans. Applicants are also required to outline recovery options for entities within the financial group headed by the applicant.

The draft rules are being finalized, and will be subject to affirmative resolution of both Houses of Parliament before coming into effect.

•	The risk-based methodology for the supervision of financial groups

•

The FSC and Bank of Jamaica have been collaborating in the execution of consolidated supervision utilizing the risk-based supervisory methodology via a technical working group consisting of members from both agencies. To date, the group has agreed on the minimum data to be shared to facilitate quarterly monitoring of the financial group, reviewed the knowledge of business and supervisory plan for the banking operations as well as the implementation plan for the risk-based supervision pilot project currently being undertaken by the FSC. The implementation process is scheduled to begin in May 2019.

Basel II/III implementation

Bank of Jamaica continues to develop, streamline, and execute on its programme for the implementation of the internationally-agreed Basel framework. The programme comprises of three phases, to be executed over a five-year period, with full implementation set for the fourth quarter 2023. With regard to Basel II/III, based on preliminary assessments, the BOJ does not foresee significant challenges in complying with the more conservative capital definitions proposed under Basel III given that existing Jamaican regulatory requirements are more stringent than those of Basel II capital definitions, including, for example, definitions of regulatory capital and the capital to total assets leverage ratio which has been a legal requirement for banks since 2004.

The first phase that commenced in the third quarter of 2018 is currently underway and includes the introduction of prudential liquidity risk regulation, in the form of a Liquidity Coverage Ratio, which measures the ability of financial institutions to withstand a 30-day liquidity stress scenario. The proposed Liquidity Coverage Ratio requirement will be subject to an industry consultation process and is slated to be finalized by September 2019. Phase one of Bank of Jamaica’s implementation plan will also involve consultation on, and implementation of, revised minimum capital adequacy regulations for deposit-takers and the financial groups of which they are a part.

Phase 2 of the programme will include the consultation on, and implementation of, Pillar 2 components of the Basel framework, including, the Internal Capital Adequacy Assessment Process, and the Supervisory Review and Evaluation Process. This second phase will also cover the consultation on, and implementation of, the framework for designating Domestic Systemically Important Financial Institutions.

The final phase will focus on Pillar 3 of the Basel framework vis-à-vis market disclosures, as well as consulting on, and implementing additional capital and liquidity measures, including, capital buffers, and the Net Stable Funding Ratio.

Other Developments

Micro Credit Legislation

The Cabinet approved the policy proposal to enhance the legislative framework for privately owned money lending institutions in 2013. The new regulatory framework introduces a licensing regime for micro credit institutions, and incorporates safeguards such as – fit and proper requirements for licensees and their owners and officers; operating requirements for licensees; and provisions regarding the treatment of complaints. The framework also aims to address the deficiencies inherent in the operations of the industry, provide for improvement in the monitoring of the industry, transparency, dissuading predatory lending practices, protection of consumers and reduction in risks of the industry being used as a vehicle to facilitate money laundering. The bill accords the standard regulatory powers to conduct inspections, examine the records of licensees, impose sanctions (regulatory and criminal) for non-compliance, and to issue standards and guidance.

The bill was tabled in Parliament on February 26, 2019.

Financial Sector Assessment Program

During 2005, Jamaica participated in an IMF/World Bank FSAP, which is a joint initiative of the IMF and World Bank to provide member countries with a comprehensive evaluation of their financial systems. FSAPs are designed to assess the stability of the financial system as a whole and not that of individual institutions. They have been developed to help countries identify and remedy weaknesses in their financial structure, thereby enhancing their resilience to macroeconomic shocks and cross-border contagion. In May 2005, the IMF/World Bank issued a report on the financial assessment that was undertaken in 2005 that indicated that, while Jamaica’s financial systems appeared well-capitalized and supervision had been strengthened in recent years, there was a need to further strengthen the prudential framework for security dealers, enhance the oversight of conglomerates, and develop and test crisis management systems. The report also recommended that priority be given to overhauling the payments system and introducing a central depository for fixed income securities. In this regard, in May 2009, Jamaica introduced a Central Securities Depository for fixed income securities and in November 2010, the Payment, Clearing and Settlement Act was passed. Many of the recommendations in the 2005 FSAP were implemented as part of the EFF.

An FSAP Development Module for Jamaica was undertaken in April 28 to May 9, 2014. The focus of the mission was to identify constraints to enhancing financial inclusion and covered areas including financing of micro, small and medium-sized enterprises, housing finance, rural/agriculture finance, payment systems and remittances, and consumer protection and financial literacy.

The report noted that the authorities passed the BSA which contained provisions for enhanced supervision of conglomerates, drafted Credit Unions’ regulations and reformed the securities dealers sectors, making less risky business models (collective investments schemes) available to securities dealers. The act represents significant financial infrastructure reforms to improve the credit reporting system, secured transactions, and insolvency framework. The report noted however, that failure of Jamaica to complete its reform effort could have adverse regional repercussions including through financial linkages throughout the Caribbean. It also noted that Jamaica’s authorities should review the implementation of its oversight function ensuring the best balance between competition and cooperation in the credit reporting market. In addition, the report recommended that a comprehensive review of its regulatory framework for the remittances sector be conducted to enable the sector to provide innovative retail remittance products to the beneficiaries at competitive prices over the medium term.

In light of these developments, in 2018, Bank of Jamaica carried out a second self-assessment of Jamaica’s observance of the Basel Core Principles for Effective Banking Supervision, in the context of an FSAP review. The FSAP culminated in June 2018, and the scope included assessments of, risks to Jamaica’s financial stability; the regimes for micro- and macroprudential oversight; and the frameworks for crisis management and other financial system safety net mechanisms. Bank of Jamaica played a key role in coordinating activities related to the conduct of the 2018 FSAP. The review emphasized that Jamaica has made considerable progress since the culmination of preceding FSAP, and that the Basel Core Principles for Effective Banking Supervision assessment conducted by the FSAP team are broadly in line with Bank of Jamaica’s self-assessment on the framework for prudential supervision.

From a microprudential oversight perspective, the review underscored however, the fact that the enhanced resilience of the financial system depends on, among other things, the continuation of efforts to effectively implement consolidated risk-based supervision and the implementation of more robust capital and liquidity regulatory requirements, consistent with the widely observed Basel requirements, areas that will be addressed in short order with BOJ’s impending Basel II/III implementation.

Bank of Jamaica Foreign Exchange Intervention and Trading Tool

In an effort to upgrade and modernize its intervention and trading framework for foreign currency, the Bank of Jamaica (BOJ), on 26 July 2017, implemented a new tool for its sale and purchase of foreign exchange (FX) to market intermediaries. The framework, called BOJ Foreign Exchange Intervention & Trading Tool (B-FXITT), is a rule-based, competitive, multiple-price intervention system to buy and sell FX to Authorized Dealers (ADs) and eligible cambios. This new framework, is designed to enhance the effectiveness of BOJ’s monetary policy and foreign exchange operations. The implementation of B-FXITT is a fundamental part of the strategy to improve the efficiency and transparency of the foreign exchange market thus providing greater assurance about the availability of foreign currency to the public.

Access to Finance Project

Micro, small and medium-sized enterprises (MSMEs) are critical to Jamaica’s sustainable economic growth, accounting for 80-90% of the Jamaican economy. To provide greater financial support for MSMEs and foster an environment that promotes these companies’ success, the Government and the World Bank signed a US$15 million loan agreement. The proceeds of this loan will be used for the Access to Finance Project: US$5 million will be used to guarantee MSME loans, another US$5 million will be allocated toward risk capital financing to small firms and the remaining US$5 million will go towards improving the enabling environment for access to finance and business development services for MSMEs.

Special Resolution Regime

The Jamaican authorities set out to establish a Special Resolution Regime (“SRR”) for Jamaica, as part of several key reforms set out in the Government of Jamaica’s Memorandum of Economic and Financial Policies to enhance the resilience and stability of the financial system. In order to better align Jamaica’s resolution framework with international standards and practice, BOJ, JDIC and the FSC, under the auspices of the FRC, have engaged technical assistance to address important gaps that would impede the pursuit of timely, efficient and effective resolution of local financial institutions that limit the cost to tax payers.

The main objective of the SRR is to establish and promote a private-sector mechanism for resolving failed or failing financial institutions that recognizes the preservation of financial stability and minimization of the use of public funds as key priorities. Another key priority of the SRR will include the timely determination of an entity becoming non-viable (by way of pre-specified qualitative and quantitative triggers), and to assess whether or not the entity’s non-viability or failure will have a deleterious impact on the stability of the financial system or the continuity of critical financial services.

During 2018, Bank of Jamaica, in collaboration with other financial system safety net players, worked on the development of legislation to introduce a SRR. The proposed SRR framework aims to facilitate the orderly resolution of financial institutions in Jamaica, by aligning Jamaica’s resolution framework with international standards issued by the Financial Stability Board under its Key Attributes of Effective Resolution Regimes for Financial Institutions.

The SRR framework will establish Bank of Jamaica as the Resolution Authority. Bank of Jamaica will be operationally independent so as to protect financial system stability, minimize the cost to taxpayers and limit disruption in the provision of critical financial services.

The SRR will include a special insolvency regime component and an administrative component. Drafting instructions for the administrative component of the legislative framework has been prepared by the Office of the Chief Parliamentary Council and is currently being reviewed by a technical working group of the Financial Regulatory Committee. Concurrent work on the special insolvency regime component is ongoing, with the aim of connecting this component of the legislative framework seamlessly with the administrative component, alongside the development of a clear and adequate funding model to support the effectiveness’s of the overall regime. The timeline for tabling of the SRR Bill in Parliament is September 2019.

The Stock Market

Jamaica Stock Exchange

The Jamaica Stock Exchange (“JSE”) is the oldest and largest stock exchange in the English-speaking Caribbean. It was established as a private limited company in August 1968, and floor trading commenced in February 1969. It is now a public company and was determined by Bloomberg Businessweek in January 2019 to be the world’s best-performing stock market. The JSE is a self-regulatory organization, although the FSC has regulatory oversight. The JSE has in place a comprehensive code of rules governing members’ conduct and market operations, and has not experienced any market scandal during its 48-year history. The FSC also regulates the Jamaican securities industry. Transactions done on the floor of the JSE are settled using a T+2 cycle.

The JSE has undertaken several modernization initiatives in recent years. In 1997, the JSE established a formal relationship with the CUSIP Service Bureau for the assignment of international securities identification numbers (“ISIN”) for Jamaican securities. In 2012, the JSE was granted approval for Partnership with the Association of National Numbering Agencies and the JSE now assigns ISINs for Jamaican securities.

In 1998, the Jamaica Central Securities Depository Limited, designed in conformity with G30 standards, was incorporated as a legal entity and began operations on June 1, 1998. In February 2000, the JSE introduced automated trading, and as at May 2000, all securities listed on the JSE are traded remotely from brokers’ offices.

In May 2000, the JSE All Jamaican Composite index was introduced. This index tracks the performance of local companies. In June of the same year, the JSE Select Index was introduced to track the performance of the 15 most liquid stocks on the JSE.

In 2007, the JSE started the process of demutualization, and on June 30, 2008, the JSE became a listed company after listing its Preference Shares. The Preference Shares have been redeemed and consequently delisted on May 31, 2013. In July 2013, the JSE offered 20% of its ordinary shares to the public by way of an IPO and the offer was oversubscribed by 41%. More than 150 applications were received for the offer. The JSE listed the ordinary shares on July 23, 2013.

The JSE launched the Junior Stock Market on April 2, 2009. This market provides an opportunity for local and CARICOM small- and medium-size enterprises to raise capital. The JSE Junior Market has been endorsed by the Jamaican government through a ten-year tax break. As such, a company that lists on the JSE Junior Market is not liable to pay taxes on profits for the first five years and is liable for just 50% of the corporate tax rate for the second five-year period.

The JSE Combined Index started on April 1, 2011, at 86,897.43 points. This index tracks the performance of all the companies that issue ordinary shares listed on both the Main Market and Junior Market of the JSE. In July 2011, the JSE launched the US$ Equities Market which facilitates the trading and settlement of US$ denominated shares. The JSE US$ Equities Market Index, which tracks the performance of companies whose shares trade in US dollars, started at 100 Points and has grown to 175.79 points as at March 31, 2019, up from 161.45 points at March 2018.

In June 2013, the JSE launched the Bond Market which facilitates the trading and settlement of fixed income securities, whether they are corporate bonds, Government of Jamaica securities, the securities of any other sovereign CARICOM country.

Trading Activity: Main Market

In 2018, market volume including block trades totaled 5.45 billion shares, an increase of 110.40% from the 2.59 billion shares traded in 2017. The value of shares traded in 2018 amounted to J$75.47 billion, an increase of 105.7% from 2017.

For the period from January to March 2019, market value, including block trades, amounted to over J$18.25 billion, down 5.55% relative to the same period in 2018. Market volume, including blocks, has decreased by 72.37% for the stated period to 657.81 million units, compared to the 2.38 billion units recorded in the same period in 2018. An increase was experienced in the number of transactions (including blocks) of 13.62% to 18,089 transactions for the period. For the stated period, there were 63 trading days.

At December 31, 2018, market capitalization totaled J$1.38 trillion, up 31.95% from 2017. The top ten listed companies (based on market capitalization) account for approximately 73.27% of market capitalization, with the top five listed companies accounting for 59.66% of market capitalization at December 31, 2018. At March 31, 2019, there were 39 domestic companies listed on the JSE, and market capitalization totaled J$1.42 trillion.

Market volume (excluding blocks) for the period January to March 2019 amounted to 541.56 million units compared to 618.60 million units for the same period in 2018. This represents a decrease of 77.04 million units, or 12.45%. The market value for the stated period decreased to J$15.301 billion from J$15.354 billion for the same period in 2017. This reflects a decrease of 0.35% or J$53.30 million.

Between January and March 2019, the number of transactions increased by 13.63% to 18,069 when compared to the non-block transactions for the same period in 2018. Twenty block trades have been processed for the stated period compared to the twenty block trades in the same period in 2018. Market volume in the block market for the stated period amounted to 116.25 million units compared to 1.76 billion units in the comparative period in 2018. The total value of block trades as at March 31, 2019 stands at J$2.95 billion relative to J$3.97 billion in 2018.

For the year ended December 31, 2018, the month that recorded the largest number of transactions was January with 6,720 transactions. Meanwhile, the month that experienced the least transactions was June with 3,964 transactions. In the month of February, the smallest monthly volume traded and value traded were recorded, which amounted to 113.52 million units and J$1.74 billion, respectively. The month of September registered the highest market volume of 595.68 million units and December recorded the largest market value of J$14.52 billion.

For the year ended December 31, 2018, the main advancers were Barita Investments Limited, up 611.78% to close at J$53.17, and Salada Foods Jamaica Limited, up 211.11% to close at J$35.00. On the other hand, the main decliners were Ciboney Group Limited, down 70.73% to close at J$0.12, and 138 Student Living Jamaica Limited, down 42.43% to close at J$3.50. Trading occurred in 37 stocks, of which 23 shares advanced, 13 shares declined and 1 traded firm.

The following table shows yearly trading data for the Jamaica Stock Exchange for the period beginning January 2001 to March 31, 2019:

Jamaica Stock Exchange Trading Data – Main Market

Period	Period-End Market Capitalization	Value Traded	Period-End Market Index	No. of Listed Companies	No. of Brokers
	(in millions of J$)
2001	197,717.5	5,948.4	35,723.6	43	10
2002	292,297.9	7,636.9	45,396.2	41	10
2003	512,884.4	24,237.3	67,586.7	42	10
2004	879,297.2	35,994.8	112,655.5	41	11
2005	839,852.8	40,746.7	104,510.4	41	11
2006	822,862.4	37,041.0	100,678.0	44	11
2007	876,690.6	29,047.4	107,968.0	44	11
2008	597,277.0	67,026.9	80,152.0	45	11
2009	544,882.5	12,190.1	83,321.9	43	11
2010	564,720.7	20,828.6	85,220.8	43	11
2011	619,444.8	20,994.0	95,297.2	40	11
2012	590,637.4	61,109.5	92,101.2	36	11
2013	492,179.9	15,978.2	80,633.5	36	11
2014	296,836.9	12,807.5	76,353.4	36	12
2015	615,559.6	64,647.8	150,692.1	36	12
2016	697,446.8	48,449.6	192,276.6	35	12
2017	1,048,740.0	36,689.8	288,382.0	36	13
2018	1,383,834.9	75,469.5	379,790.8	39	13
January to March 2019	1,418,797.8	15,301.4	388,276.9	42	13

Source: Jamaica Stock Exchange.

Main Market Index

As at the end of March 2019, relative to the same period last year, all of the indices in the main market recorded increases. The Main JSE Index increased by 31.83% and the All Jamaican Composite Index increased 31.84%. At the same time the JSE Select, which tracks the 15 most liquid stocks, recorded an increase of 10.10%. The JSE Combined Index, which tracks the main market and the junior market companies, advanced by 28.89% at the end of the period.

The following table shows the market indices as at March 31, 2019:

Index	Value 2019 points	Point change(1)	Percent change(1)
Main JSE Index	388,276.91	8,486.05	2.23
All Jamaican Composite Index	426,180.60	9,337.87	2.24
JSE Select Index	9,763.06	37.47	0.39
JSE Combined Index	390,639.70	6,083.22	1.58
JSE Jnr Market Index	3,092.02	(154.82)	(4.77)

(1)	Measured against December 2018.

Source: Jamaica Stock Exchange.

For the year ended December 31, 2018, on average the ordinary stock prices appreciated by 47.94% and the advance decline ratio was 21:11.

Trading Activity Junior Market

On April 2, 2009, the JSE launched its Junior Market. The total volume traded amounted to 1.41 billion units valued at J$5.85 billion in 2018. For the period January 1, 2019 to March 31, 2019, volume amounted to 1.39 billion units with a value of J$4.54 billion.

For the year ended December 31, 2018, the JSE Junior Market Index increased by 18.84% to close at 3,246.81 points. For the period January 1, 2019 to March 31, 2019, the JSE Junior Market Index decreased by 4.77% to close at 3,092.02 points.

As at March 31, 2019, the market capitalization of the Junior Market amounted to J$135.59 billion and there were 38 domestic companies listed on the Junior Market.

Market volume for the period January 1, 2019 to March 31, 2019 increased to 1.39 billion units, compared to 313.39 million units in the same period of 2018. Similarly, the number of transactions increased to 8,913 from 7,359 for the same period in 2018. Correspondingly, market value increased to J$4.54 billion from J$1.36 billion for the same period in 2018.

There were 63 days of trading for the period from January 1, 2019 to March 31, 2019.

The following table shows yearly trading data for the JSE Junior Market for the period from January 2011 to March 31, 2019:

Jamaica Stock Exchange Junior Market Trading Data – Junior Market

Period	Period-End Market Capitalization	Value Traded	Period-End Market Index	No. of Listed Companies
	(in millions of J$)	(in millions of J$)
2011	23,595.0	1,247.9	748.9	12
2012	22,101.6	5,185.3	647.8	16
2013	27,391.1	1,386.0	757.9	21
2014	26,097.1	2,002.9	687.9	23
2015	67,946.7	7,429.7	1,791.0	23
2016	103,417.6	5,067.3	2,593.7	29
2017	114,795.2	6,863.7	2,732.1	34
2018	139,776.8	5,848.8	3,246.8	36
January to March 2019	135,595.3	4,538.9	3,092.0	38

Source: Jamaica Stock Exchange.

JSE Junior Market Index

The JSE Junior Market Index started the year 2018 at 2,732.13 points and at December 31, 2018 the Index closed at 3,246.81 points. This represented an increase of 18.84%. The index closed at 2,958.55 points as at March 31, 2019. During 2018, there were 36 ordinary share listings and 2 preference share listing bringing the total listings on the JSE Junior Market to 38 and the total listed companies to 76 as at December 31, 2018. During the period from January 1, 2019 to March 31, 2019, 2 companies were listed on the JSE Junior Market increasing the number of companies listed to 38.

The newly listed companies are set forth in the table below.

Company	Date Listed
Elite Diagnostic Limited	February 16, 2018
Sygnus Credit Investments Limited	June 18, 2018
Everything Fresh Limited	June 22, 2018
Mayberry Jamaican Equities Limited	July 31, 2018
Indies Pharma Jamaica Limited	August 15, 2018
Stanley Motta Limited	August 22, 2018
Fontana Limited	January 8, 2019
iCreate Limited	February 25, 2019

Market Developments

As at March 31, 2019, the total number of companies listed on the Main Market stood at 42 while the total number of companies listed on the Junior Market stood at 38. There were 38 ordinary share and 17 preference share listings as at March 31, 2019 on the Main Market. As at March 31, 2019, the number of companies listed on the USD market stood at 11 companies: 7 ordinary share and 8 preference share listings. As at March 31, 2019, there are 4 securities listed on the JSE Bond Market.

The JSE implemented and launched its Online Trading Platform in May 2015. The JSE is also in the process of developing a Corporate Governance Index which will be launched in 2019.